As filed with the Securities and Exchange Commission on October 27, 2005

Registration No. 333-124971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 8 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CBEYOND COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	4813	59-3636526
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

320 Interstate North Parkway, Suite 300

Atlanta, Georgia 30339

(678) 424-2400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James F. Geiger

Chairman, President and Chief Executive Officer

Cbeyond Communications, Inc.

320 Interstate North Parkway, Suite 300

Atlanta, Georgia 30339

(678) 424-2400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher L. Kaufman, Esq. Joel H. Trotter, Esq. Latham & Watkins LLP 555 Eleventh Street, N.W. Washington, D.C. 20004 (202) 637-2200	John T. Gaffney, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated October 27, 2005

Prospectus

6,104,575 Shares

Common Stock

This is our initial public offering of common stock. We are offering 6,104,575 shares. No public market currently exists for our common stock.

We have applied for the listing of our common stock on the Nasdaq National Market under the symbol “CBEY.” We currently estimate that the initial public offering price will be between $13.00 and $14.00 per share.

Investing in the shares involves risks. See “ Risk Factors” beginning on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Cbeyond	$	$
Proceeds, before expenses, to Cbeyond from participating stockholders (see “Underwriting”)	$	$

We have granted the underwriters a 30-day option to purchase up to 882,352 additional shares of common stock from us on the same terms and conditions set forth above. The option may be exercised solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares offered to the public on or about                     , 2005.

Deutsche Bank Securities

Raymond James

Thomas Weisel Partners LLC

ThinkEquity Partners LLC

The date of this prospectus is                  , 2005.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information regarding us and our common stock, including our consolidated financial statements and the related notes, appearing elsewhere in this prospectus.

Cbeyond

Overview

We provide managed Internet Protocol-based communications services to our target market of small businesses in selected large metropolitan areas. Our services include local and long distance voice services, broadband Internet access, email, voicemail, web hosting, secure backup and file sharing and virtual private network. Our voice services are delivered using Voice over Internet Protocol, or VoIP, technology, and all of our services are delivered over our secure all-Internet Protocol, or IP, network. We provide quality of service and achieve network and call reliability comparable to that of traditional phone networks while incurring significantly lower capital expenditures and operating costs. We believe our all-IP network platform enables us to deliver an integrated bundle of communications services that may otherwise be unaffordable or impractical for our customers to obtain.

We first launched our service in Atlanta in April 2001 and now also operate in Dallas, Denver, Houston and Chicago. As of June 30, 2005, we were providing communications services to 17,435 customer locations.

We believe that the attractive value proposition of our integrated bundled communications service offering and our ability to successfully replicate our business model in new markets have enabled us to achieve significant growth. Primarily driven by our growth in new customers, our revenues grew from $65.5 million in 2003 to $113.3 million in 2004 and $73.4 million in the first six months of 2005. Our net operating losses have decreased over this same period, from $25.7 million in 2003 to $7.3 million in 2004 and $1.4 million in the first six months of 2005.

Our IP/VoIP Network Architecture. We deliver our services over a single, private all-IP network using only a high speed T-1 connection, or multiple T-1 connections, rather than the public Internet, which is employed by other VoIP companies such as Vonage and Skype Technologies. Our network allows us to provide a wide array of voice and data services, attractive service features (such as real-time online additions and changes), quality of service and network and call reliability comparable to that of traditional telephone networks. We believe our network requires significantly lower capital expenditures and operating costs compared to traditional service providers using legacy circuit-switched technologies, which require separate networks to provide voice and data services.

Our Target Market and Value Proposition. Our target market is businesses with 4 to 200 employees in large metropolitan cities, using five or more phone lines. According to 2005 Dun & Bradstreet data, there are approximately 1.4 million businesses with 5 to 249 employees in the 25 largest markets in the United States. We are currently in five of these markets and plan to launch service in six additional markets by the end of 2009.

We provide integrated packages of managed services at competitively priced, flat monthly fees under fixed-length contracts. We also offer our customers a range of enhanced services for additional fees. Our target customers generally do not have dedicated in-house resources to address their communications requirements fully. Our service offerings allow these customers access to advanced communications services without having to develop their own internal expertise. Our primary competitors, the traditional local telephone companies, do not generally offer packages of similar managed services to our target market. We believe that our value proposition, along with our fixed-length contracts, have contributed to our low historical monthly customer churn rate. We calculate our monthly customer churn rate by dividing the number of customers who discontinue service with us during a month by the total number of customers at the beginning of that month. Churn rate is a significant statistic for communications service providers, which compete for other providers’ customers. Our current customer churn rate may not be indicative of future rates because the initial term for most of our customer contracts has not yet expired.

VoIP Technology and Business Models

VoIP technology enables the convergence of voice and data services onto one integrated network using technologies that digitize voice communications into IP packets for transport on either private, managed IP networks or over the public Internet. As VoIP technology has matured over the past decade, service providers have utilized its capabilities to establish business models that vary both in terms of the type of service they deliver and the target end-customer.

	Public Internet / Best Efforts		Managed Networks
	Long Distance/ Calling Card VoIP	PC-to-PC/ Broadband VoIP	Cable Broadband VoIP	Private Managed VoIP Networks
Service	Inexpensive long distance calls	Inexpensive voice calls	Integrated VoIP and broadband Internet access	Integrated VoIP, broadband Internet access, enhanced data services

Target Customers	Consumers, wholesale	Consumers, small offices, home offices	Consumers	Businesses

Network	Public Internet	Public Internet	Cable infrastructure	Leased and owned infrastructure

Examples	Net2Phone	Skype/Vonage	Cablevision, Time Warner Cable	Cbeyond

Our Strategy

We intend to grow our business in our current markets and to replicate our approach in additional markets. We have adopted a strategy with the following principal components:

•	Focus solely on the small-business market in large metropolitan areas. We target small businesses, most of which do not have dedicated in-house resources to address their communications requirements fully and may therefore view themselves as inadequately served by the larger telecommunications providers.

•	Offer comprehensive packages of managed IP communications services. We offer our local and long distance voice services and broadband Internet access applications only on a bundled basis under fixed-length, flat-rate contracts. We expect to integrate wireless services with our existing wireline services in the first half of 2006 and offer these services solely as a component of our bundled offerings.

•	Increase penetration of enhanced services to our customer base. We seek to achieve higher revenue per customer and lower churn by providing enhanced services in addition to our base offering. As of June 30, 2005, our average customer used a total of 4.6 applications, whether as part of a package or purchased as an additional service.

•	Focus sales and marketing resources on achieving significant market penetration. We will continue to deploy a relatively large direct sales force in each of the markets that we enter,

in contrast to many of our competitors, which have deployed smaller sales forces in a greater number of markets. We believe that our approach has resulted in our obtaining market share at a faster rate.

•	Replicate our business model in new markets. Each time we expand into a new market, we use the same disciplined financial and operational reporting system to enable us to closely monitor our costs, market penetration and provisioning of customers and maintain consistent standards across all of our markets. We intend to launch service into six additional markets by the end of 2009.

Our Strengths

We believe we benefit from the following strengths:

•	Our all-IP network. We are able to provide a wide range of enhanced communications services in a cost-efficient manner over a single network, in contrast to traditional communications providers which may require separate, incremental networks or substantial network upgrades in order to support similar services.

•	Capital efficiency. We believe that our business approach requires lower capital and operating expenditures to bring our markets to positive cash flow compared to communications carriers using legacy technologies and operating processes. In addition, our deployment of capital is largely success-based, meaning we incur incremental capital expenditures only as our customer base grows.

•	Our automated and integrated business processes. Our front and back office systems are highly automated and integrated to synchronize multiple tasks, including installation, billing and customer care. We believe this allows us to lower our customer service costs, efficiently monitor the performance of our network and provide responsive customer support.

•	Our highly regimented but personalized sales model. Our direct sales representatives follow a disciplined daily schedule and meet face-to-face with customers each day as part of a transaction-oriented but personalized and consultative selling process.

•	Our experienced management team with focus on operating excellence. Our top three executive officers have an average of 20 years of experience in the communications industry, including both startups and mature businesses.

•	Our strong balance sheet and liquidity position. We have a strong balance sheet with approximately $44.1 million in cash and investments and no debt after giving effect to this offering, assuming an initial public offering price of $13.50 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus. We believe that the net proceeds from this offering, together with revenues from operations and cash on hand, will be sufficient to fund our capital expenditures and operating expenses, including those related to our current plans for expansion. As of June 30, 2005, we had an accumulated deficit of approximately $153.4 million, as adjusted to give effect to the repayment of our indebtedness upon the consummation of this offering.

Our principal executive offices are located at 320 Interstate North Parkway, Suite 300, Atlanta, Georgia 30339. Our telephone number is (678) 424-2400 and our website address is http://www.cbeyond.net. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

THE OFFERING

Common stock offered by us in this offering	6,104,575 shares (see “Underwriting”)
Common stock to be outstanding after this offering	25,441,245 shares
Over-allotment option	882,352 shares
Use of proceeds from this offering

We estimate that our net proceeds from this offering will be approximately $73.6 million, based on an assumed initial public offering price of $13.50 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus. We intend to use the net proceeds from this offering to repay all outstanding principal and accrued interest owed under our credit facility with Cisco Capital and terminate the facility, to fund increased capital expenditures in connection with our expansion and for working capital and general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.
Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Reserved Nasdaq National Market symbol	“CBEY”

Unless we indicate otherwise, all information in this prospectus:

•	gives effect to a 1 for 3.88 reverse stock split occurring in connection with this offering;
•	includes 164,969 common shares outstanding as of August 31, 2005;
•	gives effect to the conversion of all outstanding shares of our Series B preferred stock and Series C preferred stock, which will automatically occur immediately prior to completion of this offering;
•	gives effect to the conversion of accrued dividends on our Series B preferred stock and Series C preferred stock into shares of our common stock as if such conversion occurred on September 30, 2005;
•	excludes 3,306,481 shares that may be issued upon the exercise of options outstanding as of August 31, 2005, of which 2,088,080 are currently exercisable at a weighted average purchase price of $4.18 per share, 720,028 shares that may be issued upon the exercise of warrants outstanding as of August 31, 2005, all of which are currently exercisable at a weighted average purchase price of $0.07 per share and 255,102 shares that are reserved for issuance pursuant to our stock option plans; and
•	assumes no exercise of the underwriters’ over-allotment option.

Risk Factors

You should carefully read and consider the information set forth in “Risk Factors” beginning on page 8 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our financial and other operating data for the periods indicated. Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Capitalization,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and their related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Statement of Operations Data:
Revenue	$20,956	$65,513	$113,311	$51,452	$73,358
Operating expenses:
Cost of service (exclusive of $6,672, $12,947, $17,611, $8,362 and $9,783 depreciation and amortization, respectively)	11,558	21,815	31,725	14,083	21,824
Selling, general and administrative (exclusive of $7,544, $8,324, $5,036, $3,169 and $1,869 depreciation and amortization, respectively)	42,197	48,085	65,159	30,318	41,288
Write-off of public offering costs	—	—	1,103	—	—
Depreciation and amortization	14,216	21,271	22,647	11,531	11,652

Total operating expenses	67,971	91,171	120,634	55,932	74,764

Operating loss	(47,015)	(25,658)	(7,323)	(4,480)	(1,406)
Other income (expense):
Interest income	411	715	637	328	508
Interest expense	(4,665)	(2,333)	(2,788)	(1,615)	(1,315)
Gain recognized on troubled debt restructuring	4,338	—	—	—	—
Loss on disposal of property and equipment	(222)	(1,986)	(1,746)	(425)	(273)
Other income (expense), net	(35)	(220)	(236)	(149)	(22)

Net loss	$(47,188)	$(29,482)	$(11,456)	$(6,341)	$(2,508)

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Other Operating Data:
Customer locations (1)	4,472	9,687	14,713	12,074	17,435
Average monthly churn rate (2)	1.3%	1.0%	1.0%	1.0%	1.0%
Average monthly revenue per customer location (3)	$658	$771	$774	$788	$761
Employees (4)	381	428	586	525	665

	As of December 31,		Pro forma as of June 30, 2005
	2003	2004	Actual	As Adjusted(5)
	(in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$5,127	$22,860	$23,498	$34,128
Marketable securities	21,079	14,334	10,000	10,000
Working capital	2,240	8,776	3,222	28,524
Total assets	87,048	99,203	97,870	108,500
Long-term debt, including current portion	67,628	70,331	67,907	—
Convertible preferred stock	54,835	78,963	83,893	—
Stockholders’ (deficit) equity	(55,311)	(73,573)	(80,767)	81,664

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands, except per share data)
Other Financial Data:
Capital expenditures (6)	$28,447	$26,205	$23,741	$12,537	$10,364
Net cash provided by (used in) operating activities	$(33,589)	$(5,895)	$13,877	$1,837	$7,985
Net cash provided by (used in) investing activities	$(12,120)	$4,625	$(3,921)	$(242)	$(1,746)
Net cash provided by (used in) financing activities	$47,886	$927	$7,777	$(4,150)	$(5,601)
Net loss attributable to common stockholders per common share, basic and diluted	$(429.88)	$(310.75)	$(143.71)	$(76.79)	$(50.18)
Weighted average common shares outstanding, basic and diluted (7)	112	115	129	127	147

Segment Financial data:
Revenue:
Atlanta	$11,262	$27,033	$42,236	$19,754	$25,402
Dallas	6,064	19,813	33,129	15,428	20,035
Denver	3,630	18,667	35,051	15,955	22,494
Houston	—	—	2,895	315	5,128
Chicago	—	—	—	—	299

Total revenue	$20,956	$65,513	$113,311	$51,452	$73,358

Operating profit (loss):
Atlanta	$(3,838)	$7,384	$18,922	$8,904	$11,505
Dallas	(5,319)	678	7,281	3,358	5,625
Denver	(4,151)	2,568	13,404	5,728	9,142
Houston	—	(210)	(4,658)	(2,295)	(879)
Chicago	—	—	(568)	(10)	(3,476)
Corporate	(33,707)	(36,078)	(41,704)	(20,165)	(23,323)

Total operating loss	$(47,015)	$(25,658)	$(7,323)	$(4,480)	$(1,406)

Non-GAAP Financial Data:
Adjusted EBITDA (8)
Atlanta	$(1,637)	$11,851	$24,986	$11,786	$14,541
Dallas	(3,736)	4,235	12,353	5,764	8,268
Denver	(3,387)	5,230	17,750	7,707	11,709
Houston	—	(187)	(3,954)	(2,076)	(190)
Chicago	—	—	(565)	(9)	(3,318)
Corporate	(24,017)	(25,495)	(33,768)	(15,943)	(20,612)

Total adjusted EBITDA	$(32,777)	$(4,366)	$16,802	$7,229	$10,398

(1)	Denotes individual customer locations and excludes our employees and both the employees of Cisco Capital Systems, Inc. and certain third parties selling our services, determined at period end.
(2)	Calculated for each period as the average of monthly churn, which is defined for a given month as the number of customer locations disconnected in that month divided by the number of customer locations on our network at the beginning of that month.

(3)	Calculated as the revenue for a period divided by the average of the number of customer locations at the beginning of the period and the number of customer locations at the end of the period, divided by the number of months in the period.

(4)	Employees include all full-time employees and exclude temporary workers and contractors.

(5)	Adjusted to reflect the sale of 6,104,575 shares of common stock by us at an assumed offering price of $13.50, the midpoint of the initial public offering price range indicated on the cover of this prospectus, as if such sale had occurred on June 30, 2005.
(6)	Represents cash and non-cash purchases of property and equipment, on a combined basis.

(7)	Does not give effect to the conversion of any outstanding shares of our Series B preferred stock and Series C preferred stock.

(8)

Adjusted EBITDA is not a substitute for operating income, net income, or cash flow from operating activities as determined in accordance with generally accepted accounting principles, or GAAP, as a measure of performance or liquidity. We define adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization expenses, excluding non-cash stock option compensation, write-off of public offering costs and gain recognized on troubled debt restructuring, loss on disposal of property and equipment and other non-operating income or expense. We provide information relating to our total adjusted EBITDA so that investors have the same data that our management employs in assessing the overall operation of our business. Total adjusted EBITDA allows our chief operating decision maker to assess the performance of our business on a consolidated basis that corresponds to the measure used to assess the ability of our operating segments to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures. In particular, total adjusted EBITDA permits a comparative assessment of our operating performance, relative to our performance based on our GAAP results, while isolating the effects of depreciation and amortization, which may vary among segments without any correlation to their underlying operating performance, and of non-cash stock option compensation, which is a non-cash expense that varies widely among similar companies. See “Non-GAAP Financial Measures” for a more detailed discussion of our reasons for including adjusted EBITDA data in this prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth a reconciliation of total adjusted EBITDA to net loss:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Reconciliation of total adjusted EBITDA to Net loss:
Total adjusted EBITDA for reportable segments	$(32,777)	$(4,366)	$16,802	$7,229	$10,398
Depreciation and amortization	(14,216)	(21,271)	(22,647)	(11,531)	(11,652)
Non-cash stock option compensation	(22)	(21)	(375)	(178)	(152)
Write-off of public offering costs	—	—	(1,103)	—	—
Interest income	411	715	637	328	508
Interest expense	(4,665)	(2,333)	(2,788)	(1,615)	(1,315)
Gain recognized on troubled debt restructuring	4,338	—	—	—	—
Loss on disposal of property and equipment	(222)	(1,986)	(1,746)	(425)	(273)
Other income (expense), net	(35)	(220)	(236)	(149)	(22)

Net loss	$(47,188)	$(29,482)	$(11,456)	$(6,341)	$(2,508)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks Related to Our Business

We have never been profitable and our losses could continue.

We have experienced significant losses in the past. For the years ended December 31, 2002, 2003 and 2004, we recorded net losses of approximately $47.2 million, $29.5 million and $11.5 million, respectively, and for the six months ended June 30, 2005, we recorded a net loss of approximately $2.5 million. We recorded operating losses of approximately $47.0 million, $25.7 million and $7.3 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $1.4 million for the six months ended June 30, 2005. As of June 30, 2005, we had an accumulated deficit of approximately $158.3 million. We have never generated sufficient cash flow from operations to fund our expenses. We have never been profitable and can give no assurance that our losses will not continue.

We face intense competition from other providers of communications services that have significantly greater resources than we do. Several of these competitors are better positioned to engage in competitive pricing, which may impede our ability to implement our business model of attracting customers away from such providers.

The market for communications services is highly competitive. We compete, and expect to continue to compete, with many types of communications providers, including traditional local telephone companies. In the future, we may also face increased competition from cable television companies, new VoIP-based service providers or other managed service providers with similar business models to our own. We expect to integrate wireless services with our existing wireline services in the first half of 2006 and will then face competition from wireless service providers as well. Our current or future competitors may provide services comparable or superior to those provided by us, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements.

A substantial majority of our target customers are existing small businesses that are already purchasing communications services from one or more of these providers. The success of our operations is dependent on our ability to persuade these small businesses to leave their current providers. Many of these providers have competitive advantages over us, including substantially greater financial, personnel and other resources, better access to capital, brand name recognition and long-standing relationships with customers. These resources may place us at a competitive disadvantage in our current markets and limit our ability to expand into new markets. Because of their greater financial resources, some of our competitors can also better afford to reduce prices for their services and engage in aggressive promotional activities. Such tactics could have a negative impact on our business. For example, some of our competitors have adopted pricing plans such that the rates that they charge are not always substantially higher, and in some cases are lower, than the rates that we charge for similar services. In addition, other providers are offering unlimited or nearly unlimited use of some of their services for an attractive monthly rate. Due to these and other competitive pricing pressures, we currently expect average monthly revenue per customer location to remain relatively flat or decline in the foreseeable future. Any of the foregoing factors could require us to reduce our prices to remain competitive or cause us to lose customers, resulting in a decrease in our revenue.

Increasing use of VoIP technology by our competitors, entry into the market by new providers employing VoIP technology and improvements in quality of service of VoIP technology provided over the public Internet could increase competition.

Our success is based partly on our ability to provide discounted local and long distance voice services by taking advantage of cost savings achieved by employing VoIP technology, as compared to using traditional networks. The adoption of VoIP technology by other communications carriers, including existing competitors such as local telephone companies that currently use legacy technologies, could increase price competition. Moreover, other VoIP providers could also enter the market. Because networks using VoIP technology can be deployed with less capital investment than traditional networks, there are lower barriers to entry in this market and it may be easier for new entrants to emerge. Increased competition may require us to lower our prices or may make it more difficult for us to retain our existing customers or add new customers.

We believe we generally do not compete with VoIP providers who use the public Internet to transmit communications traffic, as these providers generally do not provide the level and quality of service typically demanded by the business customers we serve. However, future advances in VoIP technology may enable these providers to offer an improved level and quality of service to business customers over the public Internet and with lower costs than using a private network. This development could result in increased price competition.

The success of our expansion plans depends on a number of factors that are beyond our control.

We have grown our business by entering new geographical markets, and we plan to expand into six additional markets by the end of 2009. We have never undertaken such a broad expansion plan and there can be no guarantee that our expansion plans will be successful. Our success in expanding to new markets depends on the following factors:

•	the availability and retention of qualified and effective local management;

•	the overall economic health of the new markets;

•	the number and effectiveness of competitors;

•	our ability to establish a relationship and work effectively with the local telephone company for the provision of access lines to customers; and

•	the maintenance of state regulation that protects us from unfair business practices by local telephone companies or others with greater market power who have relationships with us as both competitors and suppliers.

Our operational support systems and business processes may not be adequate to effectively manage our growth.

Our continued success depends on the scalability of our systems and processes. As of June 30, 2005, none of our individual market operations have supported levels of customers in excess of 6,000, and our centralized systems and processes have not supported more than 17,500 customers. We cannot be certain that our systems and processes are adequate to support ongoing growth in customers. Failure to manage our future growth effectively could harm our quality of service and customer relationships, which could increase our customer churn, result in higher operating costs, write-offs or other accounting charges, and otherwise materially harm our financial condition and results of operations.

We may not be able to continue to grow our customer base at historic rates, which would result in a decrease in the rate of revenue growth.

From December 31, 2003 to December 31, 2004, we experienced an annual growth rate in customer locations of 52%. We may not experience this same growth rate in the future, and we may not grow at all, in our current markets. Future growth in our existing markets may be more difficult than our growth has been to date due to increased or more effective competition in the future, difficulties in scaling our business systems and processes, or difficulty in maintaining sufficient numbers of qualified market management personnel, sales personnel and qualified integrated access device installation service providers to obtain and support additional customers. Failure to continue to grow our customer base at historic rates would result in a corresponding decrease in the rate of our revenue growth.

We depend on third party providers who install our integrated access devices at customer locations. We must maintain relationships with efficient installation service providers in our current cities and identify similar providers as we enter new markets in order to maintain quality in our operations.

The installation of integrated access devices at customer locations is an essential step that enables our customers to obtain our service. We outsource the installation of integrated access devices to a number of different installation vendors in each market. We must insure that these vendors adhere to the timelines and quality that we require to provide our customers with a positive installation experience. In addition, we must obtain these installation services at reasonable prices. If we are unable to continue maintaining a sufficient number of installation vendors in our markets who provide high quality service at reasonable prices to us, we may have to use our own employees to perform installations of integrated access devices. We may not be able to manage such installations effectively using our own employees with the quality we desire and at reasonable costs.

We depend on local telephone companies for the installation and maintenance of our customers’ T-1 access lines and other network elements and facilities.

Our customers’ T-1 access lines are installed and maintained by local telephone companies in each of our markets. If the local telephone company does not perform the installation properly or in a timely manner, our customers could experience disruption in service and delays in obtaining our services. Since inception, we have experienced routine delays in the installation of T-1 lines by the local telephone companies to our customers in each of our markets, although these delays have not yet resulted in any material impact to our ability to compete and add customers in our markets. Any work stoppage action by employees of a local telephone company that provides us services in one of our markets could result in substantial delays in activating new customers’ lines and could materially harm our operations. Although local telephone companies may be required to pay fines and penalties to us for failures to provide us with these installation and maintenance services according to prescribed time intervals, the negative impact on our business of such failures could substantially exceed the amount of any such cash payments. Furthermore, we are also dependent on traditional local telephone companies for access to their colocation facilities and we utilize certain of their network elements. Failure of these elements or damage to a local telephone company’s colocation facility would cause disruptions in our service.

Some of our services are dependent on facilities and systems maintained by third parties over which we have no control, the failure of which could cause interruptions or discontinuation of some of our services, damage our reputation, cause us to lose customers and limit our growth.

We provide some of our existing services, such as email and webhosting, by reselling to our customers services provided by third parties, and we expect to integrate wireless services with our existing wireline services in the first half of 2006 by reselling wireless services provided by an established third-party wireless carrier. We do not have control over the networks and other systems maintained by these third parties. If our third-party providers fail to maintain their facilities properly or fail to respond quickly to network or other problems, our customers may experience interruptions in the service they obtain from us. Any service interruptions experienced by our customers could negatively impact our reputation, cause us to lose customers and limit our ability to attract new customers.

If we cannot negotiate new (or extensions of existing) interconnection agreements with local telephone companies on acceptable terms, it will be more difficult and costly for us to provide service to our existing customers and to expand our business.

We have agreements for the interconnection of our network with the networks of the local telephone companies covering each market in which we operate. These agreements also provide the framework for service to our customers when other local carriers are involved. We will be required to negotiate new interconnection agreements to enter new markets in the future. In addition, we will need to negotiate extension or replacement agreements as our existing interconnection agreements expire. Most of our interconnection agreements have terms of three years, although the parties may mutually decide to amend the terms of such agreements. If we cannot negotiate new interconnection agreements or renew our existing interconnection agreements on favorable terms or at all, we may invoke binding arbitration by state regulatory agencies. The arbitration process is expensive and time-consuming, and the results of an arbitration may be unfavorable to us. If we are unable to obtain favorable interconnection terms, it would harm our existing operations and opportunities to grow our business in our current and new markets.

The fixed pricing structure for our integrated packages makes us vulnerable to price increases by our suppliers for network equipment and access fees for circuits that we lease to gain access to our customers.

We offer our integrated packages to customers at a fixed price for one, two, or three years. If we experience an increase in our costs due to price increases from our suppliers or vendors or increases in access, installation or interconnection fees payable to local telephone companies, we will not be able to pass these increases on to our customers immediately and this could materially harm our results of operations.

We are regulated by the Federal Communications Commission, state public service commissions, and local regulating governmental bodies. Changes in regulation could result in price increases on the circuits that we lease from the local telephone companies or in our losing the right to lease these circuits from them.

We operate in a highly regulated industry and are subject to regulation by telecommunications authorities at the federal, state and local levels. Changes in regulatory policy could increase the fees we must pay to third parties, make certain required elements of our network less readily available to us, or subject us to more stringent requirements that could cause us to incur additional operating expenditures.

The T-1 connections we provide to our customers are leased primarily from our competitors, the local telephone companies. The rules of the Federal Communications Commission, or FCC, adopted under the Telecommunications Act of 1996 generally entitle us to lease these connections at wholesale prices based on incremental costs. However, a recent federal court decision led the FCC to revise some of these rules in February 2005, limiting our right to purchase at these wholesale prices in some situations, which is likely to increase our cost for some of these T-1 connections. Our rights of access to the facilities of local telephone companies may also change as a result of future legislation or regulatory decisions. Although we expect that we will continue to be able to obtain T-1 connections for our customers, we may not be able to do so at current prices. If we lose the right to obtain these connections at current prices, we will need to either negotiate new commercial arrangements with the local telephone companies to obtain the connections, perhaps at unfavorable rates and conditions, or obtain other means of providing connections to our customers, which may be expensive and require a long timeframe to implement.

Also, the FCC is currently considering changing its rules for calculating incremental cost-based rates, which could result in either increases or decreases in our cost to lease these facilities. Significant increases in wholesale prices, especially for the loop element we use most extensively, could materially harm our business.

The FCC is reexamining its policies towards VoIP and telecommunications in general. Changes in regulation could subject us to additional fees or increase the competition we face.

We currently operate as a regulated common carrier, which subjects us to some regulatory obligations. The FCC recently adopted new rules that require “interconnected VoIP providers” to enable emergency 911 services for all customers that are comparable to the 911 services provided by traditional telephone networks, and to implement certain capabilities for the monitoring of communications by law enforcement agencies pursuant to a subpoena or court order. We currently comply with the 911 requirements and law enforcement assistance requirements applicable to traditional telecommunications carriers, and do not believe that the FCC’s new rules will impose significant additional obligations and costs on us. However, the FCC is re-examining its other policies towards services provided over IP networks, such as our VoIP technology, and the results of these proceedings could impose additional fees or limitations on us.

Regulatory decisions may also affect the level of competition we face. Reduced regulation of retail services offered by local telephone companies could increase the competitive advantages those companies enjoy, cause us to lower our prices in order to remain competitive or otherwise make it more difficult for us to attract and retain customers.

Our network depends on new IP technology that has not been widely deployed. As a result, the adaptability and reliability of this technology remains uncertain.

In contrast to the legacy circuit-switch technology used by the traditional telephone companies and other providers of traditional communications services, our network is based on IP technology. This technology is much newer and has not been used on active networks for as long. Although we believe that IP technology is well-designed for the provision of a broad array of communications services to high numbers of users, we cannot assure you that our IP-based network can adapt to future technological advancements, that it can handle increasingly higher volumes of voice and data traffic as we grow our business or as our customers’ usage increases, or that it will be reliable over long periods of time. Any failure of our network or any deterioration in our quality of service compared to those of other providers of communications services could cause an increase in our customer churn rate and make it difficult for us to acquire new customers.

Our competitors may be better positioned than we are to adapt to rapid changes in technology, and we could lose customers.

The communications industry has experienced, and will probably continue to experience, rapid and significant changes in technology. Technological changes, such as the use of wireless network access to customers in place of the T-1 access lines we lease from the local telephone companies, could render aspects of the technology we employ suboptimal or obsolete and provide a competitive advantage to new or larger competitors who might more easily be able to take advantage of these opportunities. Some of our competitors, including the local telephone companies, have a much longer operating history, more experience in making upgrades to their networks and greater financial resources than we do. We cannot assure you that we will obtain access to new technologies as quickly or on the same terms as our competitors, or that we will be able to apply new technologies to our existing networks without incurring significant costs or at all. In addition, responding to demand for new technologies would require us to increase our capital expenditures, which may require additional financing in order to fund. As a result of those factors, we would lose customers and our financial results could be harmed.

We have had material weaknesses in internal control over financial reporting in the past and cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

During the past two years, management and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the American Institute of Certified Public Accountants, that affected our financial statements for each of the years in the four-year period ended December 31, 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.”

The material weaknesses in our internal control over financial reporting during the past three years related to a lack of adequate procedures for recording certain expenses and assets, incorrect calculation of certain telecommunications transactional fees, failure to record certain accounting entries between us and our leasing subsidiary and the restatement of our financial statements for the 2001, 2002 and 2003 fiscal years. The net restatement adjustments resulting from these errors affected our prior year results by increasing our 2001 net loss by $0.1 million, or 0.3%, reducing our 2002 net loss by $3.8 million, or 7.4%, and increasing our 2003 net loss by $0.3 million, or 0.9%.

We cannot assure you that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, to be filed in early 2007. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

System disruptions could cause delays or interruptions of our service, which could cause us to lose customers or incur additional expenses.

Our success depends on our ability to provide reliable service. Although we have designed our network service to minimize the possibility of service disruptions or other outages, our service may be disrupted by problems on our system, such as malfunctions in our software or other facilities, overloading of our network and problems with the systems of competitors with which we interconnect, such as physical damage to telephone lines and power surges and outages. Although we have experienced isolated power disruptions and other outages for short time periods, we have not had any system disruptions of a sufficient duration or magnitude that would have a significant impact to our customers or our business. Any significant disruption in our network could cause us to lose customers and incur additional expenses.

Business disruptions, including disruptions caused by security breaches, terrorism or other disasters, could harm our future operating results.

The day-to-day operation of our business is highly dependent on the integrity of our communications and information technology systems, and on our ability to protect those systems from damage or interruptions by events beyond our control. Sabotage, computer viruses or other infiltration by third parties could damage our systems. Such events could disrupt our service, damage our facilities, damage our reputation, and cause us to lose customers, among other things, and could harm our results of operations. In addition, a catastrophic event could materially harm our operating results and financial condition. Catastrophic events could include a terrorist attack on the United States, or a major earthquake, fire, or similar event that affects our central offices, corporate headquarters, network operations center or network equipment. We believe that communications infrastructures, such as the one on which we rely, may be vulnerable in the case of such an event and our markets, which are metropolitan markets, or Tier 1 markets, may be more likely to be the targets of terrorist activity.

Our customer churn rate may increase.

Although our customer churn rate was approximately 1% per month as of June 30, 2005, we cannot assure you that we will be able to maintain this rate in the future. Customer churn occurs when a customer switches to one of our competitors or when a customer discontinues its business altogether. Changes in the economy, as well as increased competition from other providers, can both impact our customer churn rate. We cannot predict future pricing by our competitors, but we anticipate that aggressive price competition will continue. Lower prices offered by our competitors could contribute to an increase in customer churn. In addition, our historical customer churn rates may not be indicative of future rates because the initial term for most of our customer contracts has not yet expired. As of June 30, 2005, approximately 14% of our customer contracts will expire during the remainder of 2005 and approximately 33% of our existing customer contracts will expire in 2006.

We obtain the majority of our network equipment and software from Cisco Systems, Inc. Our success depends upon the quality, availability, and price of Cisco’s network equipment and software.

We obtain the majority of our network equipment and software from Cisco Systems, Inc., or Cisco Systems. In addition, we rely on Cisco Systems for technical support and assistance. Although we believe that we maintain a good relationship with Cisco Systems and our other suppliers, if Cisco Systems or any of our other suppliers were to terminate our relationship or were to cease making the equipment and software we use, our ability to maintain, upgrade or expand our network could be impaired. Although we believe that we would be able to address our future equipment needs with equipment obtained from other suppliers, we cannot assure you that such equipment would be compatible with our network without significant modifications or cost, if at all. If we were unable to obtain the equipment necessary to maintain our network, our ability to attract and retain customers and provide our services would be impaired. In addition, our success depends on our obtaining network equipment and software at affordable prices. Significant increases in the price of these products would harm our financial results and may increase our capital requirements.

We depend on third party vendors for information systems. If these vendors discontinue support for the systems we use or fail to maintain quality in future software releases, we could sustain a negative impact on the quality of our services to customers, the development of new services and features, and the quality of information needed to manage our business.

We have entered into agreements with vendors that provide for the development and operation of back office systems such as ordering, provisioning and billing systems. We also rely on vendors to provide the systems for monitoring the performance and condition of our network. The failure of those vendors to perform their services in a timely and effective manner at acceptable costs could materially harm our growth and our ability to monitor costs, bill customers, provision customer orders, maintain the network and achieve operating efficiencies. Such a failure could also negatively impact our ability to retain existing customers or to attract new customers.

If we are unable to generate the cash that we need to pursue our business plan, we may have to raise additional capital on terms unfavorable to our stockholders.

The actual amount of capital required to fund our operations and development may vary materially from our estimates. If our operations fail to generate the cash that we expect, we may have to seek additional capital to fund our business. If we are required to obtain additional funding in the future, we may have to sell assets, seek debt financing or obtain additional equity capital. In addition, any indebtedness we incur in the future could subject us to restrictive covenants limiting our flexibility in planning for, or reacting to changes in, our business. If we do not comply with such covenants, our lenders could accelerate repayment of our debt or restrict our access to further borrowings. If we raise funds by selling more stock, your ownership in us will be diluted, and we may grant future investors rights superior to those of the common stock that you are purchasing. If we are unable to obtain additional capital when needed, we may have to delay, modify or abandon some of our expansion plans. This could slow our growth, negatively affect our ability to compete in our industry and adversely affect our financial condition.

RISKS RELATED TO THIS OFFERING

No market currently exists for our common stock. We cannot assure you that an active trading market will develop for our stock.

Prior to this offering, you could not buy or sell our common stock publicly. We have filed an application for the listing of our common stock on the Nasdaq National Market. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the Nasdaq or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. The initial public offering price of our common stock will be determined through negotiations between the representatives of the underwriters and us and may not be indicative of the price that will prevail in the open market, which may be lower. See “Underwriting.”

Future sales of shares by existing stockholders or issuances of our common stock by us could reduce our stock price.

If our existing stockholders sell substantial amounts of our common stock in the public market or we issue additional shares of common stock following this offering, the market price of our common stock could decline. Upon completion of this offering we will have 25,441,245 outstanding shares of common stock. In conjunction with this offering, our directors, officers and stockholders representing an aggregate of over 90% of our common stock outstanding after conversion of our preferred stock and immediately prior to the completion of this offering have entered into lock-up agreements with the underwriters or similar lock-up agreements with us under which they have agreed not to sell their shares of our common stock until 180 days from the date of this prospectus, without the consent of the representatives of the underwriters. We have also agreed that we will not sell additional shares of our common stock during this period. However, these lock-up agreements are subject to important exceptions. See “Underwriting.” After these lock-up agreements terminate, an additional 19,297,342 shares will be eligible for sale in the public market. In addition, the 3,306,481 shares subject to outstanding options, of which 2,088,080 are currently exercisable, and the shares reserved for future issuance under our stock option plan will become available for sale immediately upon the exercise of such options. Our 2005 Equity Incentive Award Plan contains an evergreen provision that may increase the number of shares available for issuance each year under that plan.

Anti-takeover provisions in our charter documents and Delaware corporate law might deter acquisition bids for us that you might consider favorable.

We intend to amend and restate our certificate of incorporation prior to the closing of this offering. This amended and restated certificate of incorporation will provide for a classified board of directors; the inability of our stockholders to call special meetings of stockholders, to act by written consent, to remove any director or the entire board of directors without cause, or to fill any vacancy on the board of directors; and advance notice requirements for stockholder proposals. Our board of directors will also be permitted to authorize the issuance of preferred stock with rights superior to the rights of the holders of common stock without any vote or further action by our stockholders. These provisions and other provisions under Delaware law could make it difficult for a third party to acquire us, even if doing so would benefit our stockholders.

You will incur immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the pro forma net book value per share of our outstanding common stock. Based upon the issuance and sale of 6,104,575 shares of common stock by us at an assumed initial public offering price of $13.50 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, investors purchasing common stock in this offering will incur immediate and substantial dilution in the amount of $10.28 per share. In addition, we have issued options to acquire common stock at prices below the initial public offering price. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering. See “Dilution.”

Our stock does not have a trading history and the price of our common stock is subject to volatility and trends in the communications industry in general.

The trading price of our common stock is likely to be volatile. The stock market, and the stock of companies in our industry in particular, has experienced extreme volatility, and this volatility has often been unrelated to the operating performance of particular companies. Prices for the common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors’ perceptions of us and general economic, industry and market conditions. Many of these factors are beyond our control.

Insiders will continue to have substantial control over us after this offering. This may prevent you and other stockholders from influencing significant corporate decisions and may harm the market price of our common stock.

After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately 32.74% of our outstanding common stock, or 31.63% if the underwriters exercise their over-allotment option in full. These stockholders may have interests that conflict with yours and, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Because we do not currently intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

The continued expansion of our business will require substantial funding. Accordingly, we do not currently anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in expanding our business and our assumptions regarding the regulatory environment, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” and similar expressions, are forward-looking statements. Although these statements are based upon reasonable assumptions, including projections of sales, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	the timing of the initiation, progress or cancellation of significant contracts or arrangements;

•	the mix and timing of services sold in a particular period;

•	our need to balance the recruitment and retention of experienced management and personnel with the maintenance of high labor utilization;

•	rapid technological change and the timing and amount of start-up costs incurred in connection with the introduction of new services or the entrance into new markets;

•	the inability to attract sufficient customers in new markets;

•	changes in estimates of taxable income or utilization of deferred tax assets in foreign jurisdictions which could significantly affect our effective tax rate; and

•	general economic and business conditions.

USE OF PROCEEDS

Assuming an initial public offering price of $13.50 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, we estimate that our net proceeds from this offering will be approximately $73.6 million, or $84.6 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses payable by us of $8.9 million, or $9.7 million, respectively.

We expect to use the net proceeds from this offering to:

•	repay all outstanding principal and accrued interest under our credit facility with Cisco Capital, which was $62.9 million as of June 30, 2005, and terminate the facility; and

•	provide approximately $10.6 million for general corporate purposes, including increased capital expenditures and startup costs (primarily selling, general and administrative expenses) for our expansion into two new markets by the end of 2009, in addition to the four new markets we have already scheduled for expansion using existing funds and cash we expect to generate from operations (without regard to any net proceeds from this offering) over the same period.

The amounts borrowed under our existing credit facility are due in full on March 31, 2010. At June 30, 2005, the outstanding indebtedness under our credit facility was $62.9 million, which bears interest at an effective rate of 6.75%. We used the borrowings under our credit facility during 2004, amounting to approximately $13.5 million, for purchases of property and equipment. Upon early repayment of this debt, we will recognize a gain of approximately $5.0 million relating to the remaining carrying value in excess of principal recorded in conjunction with our troubled debt restructuring.

We are not currently a party to any agreements or commitments and we have no current understandings with respect to any acquisitions, although we review potential acquisition candidates and business combination proposals from time to time.

We have not determined the amounts we plan to spend on certain of the items listed above or the timing of these expenditures. As a result, we will have broad discretion to allocate the net proceeds from this offering. Until we use the net proceeds, we may invest them in short-term, interest-bearing, investment grade and U.S. government securities.

DIVIDEND POLICY

We have never paid or declared any dividends on our common stock, and do not anticipate paying any dividends for the indefinite future. The terms of our credit facility restrict our ability to pay dividends on our common stock. Although we intend to terminate our credit facility upon the consummation of this offering, we intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005 on an actual basis and on a pro forma basis, as adjusted to effect:

•	the repayment of all outstanding principal and accrued interest under our credit facility with Cisco Capital, which will decrease cash and cash equivalents by $62.9 million and decrease total long term debt (excluding capital leases) by $67.9 million (after giving effect to $5.0 million recorded as the carrying value in excess of principal);

•	the issuance and sale of shares of our common stock in this offering at an assumed offering price of $13.50 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, which will increase cash and cash equivalents by $73.6 million, common stock by $61,046 and additional paid-in capital by $73.5 million; and

•	the conversion of all our outstanding shares of and accrued dividends on Series B preferred stock and Series C preferred stock into an aggregate of 18,600,597 shares of our common stock, which will increase common stock by $186,006 and additional paid-in capital by $83.7 million (without giving effect to preferred dividends accrued after June 30, 2005).

You should read the following table in conjunction with the consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	Pro Forma As Adjusted
	(amounts in thousands, except per share data)
Cash and cash equivalents	$23,498	$34,128
Marketable securities	10,000	10,000

	$33,498	$44,128

Total long-term debt, excluding capital leases	$67,907	$—
Preferred stock	83,893	—
Stockholders’ deficit:
Common stock, $0.01 par value per share: 65,722 shares authorized; 162 shares issued and outstanding; 24,867 shares issued and outstanding, pro forma as adjusted	2	248
Deferred stock compensation	(912)	(912)
Additional paid-in capital	78,482	235,685
Accumulated deficit	(158,339)	(153,357)

Total stockholders’ (deficit) equity	(80,767)	81,664

Total capitalization	$71,033	$81,664

DILUTION

Our net tangible book value as of June 30, 2005 was $1.7 million, or $10.22 per share. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of our shares of common stock deemed to be outstanding at that date. Dilution is the amount by which the offering price paid by the purchasers of our common stock to be sold in this offering exceeds the net tangible book value per share after this offering. Assuming that the 6,104,575 shares of our common stock offered by this prospectus are sold at an initial public offering price of $13.50 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and the application of the net proceeds therefrom to repay certain indebtedness as described under “Use of Proceeds,” our pro forma net tangible book value of our common stock, as of June 30, 2005, would have been approximately $80.2 million, or $3.22 per share. This represents an immediate decrease in pro forma net tangible book value of $7.00 per share to existing stockholders and an immediate dilution of $10.28 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this substantial and immediate per share dilution to new investors:

		Per Share
Assumed initial public offering price share		$13.50
Historical net tangible book value per share as of June 30, 2005	$10.22
Decrease attributable to conversion of preferred stock	(10.13)

Pro forma net tangible book value per share as of June 30, 2005	0.09

Increase per share attributable to sale of common stock in this offering	3.13

Pro forma as adjusted net tangible book value per share after this offering		3.22

Dilution of pro forma net tangible book value per share to new investors		$10.28

The following table summarizes, as of June 30, 2005, on a pro forma basis the total number of shares of common stock purchased from us, the total consideration paid to us, assuming an initial public offering price of $13.50 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering), and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders (1)	18,762,663	75%	$138,119,996	63%	$7.36
Investors in this offering	6,104,575	25%	82,411,766	37%	13.50

Total	24,867,238	100%	$220,531,762	100%	$8.87

(1)	Includes 18,600,597 shares resulting from the conversion of all of our outstanding shares of preferred stock as of June 30, 2005 and after giving effect to a 1 for 3.88 reverse stock split.

The tables and calculations above assume no exercise of:

•	stock options outstanding as of June 30, 2005 to purchase 3,319,773 shares of common stock at a weighted average exercise price of $6.02 per share;

•	warrants outstanding as of June 30, 2005 to purchase 720,028 shares of common stock at a weighted exercise price of $0.07; or

•	the underwriters’ over-allotment option.

To the extent any of these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our selected consolidated statements of operations, balance sheets and other financial data for the periods indicated and have been derived from our consolidated financial statements included elsewhere in this prospectus. The selected financial data is qualified by reference to and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Date of Inception (March 28, 2000) to December 31, 2000	Year Ended December 31,				Six Months Ended June 30,
		2001	2002	2003	2004	2004	2005
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenue	$—	$1,439	$20,956	$65,513	$113,311	$51,452	$73,358
Operating expenses:
Cost of service (exclusive of $ —, $2,035, $6,672, $12,947, $17,611, $8,362 and $9,783 depreciation and amortization, respectively)	—	3,812	11,558	21,815	31,725	14,083	21,824
Selling, general and administrative (exclusive of $241, $5,318, $7,544, $8,324, $5,036, $3,169 and $1,869 depreciation and amortization, respectively)	11,438	26,928	42,197	48,085	65,159	30,318	41,288
Write-off of public offering costs	—	—	—	—	1,103	—	—
Depreciation and amortization	241	7,353	14,216	21,271	22,647	11,531	11,652

Total operating expenses	11,679	38,093	67,971	91,171	120,634	55,932	74,764

Operating loss	(11,679)	(36,654)	(47,015)	(25,658)	(7,323)	(4,480)	(1,406)
Other income (expense):
Interest income	440	675	411	715	637	328	508
Interest expense	—	(3,181)	(4,665)	(2,333)	(2,788)	(1,615)	(1,315)
Gain recognized on troubled debt restructuring	—	—	4,338	—	—	—	—
Minority interest in earnings	1,094	779	—	—	—	—	—
Loss on disposal of property and equipment	(7)	(14)	(222)	(1,986)	(1,746)	(425)	(273)
Other income (expense), net	(1)	7	(35)	(220)	(236)	(149)	(22)

Net loss	$(10,153)	$(38,388)	$(47,188)	$(29,482)	$(11,456)	$(6,341)	$(2,508)

Balance Sheet Data (at period end):
Cash and cash equivalents	$15,601	$3,293	$5,470	$5,127	$22,860	$2,572	$23,498
Marketable securities	—	28,000	35,000	21,079	14,334	15,175	10,000
Working capital	11,965	23,679	25,215	2,240	8,776	(4,367)	3,222
Total assets	33,592	71,219	96,583	87,048	99,203	81,201	97,870
Long-term debt, including current portion	—	33,957	51,932	67,628	70,331	69,216	67,907
Convertible preferred stock	38,166	76,972	48,455	54,835	78,963	58,307	83,893
Stockholders’ deficit	(10,453)	(48,841)	(19,519)	(55,311)	(73,573)	(64,928)	(80,767)

Other Financial Data:
Capital expenditures (1)	17,877	25,608	28,447	26,205	23,741	12,537	10,364
Net cash provided by (used in) operating activities	(7,533)	(28,642)	(33,589)	(5,895)	13,877	1,837	7,985
Net cash provided by (used in) investing activities	(17,877)	(41,834)	(12,120)	4,625	(3,921)	(242)	(1,746)
Net cash provided by (used in) financing activities	41,011	58,168	47,886	927	7,777	(4,150)	(5,601)
Net loss per common share, basic and diluted	$(119.44)	$(342.75)	$(429.88)	$(310.75)	$(143.71)	$(76.79)	$(50.18)
Weighted average common shares outstanding, basic and diluted	85	112	112	115	129	127	147

Non-GAAP Financial Data:
Total adjusted EBITDA (2)	$(11,438)	$(29,301)	$(32,777)	$(4,366)	$16,802	$7,229	$10,398

(1)	Represents cash and non-cash purchases of property and equipment on a combined basis.
(2)	Adjusted EBITDA is not a substitute for operating income, net income, or cash flow from operating activities as determined in accordance with generally accepted accounting principles, or GAAP, as a measure of performance or liquidity. See “Non-GAAP Financial Measures” for our reasons for including adjusted EBITDA data in this prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth a reconciliation of total adjusted EBITDA to net loss:

	Date of Inception (March 28, 2000) to December 31, 2000	Year Ended December 31,				Six Months Ended June 30,
		2001	2002	2003	2004	2004	2005
	(dollars in thousands)
Reconciliation of total adjusted EBITDA to Net loss:
Total adjusted EBITDA for reportable segments	$(11,438)	$(29,301)	$(32,777)	$(4,366)	$16,802	$7,229	$10,398
Depreciation and amortization	(241)	(7,353)	(14,216)	(21,271)	(22,647)	(11,531)	(11,652)
Non-cash stock option compensation	—	—	(22)	(21)	(375)	(178)	(152)
Write-off of public offering costs	—	—	—	—	(1,103)	—	—
Interest income	440	675	411	715	637	328	508
Interest expense	—	(3,181)	(4,665)	(2,333)	(2,788)	(1,615)	(1,315)
Minority interest	1,094	779	—	—	—	—	—
Gain recognized on troubled debt restructuring	—	—	4,338	—	—	—	—
Loss on disposal of property and equipment	(7)	(14)	(222)	(1,986)	(1,746)	(425)	(273)
Other expense (income), net	(1)	7	(35)	(220)	(236)	(149)	(22)

Net loss	$(10,153)	$(38,388)	$(47,188)	$(29,482)	$(11,456)	$(6,341)	$(2,508)

NON-GAAP FINANCIAL MEASURES

We use the total adjusted EBITDA of our reportable segments as a principal indicator of the operating performance of our business on a consolidated basis. Our chief executive officer, who is our chief operating decision maker, also uses our segment adjusted EBITDA to evaluate the performance of our reportable segments in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. EBITDA represents net income before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization expenses, excluding non-cash stock option compensation, write-off of public offering costs, gain recognized on troubled debt restructuring, loss on disposal of property and equipment and other non-operating income or expense. Our total adjusted EBITDA represents the sum of adjusted EBITDA for each of our segments.

Our total adjusted EBITDA is a non-GAAP financial measure. Our management uses total adjusted EBITDA in its decision-making processes relating to the operation of our business together with GAAP measures such as revenue and income from operations.

Our calculation of total adjusted EBITDA excludes:

•	the write-off of public offering costs incurred in 2004 and the gain on troubled debt restructuring recognized in 2002, both of which are non-recurring items; and

•	non-cash stock option compensation, loss on disposal of property and equipment and other non-operating income or expense, each of which our management views as non-operating and non-cash expenses that are not related to management’s assessment of the operating results and performance of our segments or our consolidated operations.

Our management believes that total adjusted EBITDA permits a comparative assessment of our operating performance, relative to our performance based on our GAAP results, while isolating the effects of depreciation and amortization, which may vary from period to period without any correlation to underlying operating performance, and of non-cash stock option compensation, which is a non-cash expense that varies widely among similar companies. We provide information relating to our total adjusted EBITDA so that investors have the same data that we employ in assessing our overall operations. We believe that trends in our total adjusted EBITDA are a valuable indicator of the operating performance of our company on a consolidated basis and of our operating segments’ ability to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures.

In addition, total adjusted EBITDA is a useful comparative measure within the communications industry because the industry has experienced recent trends of increased merger and acquisition activity and financial restructurings, which have led to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies, as well as non-operating and one-time charges to earnings, such as the effect of debt restructurings.

Accordingly, total adjusted EBITDA allows analysts, investors and other interested parties in the communications industry to facilitate company to company comparisons by eliminating some of the foregoing variations. Total adjusted EBITDA as used in this prospectus may not, however, be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure.

Our calculation of total adjusted EBITDA is not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. In addition, total adjusted EBITDA does not reflect:

•	our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, our working capital needs;

•	our interest expense, or the cash requirements necessary to service interest or principal payments on our debts; and

•	any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges.

Total adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, total adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, total adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using total adjusted EBITDA as a supplemental financial measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many important factors, including the factors we describe under “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We provide managed IP-based communications services to our target customers of small businesses with 4 to 200 employees in selected large metropolitan areas. We provide these services through bundled packages of local and long distance voice services and broadband Internet services, together with additional applications and services, for an affordable fixed monthly fee under contracts with terms of one, two or three years. We currently operate in Atlanta, Dallas, Denver, Houston and Chicago.

We sell four basic bundled packages of services, primarily delineated by the number of local voice lines provided to the customer. Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus the customer’s choice of either an e-business pack (including our email and web hosting applications) or a communications pack (including our voicemail and other voice-related applications). Customers may also choose to add extra features or lines for an additional fee. In addition, we expect to integrate wireless services with our existing wireline services in the first half of 2006.

We deliver our services over an all-IP network, which we believe affords greater service flexibility and significantly lower network costs than traditional service providers using circuit-switch technologies. We believe our high degree of systems automation contributes to operational efficiencies and lower costs in our support functions.

We sell our services primarily through a direct sales force in each market, supplemented by sales agents. These agents often have other business relationships with the customer and, in many cases, perform equipment installations for us at our customers’ sites. A significant portion of our new customers is generated by referrals from existing customers and partners. We offer financial incentives to our customers and other sources for referrals.

We compete primarily against incumbent local exchange carriers and, to a lesser extent, against competitive local exchange carriers, both of which are local telephone companies. Local telephone companies do not generally have the same focus on our target market and principally concentrate on medium or large enterprises or residential customers. We compete primarily based on our high-value bundled services that bring many of the same managed services to our customers that have historically been available only to large businesses, as well as based on our customer care, network reliability and operational efficiencies.

We formed Cbeyond and began the development of our network and business processes following our first significant funding in early 2000. We launched our service first in Atlanta in April 2001, followed by Dallas in October 2001 and Denver in January 2002. During the remainder of 2002 and 2003, we focused on building our customer bases in these markets. As a result of our progress, we decided to launch our service in additional markets. We launched our service in Houston in March 2004 and subsequently in Chicago in March 2005. We plan to expand into six additional markets by the end of 2009.

We focus on adjusted EBITDA as a principal indicator of the operating performance of our business. EBITDA represents net income before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization expenses, excluding stock-based compensation expense, write-off of public offering costs, gain recognized on troubled debt restructuring, loss on disposal of property and equipment and other non-operating income or expense. In our presentation of segment financial results, adjusted EBITDA for a segment does not include corporate overhead expense and other centralized operating costs. We believe that adjusted EBITDA trends are a valuable indicator of our operating segments’ relative performance and of whether our operating segments are able to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures.

We seek to achieve positive adjusted EBITDA, excluding corporate overhead, in our new markets within 18 to 22 months from launch. We first achieved positive adjusted EBITDA in Atlanta, Dallas, Denver and Houston within 17 months from launch in each market. Whether we achieve positive adjusted EBITDA in new markets within the same timeframe depends on a number of factors, including the local pricing environment, the competitive landscape and our costs to obtain unbundled network elements from the local telephone company in each market, including elements such as loops, dedicated transport, circuit switching and operational support systems. We divide our business into five operating segments: Atlanta, Dallas, Denver, Houston and Chicago.

We believe our business approach requires significantly less capital to launch operations compared to traditional communications companies using legacy technologies. Most of our capital expenditures related to expanding into new markets are success-based, incurred only as our customer base grows. Based on our historical experience, in the first year of a new market launch, approximately 60% of our network capital expenditures are success-based and, thereafter, approximately 85% of our network capital expenditures are success-based. We believe the success-based nature of our capital expenditures mitigates the risk of unprofitable expansion. We have a relatively low fixed-cost component in our budgeted capital expenditures associated with each new market we enter, particularly in comparison to service providers employing time-division multiplexing, which is a technique for transmitting multiple channels of separate data, voice and/or video signals simultaneously over a single communication medium, or circuit-switch technology, which is a switch that establishes a dedicated circuit for the entire duration of a call.

Revenue

The majority of our customers buy our BeyondVoice I package, which serves customers with 5-14 local voice lines, or generally 30 or fewer employees. We also sell BeyondVoice II and BeyondVoice II Plus to customers with 15-24 local voice lines, or generally 31-100 employees. Our BeyondVoice III package is typically offered to customers with 101-200 employees. Each BeyondVoice I customer receives all our services over a dedicated broadband T-1 connection providing a maximum bandwidth of 1.5 Mbps (megabits per second). BeyondVoice II and BeyondVoice II Plus customers receive their services over two dedicated T-1 connections offering a maximum bandwidth of 2.0 and 3.0 Mbps, respectively. BeyondVoice III customers receive their services over three dedicated T-1 connections offering a maximum bandwidth of 4.5 Mbps. We believe that our customers highly value the level of bandwidth offered with our services. As of June 30, 2005, approximately 86.2% of our customer base have BeyondVoice I, 6.9% have BeyondVoice II, 6.5% have BeyondVoice II Plus and 0.4% have BeyondVoice III.

Average monthly revenue per customer location increased from $658 per customer location in 2002 to $771 per customer location in 2003, due to an increasing percentage of BeyondVoice

II and BeyondVoice II Plus customers in 2003. Average monthly revenue per customer location further increased to $774 in 2004. We expect average monthly revenue per customer location to remain relatively flat or decline in the foreseeable future due to competitive pricing pressures. Customer revenues represented approximately 96.1% of total revenues in 2004. Revenues from access charges paid to us by other communications companies to terminate calls to our customers represented approximately 3.9% of revenues in 2004. We expect that our revenues from wireless services will be less than 2% of our overall revenues in 2006.

Expenses

Cost of Service. Our cost of service represents costs directly related to the operation of our network, including payments to the local telephone companies and other communications carriers such as long distance providers, for access, interconnection and transport fees for voice and Internet traffic, customer circuit installation expenses paid to the local telephone companies, fees paid to third party providers of certain applications such as web hosting services, colocation rents and other facility costs, and telecommunications-related taxes and fees. The primary component of cost of service is the access fees paid to local telephone companies for the T-1 circuits we lease on a monthly basis to provide connectivity to our customers. These access circuits link our customers to our network equipment located in a colocation facility, which we lease from local telephone companies. The access fees for these circuits vary by state and are the primary reason for differences in cost of service across our markets. We lease all of our access circuits on a wholesale basis as unbundled network element loops or extended enhanced links as provided for under the FCC’s Telecommunications Elemental Long Run Incremental Cost rate structure. We employ unbundled network element loops when the customer’s T-1 circuit is located where it can be connected to a local telephone company’s central office where we have a colocation, and we use extended enhanced links when we do not have a central office colocation available to serve a customer’s T-1 circuit. Approximately half of our circuits are provisioned using unbundled network element loops and half using extended enhanced links. Our monthly expenses are significantly less when using unbundled network element loops than extended enhanced links, but unbundled network element loops require us to incur the capital expenditures of central office colocation equipment. We install central office colocation equipment in those central offices having the densest concentration of small businesses. We usually launch operations in a new market with several colocations and add additional colocation facilities over time as we confirm the most advantageous locations in which to deploy the equipment. We believe our discipline of leasing these T-1 access circuits on a wholesale basis rather than on the basis of retail, or special access, rates from the local telephone companies is an important component of our operating cost structure.

We receive service credits that are recognized as offsets against cost of service from various local telephone companies to adjust for prior period errors in billing, including the effect of price decreases retroactively applied upon the enactment of new rates as mandated by regulatory bodies. These service credits are often the result of negotiated resolutions of bill disputes that we conduct with our vendors. We also receive payments that are recognized as offsets against cost of service from the local telephone companies in the form of performance penalties that are assessed by state regulatory commissions based on the local telephone companies’ performance in the delivery of circuits and other services that we use in our network. Because of the many factors as noted that impact the amount and timing of service credits and performance penalties, estimating the ultimate outcome of these situations is uncertain. Accordingly, we recognize service credits and performance penalties as offsets to cost of service when the ultimate resolution and amount are known. These items do not follow any predictable trends and often result in variances when comparing the amounts received over multiple periods.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses consist of salaries and related costs for employees and other expenses related to sales and marketing, engineering, information technology, billing, regulatory, administrative, collections and legal and accounting functions. Our selling, general and administrative expenses include both fixed and variable costs. Fixed selling expenses include salaries and office rents. Variable selling costs include commissions and marketing collateral. Fixed general and administrative costs include the cost of staffing certain corporate overhead functions such as IT, marketing, administrative, billing and engineering, and associated costs, such as office rent, legal and accounting fees, property taxes and recruiting costs. Variable general and administrative costs include the cost of provisioning and customer activation staff, which grows with the level of installation of new customers, and the cost of customer care and technical support staff, which grows with the level of total customers on our network. As we expand into new markets, certain fixed costs are likely to increase; however, these increases are intermittent and not proportional with the growth of customers.

Write-off of Public Offering Costs. In 2004, we began work in connection with an initial public offering of our common stock. In connection with the proposed offering, we incurred direct expenses, which were primarily legal and accounting fees with outside service firms, of $1.1 million. We have expensed these costs. In 2005, however, we expect to capitalize similar costs and subsequently deduct them from the proceeds of the proposed initial public offering as a charge against additional paid-in capital, due to their being incurred shortly before the transaction.

Depreciation and Amortization Expense. Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service. We generally depreciate network-related equipment, which represents the majority of our assets, over either a 3 or 5 year period, with approximately 50% over each of 3 years and 5 years. We depreciate IT equipment and licenses over 3 years and furniture over 7 years. The value of leasehold improvements is amortized over 2 to 5 years, which is the shorter of the respective lease term or duration of economic benefit of the assets.

Interest Expense (Net). Interest expense (net) consists of interest charges paid on our long-term debt through our credit facility with Cisco Capital, interest charges recognized under capital lease obligations incurred in connection with certain software licenses, interest income earned on cash and cash equivalents, marketable securities, long-term investments, restricted cash equivalents, and non-cash income recognized through the amortization of a portion of the gain recorded in connection with the conversion of a portion of our debt with Cisco Capital into Series B preferred stock in November 2002.

Gain Recognized on Troubled Debt Restructuring. The gain recognized in connection with the conversion of our debt with Cisco Capital into Series B preferred stock in November 2002 was recorded as a troubled debt restructuring under SFAS No. 15. A portion of the gain was recognized at the time of the transaction. However, the total amount of the gain could not be recorded as a result of the variable interest rate of the debt. Therefore, the remaining carrying value in excess of principal at the restructuring was included in the balance of long-term debt. This carrying value in excess of principal is reduced on an ongoing basis as interest payments are made until the expiration or prepayment of the debt. This reduction partially offsets interest expense.

Loss on Disposal of Property and Equipment. We record losses on the disposal of equipment primarily when customer premise equipment (integrated access devices) is not returned to us following the disconnection of customers from our service. We also record losses on the impairment or disposition of assets, primarily network equipment that has become obsolete or is no longer in service and software licenses that are no longer in use. In addition, we write down the unrealized value of certain marketable securities to their fair market value if their value is dependent on variable interest rates and they are unlikely to recover their value in the near future.

Income Taxes. As a result of our operating losses, we have paid no income taxes to date. We expect to pay no income taxes through at least 2007, in part due to our net operating loss carryforwards.

Internal Control Over Financial Reporting

Overview. We have had material weaknesses in internal control over financial reporting in the past. In connection with the audit of our 2003 and 2004 fiscal years, our management and our independent registered public accounting firm identified matters involving our internal control over financial reporting that constituted material weaknesses as defined by the American Institute of Certified Public Accountants under AU Section 325, pursuant to which:

•	material weaknesses are defined as reportable conditions in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or irregularities in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions; and

•	reportable conditions are defined as matters representing significant deficiencies in the design or operation of internal control that, in the judgment of our independent registered public accounting firm, could adversely affect our ability to initiate, record, process and report financial data consistent with our management’s assertions in our consolidated financial statements.

These definitions in AU Section 325 are consistent with the definitions of significant deficiency and material weakness as defined by the Public Company Accounting Oversight Board in Auditing Standard No. 2. AS No. 2 contains the requirements for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Unlike AS No. 2, however, under which internal control over financial reporting is considered at year-end, the AICPA standards involve the assessment of reportable conditions and material weaknesses over the periods under audit.

We are committed to maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our accounting personnel report regularly to our audit committee on all accounting and financial matters. In addition, our audit committee actively communicates with and oversees the engagement of our independent registered public accounting firm. Based on the actions we have taken to date to enhance the reliability and effectiveness of our internal control over financial reporting, our management believes that there is no material weakness in our internal control as of the date of this prospectus because we have remediated the underlying causes of the identified material weaknesses. However, our independent registered public accounting firm has not evaluated the measures we have taken to address the two material weaknesses identified by our independent registered public accounting firm in its management letter in connection with the audit of our financial statements for 2004 and will not be able to confirm to us that the material weaknesses have been remediated until our independent registered public accounting firm has completed the audit of our financial statements for 2005.

In the third quarter of 2004, management commenced a review of internal control over financial reporting and related accounting processes and procedures for purposes of complying with Section 404 of the Sarbanes-Oxley Act. This review is ongoing. Under Section 404, management would have to evaluate, and its independent registered public accounting firm would have to opine on the effectiveness of, internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, due to be filed in March 2007. We expect to hire an independent consulting firm in 2005 with expertise in Section 404 compliance to assist us in satisfying our obligations under Section 404 with respect to our internal control over financial reporting.

As of the date of this prospectus, our management believes that our internal control over financial reporting is effective at a reasonable assurance level. However, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations because internal control involves human diligence and compliance and is subject to lapses in judgment and breakdowns from human failures. Nonetheless, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Although we believe we have remediated the material weaknesses that have been identified in connection with the audit of our 2003 and 2004 financial statements, we may in the future have additional material weaknesses in our internal control over financial reporting. Failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements. See “Risk Factors.”

Material Weaknesses in 2003. In March 2004, in connection with the audit of our financial statements for the three years ended December 31, 2003, our independent registered public accounting firm identified errors in the timing and accuracy of the accounting for transactions in our financial statement close process. These errors related to accounting for a troubled debt restructuring, timing errors, carrying values of assets and mathematical mistakes. The control deficiencies related to these errors were determined to constitute a material weakness in our internal control over financial reporting. The material weakness related to our lack of procedures designed to ensure the proper recording of expenses and assets under the full accrual method of accounting in accordance with GAAP. In most cases, the errors resulted from recording transactions in an incorrect time period. We believe these control deficiencies occurred because accounting personnel who are no longer employed by us made incorrect judgments concerning accruals and because in 2003 we did not maintain sufficient staffing of our accounting department and did not have accounting management personnel with adequate training and familiarity with the application of GAAP and policies and procedures relating to internal control over financial reporting. In addition, we had not at that time established sufficient internal control over financial reporting designed to ensure the proper functioning of the financial statement close process.

Upon being informed of the material weakness, our management and the audit committee of our board of directors took steps to correct the errors that had been identified and to remediate the material weakness relating to the identified accruals and our financial statement close process:

•	We retained the services of another major public accounting firm to assist us in re-closing our 2001, 2002 and 2003 financial statement periods. This process included re-performing accounting reconciliations for all accounts where errors were detected during the initial phases of the audit. Upon completion of the re-closing, our independent registered public accounting firm concluded the audit of the 2003 consolidated financial statements and related restatement of information in the 2002 and 2001 consolidated financial statements.

•	All identified instances of errors in our records, procedures and controls were reviewed, analyzed and corrected by us.

•	We replaced our accounting management and most of our accounting staff with more experienced personnel with additional training and expertise, including an experienced Chief Accounting Officer and a Controller.

•	We enlarged the size of our accounting staff from seven employees to fifteen employees, including additional management-level accounting personnel. This increase in size enables further segregation of duties and allows additional levels of internal review and supervision within our accounting organization.

•	We established formal, documented accounting policies and procedures to improve our internal control over financial reporting, including policies and procedures relating to accruals and our financial statement close process. These policies and procedures govern approvals, documentation requirements, standardized recordkeeping, asset tracking and the use of our purchase order system.

•	We re-closed each of our quarterly financial statement periods for 2002, 2003, and 2004 and engaged our independent registered public accounting firm to perform a review of each quarterly period in 2003 and 2004 under Statement on Auditing Standard No. 100, Interim Financial Information, or SAS 100.

Based upon these changes, we believe that the material weaknesses relating to the full accrual method of accounting and our financial statement close process were remediated in 2004. The management letter we received from our independent registered public accounting firm in connection with the audit of our financial statements for 2004 did not include a material weakness relating to these issues.

In connection with re-closing our 2001, 2002 and 2003 financial statement periods, we restated our 2001 and 2002 financial statements. The 2002 restatement adjustments resulted in a net decrease of $3.9 million to our net loss in 2002, including an adjustment of $4.7 million relating to a gain on a troubled debt restructuring. The other restatement adjustments netted to approximately $0.8 million and related to: net timing errors of $0.1 million; errors in the carrying value of assets of $0.4 million; and mathematical mistakes and oversight of $0.3 million. Restatement adjustments to 2001 amounted to an increase in net loss for 2001 totaling less than $0.1 million and related primarily to timing adjustments. The restatement also resulted in a cumulative increase in total assets of $1.8 million and a cumulative decrease in total liabilities of $1.8 million as of December 31, 2002.

Material Weaknesses in 2004. Subsequent to restating the 2001 and 2002 annual periods, our new accounting management and staff re-closed each of the quarterly periods during 2002, 2003 and 2004. During this process and in preparation for the annual audit for 2004, two additional historical errors were identified. Management determined that these errors required restatement of the financial statements for the 2001, 2002 and 2003 fiscal years. The resulting restatements were determined to constitute a material weakness in internal control over financial reporting.

While management believes the underlying causes of the material weaknesses were remediated in 2004 and therefore were not present at December 31, 2004, the restatement of our financial statements for 2001, 2002 and 2003 constituted a material weakness. Consequently, our independent registered public accounting firm is not able to determine that the material weakness resulting from the restatement has been remediated and cannot confirm to us that the two material weaknesses identified in 2004 have been remediated until the completion of the audit for the fiscal year ended December 31, 2005. Management believes that the material weakness resulting from the restatement of our prior periods has been remediated by the steps management took during 2004 to remediate the two material weaknesses. Since management believes that the material weakness resulting from our restatement have been remediated, management also believes that our internal control over financial reporting is effective at a reasonable assurance level as of the date of this prospectus.

The material weaknesses in 2004 resulted from:

•	our accounting for our liability for a telecommunications transactional fee that we pay to federal and state agencies; and

•	the accounting entries needed to record asset purchases for and consolidate the accounts of our leasing company subsidiary.

The first error related to the calculation of our liability for a telecommunications transactional fee that we pay to federal and state administrative agencies and was detected by new reconciliation procedures put in place by new accounting management in response to the material weakness identified in connection with the 2003 audit. The procedures included a reconciliation of tax and telecommunications transactional fee liabilities, at an individual tax level, both to the subsequent returns filed and to our billing system. This error resulted from both user and system errors in connection with the internal reports we use to calculate our telecommunications transactional fee liabilities. Our correction of the error affected our prior year results by increasing our expenses by $0.2 million and $0.4 million in 2002 and 2003, respectively, and increasing our liabilities by $0.2 million and $0.6 million in 2002 and 2003, respectively. We have redesigned the reports upon which the regulatory filings are based so that they reflect the appropriate telecommunications transactional fee liability amounts. We have also re-trained the personnel who use the reports so that they understand the proper use of the reports in the calculation of remittance amounts. In addition, we have instituted review and approval controls and continue to employ our dual reconciliations against both the returns and billing system to verify our ending accrual balances. We believe that our revised procedures and controls, which were implemented in the fourth quarter of 2004 and were in operation with respect to the year end financial statement close process, remediated this material weakness prior to December 31, 2004.

The second material weakness relates to recording asset purchases for our leasing company and recording proper eliminating consolidation entries between us and our wholly- owned leasing company subsidiary that we have used to purchase certain equipment used in our operations. This error was detected as part of the SAS 100 quarterly reviews and included our failure to record sales taxes in the cost basis of the asset and the subsequent depreciation of the sales tax portion of the asset. In addition, we improperly recognized sales tax expense as it was assessed and paid on inter-company leases, rather than recording a sales tax liability at the date of asset purchase and applying future sales tax payments against the liability. These errors resulted in the misclassification of depreciation expense and sales tax expense and a misstatement of the related equipment and sales tax payable balance sheet accounts for 2001, 2002 and 2003. By discontinuing the practice of purchasing assets at the leasing subsidiary and having the leasing subsidiary lease the assets to the operating subsidiary, we remediated the control deficiency relating to the proper recordation of asset purchases on January 1, 2004, the date this practice was discontinued. Management is evaluating alternative approaches with respect to the leasing subsidiary structure, including the potential termination of the structure. Our correction of these errors resulted in adjustments to operating results for 2002 and 2003. These adjustments included a decrease in 2002 and 2003 to our selling, general and administrative expenses of $0.4 million and $0.7 million, respectively, and an increase to our depreciation and amortization expense of $0.4 million and $0.8 million, respectively. These adjustments also increased property and equipment, net, for 2002 and 2003 by $1.8 million and

$2.8 million, respectively, and increased accrued expenses by $1.8 million and $2.8 million in 2002 and 2003, respectively. Although we had not used this leasing company structure for equipment we purchased in 2004, our ending balance sheets were incorrect and required adjustment.

We implemented the revised consolidating methodology in the fourth quarter of 2004 prior to our closing the December 31, 2004 financial statements. We also established steps in our monthly closing process to improve our internal control over financial reporting. These steps include designing appropriate standard monthly journal entries to account for this activity, training accounting personnel on the proper accounting treatment and instituting review and approval controls in this area. Management believes that these steps, which we took during the fourth quarter of 2004, had the effect of remediating this material weakness prior to December 31, 2004.

Conclusion. In addition to remediating the material weaknesses that have been identified, we have established formal, documented accounting policies and procedures to improve our internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting. These policies and procedures require: two levels of approval for inputs to, and outputs from, our financial accounting system; detailed minimum documentation requirements for cash disbursements, journal entries, account reconciliations and other accounting-related documents; standardized organization and maintenance of accounting files; enhanced accounts payable procedures designed to effectively monitor invoices that are distributed for internal approval; improved tracking of assets and their in-service dates for purposes of depreciation; and procedures for deploying the existing purchase order system to identify unbilled goods and services from vendors. In addition, all approvals within the process require the dated signature of at least two persons from our accounting management. Management believes that we have enhanced the reliability and effectiveness of our internal control over financial reporting such that our internal control over financial reporting is effective at a reasonable assurance level as of the date of this prospectus.

Results of Operations

	Six Months Ended June 30,		Increase/
	2004	2005	(Decrease)
	(unaudited)
	(in thousands)
Revenue	$51,452	$73,358	42.6%
Cost of service (exclusive of depreciation and amortization)	14,083	21,824	55.0%
Selling, general and administrative costs (exclusive of depreciation and amortization)	30,318	41,288	36.2%
Depreciation and amortization expense	11,531	11,652	1.0%

Operating loss	(4,480)	(1,406)	(68.6%	)
Other income (expense)	(1,861)	(1,102)	(40.8%	)

Net loss	$(6,341)	$(2,508)	(60.4%	)

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2005

Revenue. Revenue increased $21.9 million, or 42.6%, from $51.5 million in the six months ended June 30, 2004 to $73.4 million in the six months ended June 30, 2005. The increase in revenue resulted from an increase in customers from 12,074 at June 30, 2004 to 17,435 at June 30, 2005. Average monthly revenue per customer location declined from $788 in the six months ended June 30, 2004 to $761 in the six months ended June 30, 2005. Although the proportion of our customers purchasing our BeyondVoice II and II Plus service packages, at higher average monthly revenue per customer location, was higher in the first six months of 2005 than in the first six months of 2004, the impact of this trend was more than offset by the effect of competitive pricing pressure on new contracts and contract renewals, resulting in a higher level of promotions and discounts offered to customers at the time of contract signature. We expect average monthly revenue per customer location to remain relatively flat or decline in the foreseeable future due to competitive pricing pressures. Customer revenues represented approximately 95.1% and 97.2% of total revenues in the six months ended June 30, 2004 and 2005, respectively. Revenues from access charges paid to us by other communications companies, to terminate calls to our customers, represented approximately 4.9% and 2.8% of revenues in the six months ended June 30, 2004 and 2005, respectively. The decline in revenues from access charges as a percentage of total revenues is due to reductions in access rates on interstate calls as mandated by the FCC. Our segment contributions to the $21.9 million increase in revenue in the six months ended June 30, 2005 as compared to the six months ended June 30, 2004 were $5.6 million from Atlanta, $4.6 million from Dallas, $6.5 million from Denver, $4.8 million from Houston, which was launched in March 2004, and $0.3 million from Chicago, which was launched in March 2005.

Cost of Service. Cost of service increased $7.7 million, or 55.0%, from $14.1 million in the first six months of 2004 to $21.8 million in the first six months of 2005. This increase is directly attributable to the increase in the number of customers from June 30, 2004 to June 30, 2005. As a percentage of total revenue, cost of service increased from 27.4% in the first six months of 2004 to 29.8% in the first six months of 2005. The increase in cost of service as a percentage of revenue is primarily due to a reduction in the amount of service credits and performance penalties received from local telephone companies in the first six months of 2005, which are recognized as offsets to cost of service, as compared to those received in the first six months of 2004. Service credits and performance penalties totaled $2.0 million and $0.9 million in the first six months of 2004 and 2005, respectively, and were 3.9% and 1.2% of revenue in the first six months of 2004 and 2005, respectively. Service credits arise from billing and service disputes between telecommunications carriers and us. They are resolved by negotiation among the parties or through the intervention of a regulatory body. We cannot predict the level of errors in charges from our suppliers, nor can we predict the proportion of disputes that we will win. Similarly, performance penalties are assessed by the state public service commissions against local telephone companies for failing to meet publicly mandated standards in their capacity as suppliers of circuits and services. The amount of performance penalties for failure to meet standards varies by state, and we expect variations in the performance of our suppliers and, therefore, in our receipt of penalty payments. For these reasons, we expect service credits and performance penalties to vary in an unpredictable manner in the future.

Circuit access fees, or line charges, which primarily relate to our lease of T-1 circuits connecting our equipment at network points of colocation to our equipment located at our customers’ premises, represented the largest component of cost of service and were $7.7 million in the first six months of 2004 and $11.4 million in the first six months of 2005. The increase in circuit access fees of $3.7 million in the first six months of 2005 as compared to the first six months of 2004 is a direct result of the increase in the number of customers. Circuit access fees as a percentage of revenue were 15.0% in the first six months of 2004 and 15.5% in the first six months of 2005. Circuit access fees as a percentage of revenue increased because the increased costs arising from the FCC rule changes and the startup operations in Chicago in the first six months of 2005 exceeded the rate reductions in circuit access fees in Texas mandated by the state regulatory commission in March 2005, which affected only the second quarter of 2005.

The other principal components of cost of service include long distance charges, installation costs to connect new circuits, the cost of transport circuits between network points of presence, the cost of local interconnection with the local telephone companies’ networks, Internet access costs, the cost of third party applications we provide to our customers, access costs paid by us to other carriers to terminate calls from our customers, certain network-related taxes and fees and offsetting service credits from various local telephone companies. The amount of these other principal components of cost of service were $8.4 million and $11.4 million in the first six months of 2004 and 2005 respectively, an increase of $3.0 million. Of this $3.0 million increase, 88.9% is attributable to increased costs in long distance, applications, installation, transport circuits, and taxes and fees, all of which grew as a direct result of the addition of customers on our network. In addition, we recorded $0.4 million in costs associated with terminating access that were not billed to us prior to the first six months of 2005. Other costs within this category were reduced in absolute dollars in the first six months of 2005 versus the first six months of 2004 or were reduced as a percentage of revenue as a result of negotiated price decreases or other cost savings that we achieved.

In February 2005, the FCC issued its Triennial Review Remand Order, or TRRO, and adopted new rules, effective March 11, 2005, governing the obligations of incumbent local exchange carriers, or ILECs, to afford access to certain of their network elements, if at all, and the cost of such facilities. The TRRO reduces the ILECs’ obligations to provide high-capacity loops within, and dedicated transport facilities between, certain ILEC wire centers that are deemed to be sufficiently competitive, based upon various factors such as the number of fiber-based colocators and/or the number of business access lines within these wire centers. In addition, certain caps are imposed regarding the number of unbundled network element, or UNE, facilities that companies like us may have on a single route or into a single building. Where the wire center conditions or the caps are exceeded, the TRRO eliminates the ILECs’ obligations to provide these high-capacity circuits to competitors at the discounted rates historically received under the 1996 Telecommunications Act. See “Government Regulation.”

The rates charged by ILECs for our high-capacity circuits in place on March 11, 2005 that were affected by the FCC’s new rules are increased 15% effective for one year until March 2006, although the scope of this increase is uncertain because the new FCC rules are subject to interpretation by state regulatory agencies. In addition, by March 10, 2006, we will be required to transition these existing facilities to alternative arrangements, such as other competitive facilities or the higher-priced “special access services” offered by the ILECs, unless we can negotiate other rate structures with the ILECs. Subject to any contractual protections under our existing interconnection agreements with ILECs, beginning March 11, 2005, we are also subject to the ILECs’ higher “special access” pricing for any new installations of DS-1 loops and/or DS-1 and DS-3 transport facilities in the affected ILEC wire centers, on the affected transport routes or that exceeded the caps.

We are able to estimate the probable liability for implementation of certain provisions of the TRRO and have accrued approximately $0.5 million through June 30, 2005 for these increased costs, and this amount has been charged to cost of service in the six months ended June 30, 2005. We believe this estimate provides for the total cost impact related to wire centers and transport routes we determined to be sufficiently competitive to be subject to the FCC’s new rules. However, we believe that there is insufficient information for us to make a reasonable estimate of the increased costs associated with the caps imposed on the number of circuits that we may have on a single route or into a single building. Due to inconsistencies and ambiguities in the FCC order as to the application of the DS-1 loop and DS-1 transport caps, the cost impacts for Atlanta, Denver and Chicago will not be reasonably estimable until the state of Georgia, Colorado and Illinois, respectively, interprets the rule. We believe that such information does exist for the Dallas and Houston markets, resulting in a probable liability of approximately $0.1 million, which we accrued and, which is reflected as a cost of service in the results of operations through June 30, 2005.

Certain aspects of the new FCC rules are subject to ongoing court challenges and the implementation of the new FCC rules is subject to multiple interpretations. We cannot predict the results of future court rulings, or how the FCC may respond to any such rulings, or any changes in the availability of unbundled network elements as the result of future legislative or regulatory decisions. Recent state regulatory rulings have, however, reduced circuit access fees in certain states where we operate. In particular, the circuit access fees and other costs that we incur in Texas were reduced based on a state regulatory order that went into effect in March 2005. We began realizing benefits from this state ruling in the second quarter of 2005. We have also made changes in our network architecture to respond to the increases in transport circuit costs in order to mitigate the impact of the FCC rule changes. We will continue to identify and implement these mitigation efforts on an ongoing basis. While there can be no assurance that our circuit access fees and transport costs will not increase in the future, the cost increases arising from recent changes in the FCC rules have to date been offset by the cost reductions in our Texas cities and other reductions arising from changes in our network architecture made in response to the new rules. For these reasons, although these costs may increase in the future, our circuit access fees and transport circuit costs as a percentage of revenue were unchanged at 15.3% and 2.4%, respectively, in both the first and second quarters of 2005.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $11.0 million, or 36.2%, from $30.3 million in the first six months of 2004 to $41.3 million in the first six months of 2005. The increase in the dollar amount of selling, general and administrative expenses is a result of the growth in our business. Selling, general and administrative expenses as a percentage of revenues were 58.9% and 56.3% in the first six months of 2004 and 2005, respectively. We expect selling, general and administrative costs to continue to decrease as a percentage of revenue in 2005 as our customer base and revenues grow without proportional increases in our expenses.

Salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 69.7% and 68.0% of our total selling, general and administrative expenses in the first six months of 2004 and 2005, respectively. Salaries, wages and benefits increased $7.0 million from $21.1 million in the first six months of 2004 to $28.1 million in the first six months of 2005. Our headcount at June 30, 2004 and 2005 was 525 and 665, respectively.

Marketing costs, including advertising, increased $0.5 million from $0.3 million in the first six months of 2004 to $0.8 million in the first six months of 2005. Our marketing costs will continue to increase as we add customers and expand to new markets.

Other selling, general and administrative costs, which include professional fees, outsourced services, rent and other facilities costs, maintenance, recruiting fees, travel and entertainment costs, property taxes and bad debt expense, increased $3.6 million from $8.8 million in the first six months of 2004 to $12.4 million in the first six months of 2005, due to the addition of new operations and to the growth in centralized expenses needed to keep pace with the growth in customers. As a percentage of revenue, other selling, general and administrative costs declined slightly from 17.2% in the first six months of 2004 to 16.9% in the first six months of 2005.

Write-off of Public Offering Costs. In the first quarter of 2004, we began work in connection with an initial public offering of our common stock, and during 2004 we incurred direct expenses in connection with these activities, which were primarily legal and accounting fees with outside service firms, of $1.1 million. We expensed these costs in the fourth quarter of 2004 because we determined at that time that a public offering was not imminent and that considerable time had elapsed since the incurrence of the majority of these costs. In 2005, however, we began incurring similar costs and have determined to capitalize them and subsequently deduct them from the proceeds of the proposed initial public offering as a charge against additional paid-in capital, due to their being incurred shortly before and directly related to the transaction. Our results of operation were therefore not impacted by the write-off of public offering costs in either the first six months of 2004 or 2005.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $0.2 million, or 1.7%, from $11.5 million in the first six months of 2004 to $11.7 million in the first six months of 2005. Depreciation and amortization expense increased because the increase in depreciation and amortization resulting from new purchases exceeded the reduction in depreciation and amortization resulting from property and equipment becoming fully depreciated.

Interest Expense (Net). Interest expense incurred as a result of our credit facility with Cisco Capital and our capital lease obligations, prior to the effects of our accounting for the troubled debt restructuring, decreased $0.5 million from $2.8 million in the first six months of 2004 to $2.3 million in the first six months of 2005, due to a decrease in the interest rate under our credit facility. The offset to interest expense associated with the accounting for the restructuring of troubled debt, as described in Note 7 of our financial statements, decreased $0.2 million from $1.2 million in the first six months of 2004 to $1.0 million in the first six months of 2005 due to a decline in interest rates. Interest income increased $0.2 million from $0.3 million in the first six months of 2004 to $0.5 million in the first six months of 2005. These factors resulted in a decrease of $0.5 million in interest expense (net) from $1.3 million in the first six months of 2004 to $0.8 million in the first six months of 2005.

Loss on Disposal of Property and Equipment. Our loss on disposal of equipment decreased $0.1 million from $0.4 million in the first six months of 2004 to $0.3 million in the first six months of 2005 due to a decreased number of unrecoverable integrated access devices from disconnected customers and a lower amount of write-offs of certain network and software assets that we replaced due to obsolescence or upgrade.

Net Loss. Net loss decreased $3.8 million from $6.3 million in the first six months of 2004 to $2.5 million in the first six months of 2005. The decrease in net loss resulted from the significant increase in revenues and a significantly slower rate of increase in cost of service and selling, general and administrative expenses. Our segment contributions to the $3.8 million improvement in net loss were $2.7 million from Atlanta, $2.4 million from Dallas, $3.5 million from Denver, and $1.4 million from Houston, which was launched in March 2004. These segment improvements were directly attributable to the increased number of customers on our network. Offsetting these contributions to the improvement in our net loss were startup losses from Chicago, which was launched in March 2005, of $3.5 million and increased losses from our Corporate group of $2.7 million.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2004

	Year Ended December 31,		Increase/
	2003	2004	(Decrease)
	(in thousands)
Revenue	$65,513	$113,311	73.0%
Cost of service (exclusive of depreciation and amortization)	21,815	31,725	45.4%
Selling, general and administrative costs (exclusive of depreciation and amortization)	48,085	65,159	35.5%
Write-off of public offering costs	—	1,103	100.0%
Depreciation and amortization expense	21,271	22,647	6.5%

Operating loss	(25,658)	(7,323)	(71.5%	)
Other income (expense)	(3,824)	(4,133)	8.1%

Net loss	$(29,482)	$(11,456)	(61.1%	)

Revenue. Revenue increased $47.8 million, or 73.0%, from $65.5 million in 2003 to $113.3 million in 2004. The increase in revenue resulted from an increase in customers from 9,687 at December 31, 2003 to 14,713 at December 31, 2004. Average monthly revenue per customer location remained essentially the same, increasing from $771 in 2003 to $774 in 2004. Although an increasing proportion of our customers used our BeyondVoice II and II Plus service packages, at higher average revenue per customer location in 2004 than in 2003, the impact of this trend was offset by the effect of competitive pricing pressure on new contracts and contract renewals, resulting in a higher level of promotions and discounts offered to customers at the time of contract signature. We expect average monthly revenue per customer location to remain relatively flat or decline in the foreseeable future due to competitive pricing pressures. Customer revenues represented approximately 94.8% and 96.1% of total revenues in 2003 and 2004, respectively. Revenues from access charges paid to us by other communications companies, to terminate calls to our customers, represented approximately 5.2% and 3.9% of revenues in 2003 and 2004, respectively. Our segment contributions to the $47.8 million increase in revenue from 2003 to 2004 were $15.2 million from Atlanta, $13.3 million from Dallas, $16.4 million from Denver, and $2.9 million from Houston, which was launched in March 2004.

Cost of Service. Cost of service increased $9.9 million, or 45.4%, from $21.8 million in 2003 to $31.7 million in 2004. This increase is directly attributable to the increase in number of customers in 2004. As a percentage of total revenue, cost of service decreased from 33.3% in 2003 to 28.0% in 2004. The decrease in cost of service as a percentage of revenue is primarily due to the more efficient utilization of our network as the number of customers increased, as well as contractual rate reductions negotiated from Internet and long-distance vendors.

Circuit access fees, or line charges, which primarily relate to our lease of T-1 circuits connecting our equipment at network points of colocation to our equipment located at our customers’ premises, represented the largest component of cost of service and were $10.9 million in 2003 and $17.3 million in 2004. The increase in circuit access fees of $6.4 million in 2004 was a direct result of the increase in the number of customers. While circuit access fees increased as a percentage of total cost of service from 2003 to 2004, circuit access fees decreased as a percentage of revenue. Circuit access fees were 16.6% of revenue in 2003 and 15.3% of revenue in 2004.

The other principal components of cost of service include long distance charges, installation costs to connect new circuits, the cost of transport circuits between network points of presence,

the cost of local interconnection with the local telephone companies’ networks, Internet access costs, the cost of third party applications we provide to our customers, access costs paid by us to other carriers to terminate calls from our customers, and certain network-related taxes and fees. The amount of these other principal components of cost of service were $13.1 million in 2003 and $17.7 million in 2004, an increase of $4.6 million. 95.9% of this $4.6 million increase is attributable to increased costs in long distance charges, taxes and fees, third party applications, and transport circuits, all of which grew as a direct result of the addition of customers on our network, and, in the case of third party applications, as a result of our customers using more applications that we obtain from third parties at additional cost.

In addition, we record offsetting amounts arising from service credits and performance penalties under our agreements with local telephone companies, which totaled $2.2 million in 2003 and $3.3 million in 2004.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $17.1 million, or 35.6%, from $48.1 million in 2003 to $65.2 million in 2004. The increase in the dollar amount of selling, general and administrative expenses is a result of the growth in our business. Selling, general and administrative expenses were 73.4% of revenues in 2003 and 57.5% of revenue in 2004.

Salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 71.1% and 66.0% of our total selling, general and administrative expenses in 2003 and 2004, respectively. Salaries, wages and benefits increased $8.8 million from $34.2 million in 2003 to $43.0 million in 2004. Our headcount at December 31, 2003 and 2004 was 428 and 586, respectively.

Marketing costs, including advertising increased $0.7 million from $0.3 million in 2003 to $1.0 million in 2004 in order to acquire customers in 2004.

Other selling, general and administrative costs, which includes professional fees, outsourced services, rent and other facilities costs, maintenance, recruiting fees, travel and entertainment costs, property taxes and bad debt expense, increased $6.3 million from $12.4 million in 2003 to $18.7 million in 2004, due to the addition of new operations and to the growth in centralized expenses needed to keep pace with the growth in customers.

Write-off of Public Offering Costs. In early 2004, we began work in connection with an initial public offering of our common stock, and during 2004 we incurred direct expenses, which were primarily legal and accounting fees with outside service firms, of $1.1 million. We expensed these costs in 2004 because they were incurred a considerable time before any public offering was actually made.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $1.3 million, or 6.1%, from $21.3 million in 2003 to $22.6 million in 2004. The increase in depreciation and amortization expense was attributable to property and equipment purchases made in 2004.

Interest Expense (Net). Interest expense incurred as a result of our credit facility with Cisco Capital and our capital lease obligations, prior to the effects of our accounting for the troubled debt restructuring, increased $0.2 million from $4.9 million in 2003 to $5.1 million in 2004, primarily due to our increased amounts outstanding under our credit facility. The offset to interest expense associated with the accounting for the restructuring of troubled debt, as described in Note 7 of our financial statements, decreased $0.3 million from $2.6 million in 2003 to $2.3 million in 2004 due to a decline in interest rates. Interest income decreased $0.1 million from $0.7 million in 2003 to $0.6 million in 2004, because the amount of outstanding interest earning investments decreased from early 2003, shortly after our November 2002 Series B preferred stock investment, through 2004, as we converted these investments to cash in order to fund our business and make principal payments on our debt. These factors resulted in an increase of $0.6 million in interest expense (net) from $1.6 million in 2003 to $2.2 million in 2004.

Loss on Disposal of Property and Equipment. Our loss on disposal of equipment decreased $0.3 million from $2.0 million in 2003 to $1.7 million in 2004 due to a decreased number of unrecoverable integrated access devices from disconnected customers and a lower amount of writeoff of certain network and software assets that we replaced due to obsolescence or upgrade.

Net Loss. Net loss decreased $18.0 million from $29.5 million in 2003 to $11.5 million in 2004. The decrease in net loss resulted from the significant increase in revenues in 2004 and a significantly slower rate of increase in cost of service and selling, general and administrative expenses. Our segment contributions to the $18.0 million improvement in net loss were $11.5 million from Atlanta, $6.4 million from Dallas, and $10.7 million from Denver. These segment improvements were directly attributable to the increased number of customers on our network. Offsetting this improvement in our net loss were startup losses from Houston, which was launched in March 2004, of $4.5 million, pre-launch losses from Chicago of $0.6 million, and losses contributed from our Corporate group of $5.5 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2003

	Year Ended December 31,		Increase/
	2002	2003	(Decrease)
	(in thousands)
Revenue	$20,956	$65,513	212.6%
Cost of service	11,558	21,815	88.7%
Selling, general and administrative costs	42,197	48,085	14.0%
Depreciation and amortization expense	14,216	21,271	49.6%

Operating loss	(47,015)	(25,658)	(45.4%	)
Gain recognized on troubled debt restructuring	4,338	—	(100.0%	)
Other income (expense)	(4,511)	(3,824)	(15.2%	)

Net loss	$(47,188)	$(29,482)	(37.5%	)

Revenue. Revenue increased $44.5 million, or 212.6%, from $21.0 million in 2002 to $65.5 million in 2003. The increase in revenue resulted primarily from an increase in customers from 4,472 at December 31, 2002 to 9,687 at December 31, 2003 and, to a lesser extent, from an increase in average monthly revenue per customer location. Average monthly revenue per customer location increased 17.2% from $658 in 2002 to $771 in 2003. This increase resulted from the introduction of BeyondVoice II and II Plus, which were first introduced in 2002 and increased in usage in 2003. Customer revenues represented approximately 95.5% and 94.8% of total revenues in 2002 and 2003, respectively. Revenues from access charges paid to us by other communications companies to terminate calls to our customers represented approximately 4.5% and 5.2% of revenues in 2002 and 2003, respectively. Our segment contributions to the $44.5 million increase in revenue from 2002 to 2003 were $15.8 million from Atlanta, $13.7 million from Dallas, and $15.0 million from Denver.

Cost of Service. Cost of service increased $10.2 million, or 88.7%, from $11.6 million in 2002 to $21.8 million in 2003. This increase is directly attributable to the increase in number of customers in 2003. As a percentage of total revenue, cost of service decreased from 55.2% in

2002 to 33.3% in 2003. The decrease in cost of service as a percentage of revenue is primarily due to the more efficient utilization of our network as the number of customers increased, as well as negotiated contractual rate reductions from Internet and long-distance vendors.

Circuit access fees, or line charges, which primarily relate to our lease of T-1 circuits connecting our equipment at network points of colocation to our equipment located at our customers’ premises, represented the largest component of cost of service and were $5.1 million in 2002 and $10.9 million in 2003. The increase in circuit access fees of $5.8 million in 2003 was a direct result of the increase in the number of customers. While circuit access fees increased as a percentage of total cost of service from 2002 to 2003, they decreased as a percentage of revenue. Circuit access fees were 24.3% of revenue in 2002 and 16.6% of revenue in 2003. The other principal components of cost of service include long distance charges, installation costs to connect new circuits, the cost of transport circuits between network points of presence, the cost of local interconnection with the local telephone companies’ networks, Internet access costs, the cost of third party applications we provide to our customers, access costs paid by us to other carriers to terminate calls from our customers, and certain network-related taxes and fees and offsetting service credits from various telecommunications vendors. These other principal components of cost of service were $6.6 million in 2002 and $13.1 million in 2003, an increase of $6.5 million. 92.0% of this $6.5 million increase is attributable to increased costs in long distance charges, taxes and fees, transport circuits, installation, and local interconnection, all of which grew as a direct result of the addition of customers on our network.

We also receive offsetting payments from the local telephone companies in the form of service credits and performance penalties that are assessed by state regulatory commissions based on the local telephony companies’ performance in the delivery of circuits and other services that we use in our network.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $5.9 million, or 14.0%, from $42.2 million in 2002 to $48.1 million in 2003. The increase in the dollar amount of selling, general and administrative expenses is a result of the growth in our business. Selling, general and administrative expenses were 201.0% of revenues in 2002 and 73.4% of revenue in 2003.

Salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 72.0% and 71.1% of our total selling, general and administrative expenses in 2002 and 2003, respectively. Salaries, wages and benefits increased $3.8 million from $30.4 million in 2002 to $34.2 million in 2003. Our headcount at December 31, 2002 and 2003 was 381 and 428, respectively.

Marketing costs, including advertising, increased $0.2 million in 2003 from $0.1 million in 2002 to $0.3 million in 2003 in order to acquire customers in 2003. Our marketing costs will continue to increase as we continue to add customers and expand to new markets.

Other selling, general and administrative costs, which includes professional fees, outsourced services, rent and other facilities costs, maintenance, recruiting fees, travel and entertainment costs, property taxes and bad debt expense, increased $0.8 million in 2003 from $11.6 million in 2002 to $12.4 million in 2003, due to the growth in centralized expenses needed to keep pace with the growth in customers.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $7.1 million, or 50.0%, from $14.2 million in 2002 to $21.3 million in 2003. The increase in depreciation and amortization expense was attributable to property and equipment purchases made in 2003.

Interest Expense (Net). Interest expense incurred as a result of our credit facility with Cisco Capital and our capital lease obligations, prior to the effects of our accounting for the troubled debt restructuring, increased $0.2 million from $4.7 million in 2002 to $4.9 million in 2003, primarily due to declining interest rates on our variable rate debt. The offset to interest expense associated with the accounting for the restructuring of troubled debt, as described in Note 7 of our financial statements, increased $2.2 million from $0.4 million in 2002 to $2.6 million in 2003 due to our having a full year to record the reduction of the carrying value in excess of principal against interest expense in 2003 versus only two months in 2002 following the debt restructuring in November 2002. Interest income increased $0.3 million from $0.4 million in 2002 to $0.7 million in 2003, primarily because the amount of outstanding interest earning investments increased beginning in late 2002 as a result of our November 2002 Series B preferred stock investment. These factors resulted in the decrease of $2.7 million in interest expense (net) from $4.3 million in 2002 to $1.6 million in 2003.

Gain Recognized on Troubled Debt Restructuring. We recorded a $4.3 million gain from the conversion of a portion of our Cisco Capital debt into Series B preferred stock, through a troubled debt restructuring, in 2002. No corresponding gain was recorded in 2003 or subsequently, although the resulting carrying value in excess of principal offsets interest expense as interest payments are made.

Loss on Disposal of Property and Equipment. Our loss on disposal of equipment increased $1.8 million from $0.2 million in 2002 to $2.0 million in 2003, due to an increased number of unrecoverable integrated access devices from disconnected customers and our write-off of certain network and software assets that we replaced due to obsolescence or upgrade.

Net Loss. Net loss decreased $17.7 million from $47.2 million in 2002 to $29.5 million in 2003. The decrease in net loss resulted from the significant increase in revenues in 2003 and a significantly slower rate of increase in cost of service and selling, general and administrative expenses. Our segment contributions to the $17.7 million improvement in net loss were $11.1 million from Atlanta, $5.8 million from Dallas, and $6.6 million from Denver. These segment improvements were directly attributable to the increased number of customers on our network. Pre-launch losses from Houston were $0.2 million, and the balance, or $5.6 million in losses, was contributed from our Corporate group.

Segment Data

We monitor and analyze our financial results on a segment basis for reporting and management purposes. At June 30, 2005, our segments were geographic and included Atlanta, Dallas, Denver, Houston and Chicago. The balance of our operations is in our Corporate group, which operations consist of corporate executive, administrative and support functions and unallocated centralized operations, which includes network operations, customer care and provisioning. We do not allocate these Corporate costs to the other segments and believe that the decision not to allocate these centralized costs provides a better evaluation of our revenue-producing geographic segments. In addition to segment results, we use aggregate adjusted EBITDA to assess the operating performance of the overall business. Because our chief executive officer, who is our chief operating decision maker, primarily evaluates the performance of our segments on the basis of adjusted EBITDA, we believe that segment adjusted EBITDA data should be available to investors so that investors have the same data that we employ in assessing our overall operations. Our chief operating decision maker also uses revenue to measure our operating results and assess performance, and each of revenue and adjusted EBITDA is presented herein in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

EBITDA is a non-GAAP financial measure commonly used by investors, financial analysts and ratings agencies. EBITDA is generally defined as net income (loss) before interest, taxes, depreciation and amortization. However, we use the non-GAAP financial measure adjusted EBITDA, and that, in our case, further excludes stock-based compensation expense, write-off of public offering costs, gain recognized on troubled debt restructuring, gain or loss on asset dispositions and other non-operating income or expense. We have presented adjusted EBITDA because this financial measure, in combination with revenue and operating expense, is an integral part of the internal reporting system used by our management to assess and evaluate the performance of our business and its operating segments both on a consolidated and on an individual basis.

Other public companies may define adjusted EBITDA in a different manner or present varying financial measures. Accordingly, our presentation may not be comparable to other similarly titled measures of other companies. Our calculation of adjusted EBITDA is also not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. We believe that adjusted EBITDA, while providing useful information, should not be considered in isolation or as an alternative to other financial measures determined under GAAP, such as operating income or loss.

Our segment data is presented below:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Revenue:
Atlanta	$11,262	$27,033	$42,236	$19,754	$25,402
Dallas	6,064	19,813	33,129	15,428	20,035
Denver	3,630	18,667	35,051	15,955	22,494
Houston	—	—	2,895	315	5,128
Chicago	—	—	—	—	299

Total revenue	$20,956	$65,513	$113,311	$51,452	$73,358

Adjusted EBITDA
Atlanta	$(1,637)	$11,851	$24,986	$11,786	$14,541
Dallas	(3,736)	4,235	12,353	5,764	8,268
Denver	(3,387)	5,230	17,750	7,707	11,709
Houston	—	(187)	(3,954)	(2,076)	(190)
Chicago	—	—	(565)	(9)	(3,318)
Corporate	(24,017)	(25,495)	(33,768)	(15,943)	(20,612)

Total adjusted EBITDA	$(32,777)	$(4,366)	$16,802	$7,229	$10,398

Operating profit (loss)
Atlanta	$(3,838)	$7,384	$18,922	$8,904	$11,505
Dallas	(5,319)	678	7,281	3,358	5,625
Denver	(4,151)	2,568	13,404	5,728	9,142
Houston	—	(210)	(4,658)	(2,295)	(879)
Chicago	—	—	(568)	(10)	(3,476)
Corporate	(33,707)	(36,078)	(41,704)	(20,165)	(23,323)

Total operating loss	$(47,015)	$(25,658)	$(7,323)	$(4,480)	$(1,406)

Total assets
Atlanta	$12,677	$16,227	$12,552	$15,345	$12,525
Dallas	11,591	14,528	11,920	14,306	11,161
Denver	8,326	12,382	11,731	12,794	11,753
Houston	6	930	5,355	3,900	7,258
Chicago	—	—	2,322	86	4,079
Corporate	63,983	42,981	55,323	34,770	51,094

Total assets	$96,583	$87,048	$99,203	$81,201	$97,870

Capital expenditures
Atlanta	$8,389	$7,944	$2,742	$2,161	$1,965
Dallas	8,344	6,181	2,870	1,899	1,287
Denver	7,030	6,379	3,903	2,357	1,744
Houston	—	948	4,041	2,857	1,653
Chicago	—	—	2,325	87	1,650
Corporate	4,684	4,753	7,860	3,176	2,065

Total capital expenditures	$28,447	$26,205	$23,741	$12,537	$10,364

Reconciliation of adjusted EBITDA to Net loss:
Total adjusted EBITDA for reportable segments	$(32,777)	$(4,366)	$16,802	$7,229	$10,398
Depreciation and amortization	(14,216)	(21,271)	(22,647)	(11,531)	(11,652)
Non-cash stock option compensation	(22)	(21)	(375)	(178)	(152)
Write-off of public offering costs	—	—	(1,103)	—	—
Interest income	411	715	637	328	508
Interest expense	(4,665)	(2,333)	(2,788)	(1,615)	(1,315)
Gain recognized on troubled debt restructuring	4,338	—	—	—	—
Loss on disposal of property and equipment	(222)	(1,986)	(1,746)	(425)	(273)
Other income (expense), net	(35)	(220)	(236)	(149)	(22)

Net loss	$(47,188)	$(29,482)	$(11,456)	$(6,341)	$(2,508)

The operating results from our operating segments reflect the costs of a pre-launch phase in each market in which the local network is installed and initial staffing is hired, followed by a startup phase, beginning with the launch of service operations, when customer installations begin. Our sales efforts, our service offerings and the prices we charge customers for our services are generally consistent across our operating segments. Operating expenses include cost of service and selling, general and administrative costs incurred directly in the markets where we serve customers. Although our network design and market operations are generally consistent across all our operating segments, certain costs differ among the various geographical markets. These cost differences result from different numbers of network central office colocations, prices charged by the local telephone companies for customer T-1 access circuits, prices charged by local telephone companies and other telecommunications providers for transport circuits, office rents and other costs that vary by region.

We record costs in our markets prior to launching service to customers. We launched service in Atlanta in April 2001, in Dallas in September 2001, in Denver in January 2002, in Houston in March 2004 and in Chicago in March 2005. In the last quarter of 2003 we incurred expenses primarily relating to the staffing of our Houston office and the cost of obtaining network circuits in Houston. In the last quarter of 2004 we incurred expenses primarily relating to the staffing of our Chicago office and the cost of obtaining network circuits in Chicago. We attained positive adjusted EBITDA in Atlanta, Dallas and Denver within 17 months from launch.

Unaudited Quarterly Results of Operations

The following table presents our unaudited condensed quarterly financial data:

	Three Months Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005
Quarterly Statement of Operations Data:	(unaudited)
	(dollars in thousands, except per share data)

Revenue	$11,775	$14,356	$18,126	$21,256	$24,503	$26,949	$29,732	$32,127	$35,176	$38,182
Operating expenses:
Cost of service, excluding depreciation and amortization	4,784	5,206	5,673	6,152	6,431	7,651	8,485	9,158	10,444	11,380
Selling, general and administrative, excluding depreciation and amortization	10,838	11,552	11,955	13,740	14,672	15,645	16,902	17,940	20,175	21,113
Write-off of public offering cost	—	—	—	—	—	—	—	1,103	—	—
Depreciation and amortization	4,634	5,112	5,557	5,968	6,306	5,225	5,360	5,756	5,674	5,978

Total operating expenses	20,256	21,870	23,185	25,860	27,409	28,521	30,747	33,957	36,293	38,471

Operating loss	(8,481)	(7,514)	(5,059)	(4,604)	(2,906)	(1,572)	(1,015)	(1,830)	(1,117)	(289)
Other income (expense):
Interest income	160	190	194	171	167	161	160	149	248	260
Interest expense	(352)	(439)	(749)	(793)	(822)	(793)	(562)	(611)	(631)	(684)
Loss on disposal of property and equipment	(133)	(168)	(195)	(1,490)	(198)	(227)	(328)	(993)	(79)	(194)
Other income (expense), net	(10)	(84)	(67)	(59)	(31)	(119)	(52)	(34)	3	(25)

Net loss	$(8,816)	$(8,015)	$(5,876)	$(6,775)	$(3,790)	$(2,550)	$(1,797)	$(3,319)	$(1,576)	$(932)

Net loss attributable to common stockholders	$(10,288)	$(9,550)	$(7,474)	$(8,424)	$(5,469)	$(4,282)	$(3,602)	$(5,186)	$(3,961)	(3,417)
Net loss attributable to common stockholders per common share—basic and diluted	$(92.03)	$(84.82)	$(66.31)	$(68.37)	$(43.77)	$(33.02)	$(27.59)	$(39.50)	$(28.63)	$(21.96)
Quarterly Segment Financial Data:
Revenues:
Atlanta	$5,117	$6,134	$7,413	$8,369	$9,482	$10,271	$10,908	$11,573	$12,356	$13,046
Dallas	3,638	4,183	5,533	6,459	7,374	8,054	8,686	9,015	9,714	10,321
Denver	3,020	4,039	5,180	6,428	7,642	8,314	9,182	9,914	10,834	11,660
Houston	—	—	—	—	5	310	956	1,625	2,266	2,862
Chicago	—	—	—	—	—	—	—	—	6	293

Total revenues	$11,775	$14,356	$18,126	$21,256	$24,503	$26,949	$29,732	$32,127	$35,176	$38,182

Operating profit (loss)
Atlanta	$1,425	$1,082	$1,874	$3,003	$4,248	$4,656	$4,798	$5,220	$5,489	$6,016
Dallas	(572)	(432)	675	1,007	1,462	1,896	1,861	2,062	2,512	3,113
Denver	(622)	510	917	1,763	2,595	3,135	3,420	4,254	4,363	4,779
Houston	—	—	(23)	(187)	(1,031)	(1,264)	(1,218)	(1,144)	(578)	(301)
Chicago	—	—	—	—	(4)	(5)	(23)	(536)	(1,500)	(1,976)
Corporate	(8,712)	(8,674)	(8,502)	(10,190)	(10,176)	(9,990)	(9,853)	(11,686)	(11,403)	(11,920)

Total operating loss	$(8,481)	$(7,514)	$(5,059)	$(4,604)	$(2,906)	$(1,572)	$(1,015)	$(1,830)	$(1,117)	$(289)

	Three Months Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005
Quarterly Segment Financial Data:	(unaudited)
	(dollars in thousands)
Adjusted EBITDA
Atlanta	$2,312	$2,137	$3,084	$4,318	$5,679	$6,107	$6,356	$6,844	$7,001	$7,540
Dallas	129	386	1,641	2,079	2,641	3,123	3,159	3,431	3,813	4,455
Denver	(140)	1,120	1,641	2,609	3,549	4,159	4,556	5,487	5,624	6,085
Houston	—	—	(21)	(166)	(963)	(1,113)	(1,007)	(871)	(264)	74
Chicago	—	—	—	—	(4)	(4)	(22)	(535)	(1,496)	(1,822)
Corporate	(6,148)	(6,044)	(5,844)	(7,459)	(7,414)	(8,529)	(8,595)	(9,232)	(10,036)	(10,576)

Total adjusted EBITDA	$(3,847)	$(2,401)	$501	$1,381	$3,488	$3,743	$4,447	$5,124	$4,642	$5,756

Reconciliation of total adjusted EBITDA to Net loss:
Total adjusted EBITDA for reportable segments	$(3,847)	$(2,401)	$501	$1,381	$3,488	$3,743	$4,447	$5,124	$4,642	$5,756
Depreciation and amortization	(4,634)	(5,112)	(5,557)	(5,968)	(6,306)	(5,225)	(5,360)	(5,756)	(5,674)	(5,978)
Non-cash stock option compensation	—	(1)	(3)	(17)	(88)	(90)	(102)	(95)	(85)	(67)
Write-off of public offering cost	—	—	—	—	—	—	—	(1,103)	—	—
Interest income	160	190	194	171	167	161	160	149	248	260
Interest expense	(352)	(439)	(749)	(793)	(822)	(793)	(562)	(611)	(631)	(684)
Loss on disposal of property and equipment	(133)	(168)	(195)	(1,490)	(198)	(227)	(328)	(993)	(79)	(194)
Other income (expense), net	(10)	(84)	(67)	(59)	(31)	(119)	(52)	(34)	3	(25)

Net loss	$(8,816)	$(8,015)	$(5,876)	$(6,775)	$(3,790)	$(2,550)	$(1,797)	$(3,319)	$(1,576)	$(932)

Quarterly Other Operating Data:
Customers	5,645	6,980	8,365	9,687	10,778	12,074	13,406	14,713	15,978	17,435
Churn	1.1%	1.0%	0.9%	0.9%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
ARPU	$775.95	$758.05	$787.49	$784.98	$798.22	$786.19	$777.91	$761.70	$764.10	$761.79

Liquidity and Capital Resources

Overview. We commenced operations in 2001. Until 2004, we funded our operations primarily through issuance of an aggregate of $120.8 million in equity securities and borrowings under a line of credit facility established with Cisco Capital, used principally to purchase property and equipment from Cisco Systems. In 2004, we recorded positive cash flow from operating activities for the first time and, in addition, raised $17.0 million from issuance of equity securities. Our total borrowings under the Cisco Capital line of credit were $83.1 million, and the amount outstanding was $62.9 million, as of June 30, 2005, in addition to $25.0 million which was borrowed in 2001 and subsequently converted into Series B preferred stock in November 2002.

Cash Flows From Operations. Cash used in operating activities was $33.6 million in 2002 and $5.9 million in 2003. Cash provided by operating activities was $13.9 million in 2004. Cash provided by operating activities was $1.8 million in the first six months of 2004, compared to cash provided by operating activities of $8.0 million in the first six months of 2005.

The increase in cash provided by operating activities of $6.2 million from the six months ended June 30, 2004 to the six months ended June 30, 2005 is comprised of a decrease in net loss of $3.8 million, an increase in the provision for doubtful accounts of $0.5 million resulting from our increase in customers, a decrease of $0.3 million in interest expense associated with the reduction in carrying value in excess of principal resulting from the restructuring of a portion of our Cisco Capital debt in 2002, an increase of $1.8 million in net changes in operating assets and liabilities, and an increase in depreciation and amortization expense of $0.1 million resulting from the growth in assets arising from the growth in customers and the addition of assets needed to support our new operations in Houston and Chicago, offset by a decrease of $0.2 million in loss on disposal of property and equipment due to an improvement in recovery of integrated access devices from disconnected customers and a decrease of $0.1 million in the write-down of marketable securities. In the first six months of 2004, we adjusted the carrying value of marketable securities by $0.1 million to fair market value. In the first six months of 2005, we sold our marketable securities at fair market value and transferred the balance to our cash and cash equivalents account.

The increase in cash provided by operating activities of $19.8 million from 2003 to 2004 is comprised of a decrease in net loss of $18.0 million, an increase in depreciation and amortization expense of $1.4 million resulting from an increase in property and equipment at a lower rate of increase than the previous period due to price reductions on new purchases and the retirement of fully depreciated assets acquired in 2000 and 2001, an increase in the change in the provision for doubtful accounts of $1.0 million resulting from our increase in customers, a decrease of $0.3 million in interest expense associated with the reduction in carrying value in excess of principal resulting from the restructuring of a portion of our Cisco Capital debt in 2002 and an increase in non-cash stock compensation expense of $0.3 million arising from stock option grants made in 2004, offset by a decrease of $0.2 million in loss on disposal of property and equipment and a decrease of $1.1 million in net changes in operating assets and liabilities.

The decrease in cash used by operating activities of $27.7 million from 2002 to 2003 is comprised of a decrease in net loss of $17.7 million, an increase in depreciation and amortization expense of $7.1 million resulting from our increase in property and equipment, an increase in the change in the provision for doubtful accounts of $0.3 million resulting from our increase in customers and an increase in loss on disposal of property and equipment of $1.8 million, offset by a decrease in the non-cash portion of interest expense of $0.4 million, a decrease in compensation expense from forgiveness of officer notes receivable of $0.3 million, an increase of $2.1 million in interest expense associated with the reduction in carrying value in excess of principal resulting from the restructuring of a portion of our Cisco Capital debt in 2002 and a decrease of $0.8 million in net changes in operating assets and liabilities.

Cash Flows From Investing Activities. Cash used in investing activities was $12.1 million in 2002, compared to cash provided by investing activities of $4.6 million in 2003 and cash used in investing activities of $3.9 million in 2004. Cash used in investing activities was $0.2 million in the first six months of 2004 compared to $1.7 million in the first six months of 2005.

Our principal cash investments are for purchases of property and equipment and purchases of marketable securities. Cash purchases of property and equipment primarily include non-network capital expenditures, such as the cost of software licenses and implementation costs associated with our operational support systems as well as our financial and administrative systems, servers and other equipment needed to support our software packages, personal computers, internal communications equipment, furniture and fixtures and leasehold improvements to our office space. Our cash purchases of property and equipment were $5.2 million, $9.1 million and $10.2 million for 2002, 2003 and 2004, respectively. Our cash purchases of property and equipment were $6.0 million and $6.3 million in the first six months of 2004 and 2005, respectively. As discussed below, network-related capital expenditures have primarily been financed through our credit facility with Cisco Capital and are shown as supplemental data to the statement of cash flows.

We invest excess cash balances in the marketable securities of highly-rated corporate and government issuers. Purchases of marketable securities were $7.1 million, $14.5 million and $11.8 million in 2002, 2003 and 2004, respectively. Purchases of marketable securities were $12.5 million and $9.8 million in the first six months of 2004 and 2005, respectively. We periodically redeem our marketable securities in order to transfer the funds into other operating and investing activities. We redeemed $28.0 million and $18.0 million in 2003 and 2004, respectively; there were no redemptions of marketable securities in 2002. We redeemed $18.0 million and $14.4 million in marketable securities in the first six months of 2004 and 2005, respectively.

Non-cash Purchases of Property and Equipment. Non-cash purchases of property and equipment consist of our network capital expenditures which are purchased primarily from Cisco Systems and financed through our credit facility with Cisco Capital. These capital expenditures are recorded as non-cash purchases because they are directly financed by Cisco Capital without the exchange of cash for the assets that we purchase. Network capital expenditures include the purchase of integrated access devices, T-1 aggregation routers, trunking gateway routers, softswitches, other network routers, associated growth expenditures related to these items, diagnostic and test equipment, colocation and data center buildout expenditures and equipment installation costs. Our non-cash purchases of property and equipment were $23.3 million, $17.1 million and $13.5 million, in 2002, 2003 and 2004, respectively. Our non-cash purchases of property and equipment were $6.5 million and $4.0 million in the first six months of 2004 and 2005, respectively. The decrease in non-cash purchases of property and equipment from 2002 to 2004 resulted from reduced prices for network components obtained and network efficiencies gained through the growth of our customer base in each market. The decrease in non-cash purchases of property and equipment from the first six months of 2004 to the first six months of 2005 was due to reduced purchases and more favorable pricing.

Our Cisco Capital credit facility is available for borrowing to fund our purchases through December 31, 2005. Upon the consummation of this offering, however, we anticipate repaying all outstanding principal and accrued interest under our credit facility with Cisco Capital and terminating the facility. Thereafter, we will not record non-cash purchases of property and equipment because we will purchase these types of assets for cash entirely.

Our capital expenditures, which include both cash and non-cash purchases of property and equipment, were $28.4 million in 2002, $26.2 million in 2003 and $23.7 million in 2004. Our capital expenditures were $12.5 million and $10.4 million in the first six months of 2004 and 2005, respectively. Our capital expenditures resulted from growth in customers in our existing markets, network additions needed to support our entry into new markets, and enhancements and development costs related to our operational support systems, in order to offer additional applications and services to our customers. We expect that future capital expenditures will continue to be concentrated in these areas and that capital expenditures will be approximately $27.0 million in 2005. We believe that capital efficiency is a key advantage of the IP-based network technology that we employ.

Cash Flows From Financing Activities. Cash flows provided by financing activities decreased $47.0 million in 2003 from $47.9 million in 2002 to $0.9 million in 2003. Cash flows provided by financing activities increased $6.9 million in 2004 from $0.9 million in 2003 to $7.8 million in 2004. Our cash flows used in financing activities were $4.2 million and $5.6 million in the first six months of 2004 and 2005, respectively. The principal components of cash flows provided by financing activities are proceeds from long-term debt and capital leases, repayment of long-term debt and capital leases, proceeds from the issuance of preferred stock offset by financing issuance costs. The increase in cash flows provided by financing activities of $6.9 million from 2003 to 2004 is due to proceeds from the issuance of preferred stock of $16.9 million offset by a decrease in the amount of proceeds from long-term debt of $5.0 million and an increase in the amount of repayment of long-term debt and capital leases of $4.8 million. In December 2004, we sold $17.0 million of Series C preferred stock to our existing Series B preferred stockholders and certain new investors. Under the terms of our Cisco Capital credit facility, as described below, we make monthly borrowings to finance the purchase of property and equipment, and we also make quarterly repayments of principal and interest on the debt. In addition, we have financed the purchase of certain software assets through capital lease arrangements with companies other than Cisco Capital.

The decrease in cash flows provided by financing activities of $47.0 million from 2002 to 2003 is primarily due to the issuance of $42.1 million in Series B preferred stock in 2002, with no corresponding preferred stock issuance in 2003. In addition, our proceeds from the issuance of long-term debt decreased $1.1 million from 2002 to 2003, and our repayment of long-term debt increased $4.6 million from 2002 to 2003.

The increase in cash flows used in financing activities of $1.5 million from the first six months of 2004 to the first six months of 2005 is due to an increase in the amount of repayment of principal on our debt of $1.3 million and a decrease in the amount of proceeds from new borrowings of $0.5 million, offset by an increase of $0.1 million in proceeds from the issuance of common stock arising from increased exercises of stock options and a decrease of $0.2 million in financing issuance costs relating to amendments made to our loan with Cisco Capital and to our Series C preferred stock.

We believe that cash on hand plus cash generated from operating activities and the proceeds from this offering will be sufficient to fund capital expenditures, operating expenses and other cash requirements over the next twelve months. Our long term cash requirements include the capital necessary to fund the next phase of our market expansion, which anticipates launching operations in six additional markets by the end of 2009. Our business plan assumes that cash flow from operating activities of our mature markets will offset the negative cash flow from operating activities and cash flow from financing activities of our six additional markets as they are launched on a staggered basis over the next three years. We intend to adhere to our policy of fully funding all future market expansions in advance and do not anticipate entering markets without having more than sufficient cash on hand to cover projected cash needs.

With the completion of this stock offering, we anticipate fully repaying all existing obligations to Cisco Capital under our credit agreement, thus significantly reducing our overall short-term and long-term commitments.

Financing Arrangements with Cisco Capital. In 2002, we entered into an amended and restated credit agreement with our principal lender Cisco Capital, under which Cisco Capital agreed to provide up to $115.4 million in available credit. This credit facility was subsequently amended to reduce the amount of available credit to $105.4 million. Borrowings under the credit facility become available in increments subject to our satisfaction of certain operational and financial covenants over time. Up to $70.0 million is available for equipment loans through December 31, 2005, of which $57.0 million was borrowed and $43.3 million was outstanding as of June 30, 2005. Up to $19.5 million is available to fund network-related services, such as network installation, provided by Cisco Systems, and certain non-Cisco Systems network equipment through December 31, 2005, of which $15.3 million was borrowed and $11.8 million was outstanding as of June 30, 2005. The aggregate balance of loans to finance Cisco Systems services and non-Cisco Systems network equipment, excluding up to $2.0 million to fund certain types of non-Cisco Systems network equipment, is limited to 25% of outstanding equipment loans. Up to $15.9 million was made available to finance interest expense on the loan during the period of November 1, 2002 through September 30, 2003, of which $10.7 million was borrowed and $7.8 million was outstanding as of June 30, 2005. Total borrowings under the credit facility were $83.1 million, and the amount outstanding was $62.9 million, as of June 30, 2005. The effective interest rate charged on outstanding borrowings at June 30, 2005 was 6.75%.

Our credit facility contains certain quarterly financial covenants, including leverage, interest coverage and capitalization ratios, as well as reporting covenants, for which we have occasionally obtained waivers. We are currently in compliance with all of the covenants under the credit facility.

In connection with our credit facility, we granted to Cisco Capital warrants which will permit Cisco Capital to acquire up to 713,593 shares of our common stock at an exercise price of $0.04 per share and 6,435 shares of our common stock at an exercise price of $3.88 per share. All warrants are exercisable until March 31, 2010.

Commitments. The following table summarizes our long-term commitments as of June 30, 2005, including commitments pursuant to debt agreements and operating lease obligations:

	Payments Due by Period (Dollars in thousands)
Contractual Obligations	Less than 1 Year	1 to 3 Years	3 to 5 years	More than 5 Years	Total
Long-term debt	$13,030	$26,610	$23,284	$—	$62,924
Capital lease obligations	369	195	—	—	564
Operating lease obligations	1,909	5,884	6,107	13,635	27,535
Deferred installation revenues	671	520	—	—	1,191
Anticipated interest payments	3,873	4,962	1,493	—	10,328

Total	$19,852	$38,170	$30,885	$13,635	$102,542

Upon the consummation of this offering, we expect to repay all outstanding principal and accrued and unpaid interest owed under our existing credit facility with Cisco Capital (comprising all of the long-term debt as described in the table above) and terminate the facility.

Stock-Based Compensation

We have generally granted stock options at exercise prices at least equal to the fair value of our common stock on the date of grant. Our compensation committee has responsibility for setting the exercise price for our stock option grants. During our history as a private company, our compensation committee determined our common stock’s fair value based upon the committee’s review and consideration of such factors as: independent external valuation events such as arms-length transactions in our shares; significant business milestones that may have affected the value of our business; and internal valuation estimates based on discounted cash flow analysis of our financial results or other metrics, such as multiples of revenue and adjusted EBITDA.

For options granted during the period before a publicly traded share price for our common stock was available, our compensation committee determined the exercise price of our stock options based upon the following guidelines: each period (monthly before 2005 and quarterly thereafter), the committee would set the exercise price for stock options to be granted that month based on the last independent external valuation event; the committee would review whether significant business milestones that had occurred since the last external valuation event warranted a change in exercise price; and, at least once every six months, the committee would review the exercise price and compare the current price to internal valuation estimates if no independent external valuation information was available.

For options granted during the twelve months preceding June 30, 2005, our compensation committee performed internal valuations that relied principally upon the price at which unrelated third parties purchased our preferred stock in November 2002, July 2004 and December 2004. In the absence of significant business milestones or revised internal valuation estimates, the compensation committee determined that the most recent external valuation event provided the best indicator of fair value. We did not obtain a separate contemporaneous valuation for each grant in the absence of external valuation events, and separate third-party valuations would not have been feasible for each grant.

Our internal valuation estimates relied principally upon the price that unrelated third parties had paid for shares of our stock because our compensation committee determined that then-recent transactions in our preferred stock provided the best available evidence of fair value. In addition, the committee compared this data to valuation estimates using a discounted cash flow method and a guideline public company approach performed as of December 2004.

The discounted cash flow method is an approach commonly used to value business interests that involves estimating the future cash flows of the business and discounting them to their present value. We selected a discount rate based on consideration of the risks inherent in the investment and market rates of return available from alternative investments of similar type and quality. Our cash flow assumptions used in the discounted cash flow method excluded provisions for debt service and reflected the cash flows available to all suppliers of capital (both debt and equity). Accordingly, the discount rate we applied to the cash flow assumptions reflected the return required by all providers of capital. This discount rate represented our weighted average cost of capital, which was calculated by weighting the after-tax required returns on debt and equity by their respective percentages of total capital. The return required by each class of investor reflects the rate of return investors would expect to earn on other investments of equivalent risk. The cost of debt reflected the estimated cost at the time of the internal valuation to obtain long-term debt financing. The cost of equity reflected the required return on equity estimated by the capital asset pricing model. Based on these assumptions, the discount rate used was our weighted average cost of capital, which was estimated at 15.0% to 20.0%. This was the discount rate we used in our discounted cash flow analysis.

In addition, we supplemented the discounted cashflow method using the guideline public company approach, which estimates fair value using earnings or book value multiples derived from the stock price of publicly traded companies engaged in a similar line of business. We accorded less weight to the guideline public company approach due to the difficulty of making direct comparisons between the guideline companies and Cbeyond as a result of differences in financial and operating performance, growth, size, leverage, relative risk, customer base and revenue composition.

After estimating our business enterprise value using the discounted cash flow and guideline public company methods, we adjusted the indicated business enterprise value range for the value of net debt, employee stock options and warrants. A 20% discount was also applied to the resulting equity value to account for the lack of marketability and lack of control of our shares. This internal valuation estimate supplemented, and was consistent with, our determination of fair value based upon the prices that unrelated third parties paid for our shares in July 2004 and December 2004.

Our stock option grants in 2004 and 2005 to date occurred each month from June 2004 through December 2004 and in February 2005. The table below sets forth the number of options issued, the exercise price of the option and the fair value of our common stock at the date of grant during the twelve months ended June 30, 2005.

Month issued	Options issued	Exercise price	Fair value of common
July 2004	11,211	$12.03	$10.75
August 2004	35,825	$12.03	$10.75
September 2004	9,278	$12.03	$10.71
October 2004	7,474	$12.03	$10.71
November 2004	65,722	$12.03	$10.67
December 2004	33,892	$11.83	$10.67
February 2005	597,294	$11.83	$10.67

Other than certain option grants in June 2004 to purchase a total of 27,835 shares of our common stock, the exercise price of the options granted during the foregoing period exceeded the estimated fair value of the underlying common stock. Accordingly, none of these grants resulted in the recognition of compensation expense. In June 2004, option grants for a total of 27,835 underlying shares were granted at an exercise price of $3.88 per share to individuals who had previously been advised that they would receive option grants with an exercise price equal to the purchase price of our Series B preferred stock in November 2002. Based on our internal valuations and contemporaneous data relating to a third-party purchase of shares of our preferred and common stock, we recorded deferred stock compensation of $191,160 for these June 2004 option grants, representing the difference between the fair value of our common stock and the option exercise price at the date of grant. For the options granted in February 2005, we did not obtain a contemporaneous valuation and instead used the most recently performed valuation from December 2004 because our compensation committee believed the December 2004 valuation continued to be the best indicator of fair value for the February 2005 grant.

Since February 2005, we believe that the fair value of our common stock has increased as a result of market considerations, including discussions with the underwriters in this offering, and the increase in value held by the common stockholders that will result from a successful public offering, which includes the conversion of our preferred stock into common stock and thereby eliminates the preferences and rights attributable to the preferred stock. We believe this valuation approach is consistent with valuation methodologies applied to similarly situated companies pursuing an initial public offering. We have not granted options since February 2005 and do not expect to grant additional options prior the completion of this offering.

As of June 30, 2005 we had options to purchase 3,319,774 shares outstanding with a weighted average exercise price of $6.02 per share. Assuming an initial public offering price of $13.50 per share (the mid-point of the range set forth on the cover of this prospectus), we believe these options have a total intrinsic value (defined as the difference between the fair value of the underlying common shares and the exercise price of the options) of approximately $19.4 million for our 2,071,334 vested options and $5.4 million for our 1,248,440 unvested options.

Critical Accounting Policies

We prepare consolidated financial statements in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in our consolidated financial statements and accompanying notes. We believe that of our significant accounting policies, which are described in Note 1 to the consolidated financial statements included herein, the following involved a higher degree of judgment and complexity, and are therefore considered critical. While we have used our best estimates based on the facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period, or changes in the accounting estimates that we used are reasonably likely to occur from period to period which may have a material impact on the presentation of our financial condition and results of operations. Although we believe that our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue Recognition. We recognize revenues when earned. Revenue derived from local voice and data services is billed monthly in advance and deferred until earned at the end of the month. Revenues derived from other telecommunications services, including long distance, excess charges over monthly rate plans and terminating access fees from other carriers, are recognized monthly as services are provided and billed in arrears.

Revenue derived from customer installation and activation, which represented less than 1% of total revenues in 2004, is deferred and amortized over the average estimated customer life of three years on a straight-line basis. Although our historical customer churn rate would indicate approximately a four year average customer life, most of our customers enter a three year contract with us. Due to the length of time we have been operating, the initial term of most of our customer contracts has not yet expired. Accordingly, we do not have sufficient experience to estimate whether the average customer life will in fact exceed the term of the customer contract and use the shorter contract period for purposes of amortizing revenues and costs from customer installation and activation. Related installation and activation costs are deferred only to the extent that revenue is deferred and are amortized on a straight-line basis in proportion to revenue recognized.

Our marketing promotions include various rebates, discounts and customer reimbursements that fall under the scope of EITF Issue No. 00-22, Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future, and EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer. In accordance with these pronouncements, we record any cash or customer credit consideration as a reduction in revenue when earned by the customer. For rebate obligations earned over time, we ratably allocate the cost of honoring the rebates over the underlying rebate period.

Allowance for Doubtful Accounts. We have established an allowance for doubtful accounts through charges to selling, general and administrative expense. The allowance is established based upon the amount we ultimately expect to collect from customers, and is estimated based on a number of factors, including a specific customer’s ability to meet its financial obligations to us, as well as general factors, such as the length of time the receivables are past due, historical collection experience and the general economic environment. Customer accounts are written off against the allowance upon disconnection of the customers’ service, at which time the accounts are deemed to be uncollectible. Generally, customer accounts are considered delinquent and service is disconnected when they are sixty days in arrears from their last payment date. Our allowance for doubtful accounts was $0.8 million, $0.8 million and $1.0 million in 2002, 2003 and 2004, respectively. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, or if economic conditions worsened, additional allowances may be required in the future, which could have a material effect on our consolidated financial statements. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of our expenses could result.

Impairment of Long-Lived Assets. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review long-lived assets for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indication of impairment is present, we compare the asset’s estimated fair value to its carrying amount. If the estimated fair value of the asset is less than the carrying amount of the asset, we record an impairment loss equal to the excess of the asset’s carrying amount over its fair value. The fair value is determined based on valuation techniques such as a comparison to fair values of similar assets or using a discounted cash flow analysis. In 2002, 2003 and 2004, we recorded $1.0 million, $3.9 million and $3.1 million, respectively, of aggregate asset impairment.

Stock-Based Compensation. We account for stock-based compensation using the intrinsic value method prescribed in APB No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and related interpretations. SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, encourages, but does not require, companies to record compensation for stock-based employee compensation plans at fair value. We recognize non-cash compensation expense for stock options by measuring the excess, if any, of the estimated fair value of our common stock at the date of grant over the amount an employee must pay to acquire the stock and amortizing that excess on a straight-line basis over the vesting period of the applicable stock options. Prior to this offering, there has been no public market for our stock and therefore no objective value for our stock. In order to determine stock-based compensation expense, we used estimates of the fair value of our common stock based on independent external valuation events, such as arms-length transactions in our shares, significant business milestones that may have affected the value of our business, and internal valuation estimates based on discounted cash flow analysis of our financial results or other metrics, such as multiples of revenue and adjusted EBITDA. Although we believe that these valuation standards are reasonable and generally accepted methods of estimating fair value, they inherently involve a level of subjectivity and judgment.

Valuation Allowances for Deferred Tax Assets. We have established allowances that we use in connection with valuing expense charges associated with our deferred tax assets. Our valuation allowance for our net deferred tax asset is designed to take into account the uncertainty surrounding the realization of our net operating losses and our other deferred tax assets in the event that we record positive income for income tax purposes. For federal and state tax purposes, our net operating loss carry-forwards could be subject to significant limitations on annual use. To account for this uncertainty we have recorded a valuation allowance for the full amount of our net deferred tax asset. As a result the value of our deferred tax assets on our balance sheet is zero.

Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. SFAS No. 150 is effective for the first interim period beginning after June 15, 2003. Our adoption of this Standard did not have an impact on our financial statements.

In December 2003, the SEC issued SAB No. 104, Revenue Recognition. SAB No. 104 codifies, revises and rescinds certain sections of SAB No. 101 in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have an impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS No. 123(R).

We must adopt SFAS No. 123(R) no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	A modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123(R) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•	A modified retrospective method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We plan to adopt SFAS No. 123(R) on January 1, 2006 and we are still evaluating which methodology we will follow. The impact of adopting SFAS No. 123(R) cannot be predicted at this time because it will depend on the level of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the financial statements.

Quantitative and Qualitative Disclosures About Market Risk

All of our financial instruments that are sensitive to market risk are entered into for purposes other than trading. Our primary market risk exposure is related to our marketable securities. We place our marketable securities investments in instruments that meet high credit quality standards as specified in our investment policy guidelines. Marketable securities invested in a mutual fund were approximately $14.3 million at December 31, 2004. The mutual funds’ assets are comprised primarily of U.S. government securities and instruments based on U.S. government securities with a target duration of approximately two years.

Interest on amounts drawn under our $105.4 million credit facility varies based on LIBOR and our leverage ratio. Based on the $64.4 million outstanding balance as of December 31, 2004, a 1% change in the applicable rate would change the amount of interest paid for 2005 by $0.6 million.

INDUSTRY OVERVIEW

We participate in the communications services industry as a managed services provider. Within the communications industry, we compete primarily in wireline voice and Internet broadband markets and have a presence in markets for web hosting, virtual private network and other enhanced services.

The Market for Communications Services

According to International Data Corporation, or IDC, the U.S. wireline voice and data communications market’s revenues for 2004 were estimated at $215.8 billion, a decline from the market’s total revenues of $221.2 billion in 2003, as a result of increased competition, changes in technology and other factors. The industry is typically segmented by both customer and service type. IDC estimates that businesses accounted for revenues of $118.5 billion in 2004, with the remaining $97.3 billion of revenues representing consumer spending. Of the total business-segment revenue, IDC estimates that small businesses, which it defines as those with fewer than 100 employees, accounted for $47.0 billion of revenues. The wireline market can also be segmented by service type, including local and long distance voice services, data transport and various enhanced services. In 2004, according to IDC, the small business segment accounted for an estimated $25.4 billion in local voice revenue, $12.1 billion in long distance voice revenue, $8.5 billion in value-added data services revenue and $1.0 billion in revenue from access charges and other services.

Telecom Act

Prior to the passage of the Telecommunications Act of 1996, or Telecom Act, the communications industry was dominated by a monopoly local exchange carrier in each region. The Telecom Act brought significant change to the industry, which now generally comprises a few very large incumbent carriers, and many smaller alternative telecommunications carriers. Recently announced mergers, such as the proposed merger of SBC and AT&T, are increasing the trend towards consolidation of the larger carriers.

The primary objective of the Telecom Act was to drive greater value for end-customers through increased competition. Important goals of the Telecom Act included:

•	stimulating facilities-based local competition;

•	encouraging the rapid deployment of broadband services; and

•	enabling innovative service offerings.

The Telecom Act made possible a new era of communications competition by requiring traditional carriers to make unbundled network elements available to alternative carriers at wholesale or discounted rates. New operators could leverage access, transport and switching unbundled network elements to deliver service to customers. Competitive local telephone companies emerged to offer voice, data and Internet services to businesses and consumers in competition with the regional Bell operating companies, other traditional local telephone companies, and interexchange carriers.

Competitive Carriers

Competitive carriers include the traditional cable television companies, utility companies, Internet service providers, providers utilizing VoIP technology and other hybrid service providers offering a range of communications services. Competitive carriers utilize several types of business strategies, deploy various network architectures and serve a range of customers. They can be broadly segmented into two groups:

•	Facilities-based providers. These providers offer service to end users either exclusively or predominantly over their own facilities. Typically, facilities-based providers operate their own switching networks and either build their own facilities or lease last-mile facilities from the traditional local telephone companies. These “last-mile” facilities include connection between the end-user customer’s premises and the serving central office, generally referred to as the local loop, and the facilities between the serving central offices and other central offices that are necessary for the routing of calls through the local network, generally referred to as interoffice transport. The Telecom Act requires that traditional local telephone companies make these local loop and interoffice transport facilities available to competitors on an unbundled basis. These unbundled facilities are offered today by the traditional local telephone companies in accordance with the Telecom Act and include voice-grade and high capacity unbundled network element loops (such as T-1 circuits) and high capacity interoffice transport.

•	Non-facilities-based providers. These providers do not operate their own facilities but instead use the facilities of other providers exclusively. Non-facilities-based providers resell retail service that is offered to them at a wholesale discount and re-brand these services to their end user customers. Resale was contemplated and required by the Telecom Act and allows a competitive carrier rapidly to offer end-to-end service delivery targeted at consumers without owning any facilities. Currently, most non-facilities based carriers purchase a package of services known as the unbundled network element platform from traditional local telephone companies at wholesale prices based on incremental costs.

According to Gartner Research, there were well over 300 competitive carriers by early 2001, but that number dwindled significantly as many of these operators went out of business or dissolved as a result of financial distress and merger and acquisition activity. The first wave of entrants to leverage the Telecom Act faced numerous challenges in implementing successful business strategies. Some of the challenges included significant build-out costs in advance of market penetration that left many with underutilized networks and high debt burdens, no clear cost advantage over the traditional local telephone companies as they deployed similar circuit-switched networks, and operational challenges in selling and provisioning local services.

VoIP Technology and Business Models

VoIP technology enables the convergence of voice and data services onto a single integrated network using technologies that digitize voice communications into IP packets for transport on either private, managed IP networks or over the public Internet. Voice and data traffic is packetized, transported and routed to the desired location using IP addressing. In traditional circuit-switched telephony, a direct connection between the parties on a voice call provides a permanent link for the duration of the communication. This link is a dedicated circuit, and the bandwidth cannot be used for any other purpose during the call. In VoIP telephony, multiple conversations and data services are sent over a single network as separate streams of data packets. VoIP uses the network more efficiently because it combines multiple sets of data over a single integrated network and dynamically allocates available bandwidth according to usage levels.

There are two distinct strategies that carriers adopt in deploying VoIP services:

•	Voice as an application over the public Internet. In this strategy, packets are not identified and prioritized by content and the network operates on a best-efforts basis. These service providers focus primarily on the consumer market. Under this strategy, the quality of voice traffic may not be as high as that delivered by other VoIP carriers or carriers using traditional technologies due to problems such as network reliability and packet loss where a voice packet is misdirected or delayed, resulting in poor voice quality or loss of transmission. We do not use the public Internet to provide local and long distance voice services.

•	Voice over IP networks that are owned and managed by operators. In this strategy, voice traffic travels over a private data network (instead of the public Internet) and receives priority over other types of traffic to produce quality of service that is similar to the traditional circuit-switched network. This is the strategy we use to provide our VoIP services.

VoIP can provide significant benefits to communications service providers compared to traditional circuit-switched networks. Significant benefits include:

Lower Capital Expenditures. VoIP technology enables operators to deploy lower cost voice switching platforms, frequently called softswitches, as opposed to circuit-switch technologies. Softswitches afford significant cost advantages over circuit switches. For example, a network using softswitches uses fewer (and less costly) network elements, requires fewer telecommunications circuits and has lower maintenance costs than a network using circuit-switches. VoIP technology requires fewer network elements because it deploys a single network that transports both voice and data, compared to traditional telephony architecture where multiple networks are deployed. VoIP technology requires only a single network because of its ability to packetize voice and dynamically allocate bandwidth, allowing a converged IP network to have significantly over-subscribed transport resources, which reduces operator requirements to build additional capacity. This is particularly advantageous in last mile facilities, which connect the operator to the end customer. In addition, in a softswitched network, capital expenditures can be success-based, incurred only as the service provider’s customer base grows.

Lower Operating Expenditures. By deploying a single converged network for both voice and data services, the service provider can achieve significant operating efficiencies in provisioning, monitoring and maintaining the network. In the traditional operator environment, service providers must manage separate networks for various voice and data services. Also, the transport efficiency mentioned above requires less leased capacity, as more customers can be served on a given transport circuit.

New Service Offerings. The softswitch architecture underpinning VoIP enables the rapid and cost-effective introduction of new services and features, which can be introduced without changing the existing network. All services are provided over the integrated network, so there is no requirement for additional capacity or modifications to introduce new service offerings. Compared to legacy networks built on proprietary standards and protocols, VoIP networks facilitate the development of new applications because they use open standards and protocols.

Historically, IP networks have had disadvantages in delivering voice services when compared with mature, traditional circuit-switched networks. These disadvantages have included inferior quality of service, limited scalability, reliability and functionality, fewer features and a limited deployment history. Since the early VoIP deployments in the 1990s, service providers and technology manufactures have gained significant operational and development experience with voice on an IP network. As a result, the underlying technology has matured significantly, improving quality, reliability and scalability and broadening the scope of available features.

VoIP Business Models

As VoIP technology has matured over the past decade, service providers have utilized its capabilities to establish business models that vary both in terms of the type of service they deliver and the target end-customer. The following table summarizes selected models that have been deployed from the 1990s through the present:

	Public Internet / Best Efforts		Managed Networks
	Long Distance/ Calling Card VoIP	PC-to-PC/ Broadband VoIP	Cable Broadband VoIP	Private Managed VoIP Networks
Service	Inexpensive long distance calls	Inexpensive voice calls	Integrated VoIP and broadband Internet access	Integrated VoIP, broadband Internet access, enhanced data services

Target Customers	Consumers, wholesale	Consumers, small offices, home offices	Consumers	Businesses

Network	Public Internet	Public Internet	Cable infrastructure	Leased and owned infrastructure

Examples	Net2Phone	Skype/Vonage	Cablevision, Time Warner Cable	Cbeyond

The Market for Managed Network Services

The managed network market encompasses a variety of services ranging from network monitoring, maintenance and customer premises equipment procurement and installation to hosted solutions such as security and IP telephony. Managed network services are delivered over a centrally managed IP platform and over secure broadband connections and include enhanced services such as IP virtual private network, website and intranet hosting, network security, storage, email and instant messaging.

Although small businesses have traditionally developed in-house solutions to many managed network needs, there is a trend towards third-party management. We seek to capitalize on this trend. According to IDC, the primary reasons why small and medium sized businesses use or are considering using managed network services include a reduction in total cost of network operations, improvement of network availability and performance, the lack of appropriate level of IT staffing and security concerns such as business continuity and firewalls.

Small businesses surveyed by Forrester Research use and outsource or plan to use and outsource web hosting (43%), intrusion detection (29%), business continuity / disaster recovery (27%), application hosting (27%), managed voice (26%) and firewalls (22%). Small businesses typically use a local carrier to procure their managed network services.

Web Hosting. According to IDC, in 2004 web hosting revenues in the United States were estimated at $6.1 billion, of which $2.7 billion was generated by small businesses. The United States small business web hosting market is expected to show a compounded annual growth rate of 12.5% for the period from 2003 to 2008 and to reach $4.5 billion by 2008. The major factors fueling growth in the small business segment include increased web site adoption, increased small business spending on growth initiatives and conversion of in-house hosters.

IDC predicts that the percentage of small businesses with web sites will increase from about 46% in 2003 to nearly 66% in 2008, and that 80% of these small businesses will use third parties to host their web sites.

The main reasons for small businesses to outsource web hosting include cost savings, lack of in-house expertise, security and improvement of site performance and stability. In addition, small businesses typically do not have the capital to build a robust data center environment. Competition in this segment is based on service features, pricing and bundling of web hosting services as part of a larger communications or Internet access packages. The key success factors in this market are brand recognition, value-added solutions and strong distribution channels and partnerships.

Virtual Private Network. According to IDC, IP virtual private network revenues for the U.S. reached $12.5 billion in 2004. The U.S. IP virtual private network market is expected to grow at an estimated compounded annual growth rate of 10.8% for the period from 2004 to 2009 and to reach $20.9 billion in revenue in 2009. The main trends driving growth are security enhancements, new features, conversion of do-it-yourself solutions, growth in IP based applications, competitive pricing and increased flexibility compared to legacy alternatives.

Security. According to IDC, worldwide security and vulnerability management software revenues reached $1.2 billion in 2003 and are estimated at $1.5 billion in 2004. According to IDC, revenues in this market are expected to grow at an estimated compounded annual growth rate of 20.3% for the period from 2003 to 2008. Key trends driving demand in the security market include assurance of high uptime for network applications, administrative cost reduction and integration of security with current systems and network management systems.

Storage. According to IDC, storage services spending in the United States reached $11.3 billion in 2004 and is expected to reach $13.9 billion in 2009, or a compounded annual growth rate of 4.3% for the period from 2004 to 2009. Key industry trends include consolidation of storage devices, increasing concern with data overload and subsequent management costs and pressure to meet regulatory compliance regarding data storage in specific applications such as email.

BUSINESS

Overview

We provide managed IP-based communications services to our target market of small businesses in selected large metropolitan areas. Our services include local and long distance voice services, broadband Internet access, email, voicemail, web hosting, secure backup and file sharing and virtual private network. Our voice services are delivered using VoIP technology, and all of our services are delivered over our secure all-IP network, rather than over the best-efforts public Internet. Our network allows us to manage quality of service and achieve network and call reliability comparable to that of traditional phone networks.

We believe our all-IP network platform enables us to deliver an integrated bundle of communications services that may otherwise be unaffordable or impractical for our customers to obtain. We manage all aspects of our service offerings for our customers, including installation, provisioning, monitoring, proactive fault management and billing. We first launched our service in Atlanta in April 2001 and now also operate in Dallas, Denver, Houston and Chicago. We intend to expand into six additional markets by the end of 2009, each of which will be selected from the 25 national markets in which we do not have a presence. Our determination of which cities to expand into is largely dependent on the relevant market conditions at the time of entry.

We reported approximately $113.3 million in revenue in 2004, as compared to $65.5 million in 2003. We reported $16.8 million of adjusted EBITDA, and net losses of $11.5 million, on a consolidated basis in 2004. Our adjusted EBITDA increased from $7.2 million for the six months ended June 30, 2004 to approximately $10.4 million for the six months ended June 30, 2005, and our net losses decreased from approximately $6.3 million to $2.5 million during the same period. We seek to achieve positive adjusted EBITDA, excluding corporate overhead, in our new markets within 18 to 22 months from launch. We first achieved positive adjusted EBITDA in Atlanta, Dallas and Denver within 17 months from launch in each market. Whether we achieve positive adjusted EBITDA in new markets within the same timeframe depends on a number of factors, including the local pricing environment, the competitive landscape and our costs to obtain unbundled network elements from the local telephone companies in each market. As of June 30, 2005, we were providing communications services to 17,435 customer locations.

Our IP/VoIP Network Architecture. We deliver our services over a single all-IP network using T-1 connections. This allows us to provide a wide array of voice and data services, attractive service features (such as real-time online additions and changes), quality of service and network and call reliability comparable to that of traditional telephone networks. Unlike traditional voice-centric circuit switched communications networks, which require separate networks in order to provide voice and data services, we employ a single integrated network, which uses technologies that digitize voice communications into IP packets and converges them with other data services for transport on an IP network. We transmit our customers’ voice and data traffic over our secure private network and do not use the public Internet, which is employed by other VoIP companies such as Vonage and Skype Technologies. Our network design exploits the convergence of voice and data services and we believe requires significantly lower capital expenditures and operating costs compared to traditional service providers using legacy technologies. The integration of our network with our automated front and back office systems allows us to monitor network performance, quickly provision customers and offer our customers the ability to add or change services online, thus reducing our customer care expenses. We believe that our all-IP network and automated support systems enable us to continue to offer new services to our customers in an efficient manner. For example, in the first half of 2006, we expect to leverage the flexibility of our IP network and back-office systems to integrate wireless services with our existing wireline services. We currently have an arrangement with an established national wireless carrier, which will provide the wireless services we will sell to our customers under our own brand when our wireless support processes and systems have become operational.

Our Target Market and Value Proposition. Our target market is businesses with 4 to 200 employees in large metropolitan cities, using five or more phone lines. According to 2005 Dun & Bradstreet data, there are approximately 1.4 million businesses with 5 to 249 employees in the 25 largest markets in the United States. We are currently in five of these markets and plan to launch into six additional markets by the end of 2009.

We provide each of our integrated packages of managed services at a competitively priced, fixed monthly fee. Certain enhanced services are available as optional add-ons, and we charge per- minute fees for long distance telephone usage in excess of included plan minutes. We believe that we provide a differentiated value proposition to our customers, most of which do not have dedicated in-house resources to fully address their communications requirements, and who therefore value the ease of use and comprehensive management that we offer. Our primary competitors, the local telephone companies, do not generally offer packages of similar managed services to our target market. We believe that this value proposition, along with our fixed-length contracts, has been crucial to achieving our historical monthly customer churn rate, which was approximately 1% as of June 30, 2005.

Our Strategy

We intend both to grow our business in our current markets and to replicate our approach in additional markets. To achieve our goal of profitably delivering sophisticated communications tools to small businesses in our current and future markets, we have adopted a strategy with the following principal components:

•	Focus solely on the small-business market in large metropolitan areas. We target small businesses, most of which do not have dedicated in-house resources to address their communications requirements fully and place a high value on customer support. By focusing exclusively on small business customers, we believe we are able to differentiate ourselves from larger service providers and deliver superior service that small business customers value.

•

Offer comprehensive packages of managed IP communications services. We seek to be the single-source provider of our customers’ wireline local and long distance voice services and data communications needs. All of our customers subscribe to one of our integrated BeyondVoice packages of applications. Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus the customer’s choice of either an e-business pack (including our email and web hosting applications) or a communications pack (including our voicemail and other voice-related applications). All of our services are delivered over high-capacity T-1 connections. We do not offer our local and long distance voice services and broadband Internet access applications on an unbundled basis. We offer our services only under fixed-length, flat-rate contracts. We believe that this approach results in high average revenue per customer location and a low customer churn rate. In the first half of 2006, we expect to add wireless voice and data services, including wireless email, wireless synchronization of calendar and contacts and wireless web browsing to our service offerings. We also plan to offer integrated wireless/wireline applications such as unified messaging, one number service and simultaneous ring. These wireless services will only be offered in conjunction with our core BeyondVoice package and we do not plan to offer wireless services on a stand-alone basis. Rather, we expect to provide our customers with a bundled wireless and wireline offering with one bill and shared minutes across their business.

•	Increase penetration of enhanced services to our customer base. We seek to achieve higher revenue and margin per customer, increase customer productivity and satisfaction and reduce customer churn by providing enhanced services in addition to our local and long distance voice services and broadband Internet access applications. As of June 30, 2005, our average customer used a total of 4.6 applications, whether as part of a package or purchased as an additional service. As of June 30, 2005, our customers used enhanced applications such as voicemail services (51% of our customers), email services (45%), web hosting (37%), calling card services (7%), virtual private network (8%), conference calling services (4%), secure backup and fileshare (5%) and BeyondOffice remote connectivity services (5%).

•	Focus sales and marketing resources on achieving significant market penetration. We have chosen to focus our sales and marketing efforts on only five markets to date, believing that this approach allows us to more effectively serve our small business customers and grow market share in these markets. We will continue to deploy a relatively large direct sales force in each of the markets that we enter, in contrast to many of our competitors, who have deployed smaller sales forces in a greater number of markets. We believe that our approach has resulted in our obtaining market share, and therefore profitability, at a faster rate and better financial results than would have resulted from an approach that emphasized having a sales presence in more markets.

•	Replicate our business model in new markets. We currently operate in five markets and intend to expand into six additional markets by the end of 2009. Each time we expand into a new market, we adhere to the same process for choosing, preparing, launching and operating in those markets. In launching our business in each new market, we use the same disciplined financial and operational reporting system to enable us to closely monitor our costs, market penetration and provisioning of customers and maintain consistent standards across all of our markets.

Our Strengths

Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency. We believe we benefit from the following strengths:

•	Our all-IP network. We are able to provide a wide range of enhanced communications services in a cost-efficient manner over a single network, in contrast to traditional communications providers, which may require separate, incremental networks or substantial network upgrades in order to support similar services. Our all-IP network architecture allows us to provide a comprehensive package of managed communications services including VoIP, with high network reliability and high quality of service.

•	Capital efficiency. We believe that our business approach requires lower capital and operating expenditures to bring our markets to positive cash flow compared to communications carriers using legacy technologies and operating processes. In addition, our deployment of capital is largely success-based, meaning we incur incremental capital only as our customer base grows. Historically, in the first year of a new market launch, approximately 60% of our network capital expenditures have been success-based and, thereafter, approximately 85% of our network capital expenditures have been success-based.

•	Our automated and integrated business processes. We believe that the combination of our disciplined approach to sales, installation and service together with our automated business processes allow us to streamline our operations and maintain low operating costs. Our front and back office systems are highly automated and are integrated to synchronize multiple tasks, including installation, billing and customer care. We believe this allows us to lower our customer service costs, efficiently monitor the performance of our network and provide automated and responsive customer support.

•	Our highly regimented but personalized sales model. We believe we have a distinctive approach to recruiting, training and deploying our direct sales representatives, which ensures a uniform sales culture and an effective means of acquiring new customers. Our direct sales representatives follow a disciplined daily schedule and meet face-to-face with customers each day as part of a transaction-oriented but personalized and consultative selling process.

•	Our experienced management team with focus on operating excellence. Our senior management team has substantial industry experience. Our top three executive officers have an average of 20 years of experience in the communications industry and have worked at a broad range of communications companies, both at startups and mature businesses, including local telephone companies, long distance carriers, competitive carriers, web hosting companies, Internet and data providers and wireless communications providers.

•	Our strong balance sheet and liquidity position. We have a strong balance sheet with over $44.1 million in cash and investments and no debt after giving effect to this offering assuming an initial public offering price of $13.50 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus. We believe that the net proceeds from this offering, together with revenues from operations and cash on hand, will be sufficient to fund our capital expenditures and operating expenses, including those related to our current plans to expand into six additional markets by the end of 2009.

We believe our strategies and strengths have contributed to our financial and operating performance, including high revenue growth, attractive average revenue per customer location and low customer churn.

Our Customers

We are targeting entrepreneurial-class businesses, or those with 4 to 200 employees in certain of the 25 largest metropolitan markets in the United States. According to 2005 Dun & Bradstreet data, there are approximately 1.4 million businesses with 5 to 249 employees in the 25 largest markets in the United States. We are focusing on these markets because of their high concentration of small businesses. We believe that pursuing these markets will allow us to maximize the resources we can apply by operating in the densest areas of small business in the United States. As of June 30, 2005, we were providing communications services to 17,435 customer locations and had processed over 3.0 billion VoIP minutes since our inception.

The majority of our target customers currently receive communications services from local telephone companies, and many of these businesses have more than one provider for the basic services of local and long distance voice services and Internet access. These businesses, in most cases, do not receive the focus and personalized attention that larger enterprises enjoy and often lag behind larger businesses in the adoption of productivity-enhancing and cost-effective service offerings.

The small businesses we target typically lack affordable access to a T-1 broadband connection and typically do not have dedicated in-house resources to manage their communications needs. Approximately 75% of our customer base uses 5 to 8 local voice lines, although the larger size customers in our range represent an increasing percentage of the total. Because we focus solely on small businesses, no single customer or group of customers represents a significant percentage of our customer base or revenues. Similarly, no single vertical customer segment represents a significant percentage of our base. Legal offices, physicians and architecture firms each make up greater than 10% of our customer base, while other services-related segments such as retail, real estate, banking and accounting firms each comprise 7% to 10% of our customer base. Other sectors such as insurance, not-for-profits, consulting and software development firms are also represented. We believe that small businesses look for the following characteristics in choosing a service provider: competitive pricing, focus on small-business solutions, dedicated customer care, a simplified, single bill and comprehensive service management.

Our Managed Service Offerings

Integrated Service Offerings

We offer integrated managed communications services through our BeyondVoice packages, which are provided over one to three dedicated T-1 connections. The BeyondVoice packages are essentially one basic product in four sizes, depending on the customer’s size and need for bandwidth:

	BeyondVoice I	BeyondVoice II	BeyondVoice II Plus	BeyondVoice III
Customer profile	Businesses with 5 to 14 lines (typically 4 to 30 employees)	Businesses with 15 to 24 lines (typically 30 to 100 employees)	Businesses with 15 to 24 lines (typically 30 to 100 employees with high bandwidth needs)	Businesses with 36 to 48 lines (typically 100 to 200 employees with high bandwidth needs)

Broadband connection	One dedicated T-1 connection	Two dedicated T-1 connections	Two dedicated T-1 connections	Three dedicated T-1 connections

Number of voice lines	5	15	24	36

Included local minutes per month	Unlimited	Unlimited	Unlimited	Unlimited

Included domestic long distance minutes per month	1,500	3,000	6,000	9,000

Internet access	Speed up to 1.5 Mbps; unlimited monthly usage	Speed up to 2.0 Mbps; unlimited monthly usage	Speed up to 3.0 Mbps; unlimited monthly usage	Speed up to 4.5 Mbps; unlimited monthly usage

Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus the customer’s choice of either an e-business pack (including our email and web hosting applications) or a communications pack (including our voicemail and other voice-related applications). The local and long distance voice services in our BeyondVoice packages include enhanced 911 services, which are comparable to the 911 services offered over traditional telephone networks, and business class features, which include call forwarding, call hunting, call transfer, call waiting, caller ID and three-way calling.

Enhanced Services

In addition to the applications offered in our BeyondVoice packages, we currently offer other services which include secure backup and file share, virtual private network, calling cards,

conference calling, 800 numbers and other voice features. In the future, we plan to offer other applications, such as network security, calendar share, fax to email and secure desktop. Our enhanced services are sold on an a la carte basis to subscribers of our BeyondVoice bundled packages.

Sales and Marketing

Overview

Our sales force targets small businesses that have 4 to 200 employees and 5 or more phone lines. We believe that the traditional local telephone companies have not concentrated their sales and marketing efforts on this business segment. Our direct sales representatives meet face-to-face with customers each day as part of a transaction-oriented but personalized and consultative selling process. We adhere to the same sales and operating procedures in every market we enter. We track the performance of our sales team by maintaining detailed activity measurements in each of our markets.

We offer our customers a comprehensive communications solution that is simplified into four BeyondVoice packages sold at fixed, predetermined prices. We permit our sales people to sell only our offered packages and do not allow them to make discounted sales or alter the BeyondVoice packages (other than to add enhanced services or in connection with company-wide promotions). We believe that value is the primary motivating factor for our customers. We believe that our commitment to offering integrated packages of services helps to simplify the entry of orders into our automated provisioning and installation process. Through our strategy of offering bundled services, we seek to become the single-source provider of our customers’ wireline communications services. We believe these factors contribute to our low customer churn rate.

Sales Channels

Direct Sales. The cornerstone of our sales efforts is our direct sales force. At June 30, 2005, we employed 272 direct sales representatives and 75% of our sales resulted from our direct sales efforts.

We believe we have a distinctive approach to recruiting and training our direct sales representatives which ensures a uniform sales approach and a consistent measure of revenue targets. We typically recruit individuals without prior telecommunications sales experience so that we can exclusively provide all of their formal training. The ongoing nature of our training is an essential part of our business strategy. We require our sales personnel to maintain a regimented daily schedule of training, appointment setting and face-to-face meetings with customers, resulting in a transaction-oriented, but personalized and consultative selling process.

A substantial part of the compensation for our sales force is based on commission. We reinforce our clear expectations of success through a system of increasing quotas and advancement for those who succeed. We promote from within and develop our own sales management talent from promising sales representatives, who have the opportunity to advance as we grow.

Inside Sales. In 2004 we established an inside sales group in order to respond to web-based and telephone inquiries from customer prospects. In addition to telephone-based sales to these prospects, the inside sales group evaluates and forwards potential customer prospects to our direct sales representatives and sells additional applications to our existing customers. At June 30, 2005 we employed 8 inside sales representatives and our inside sales group accounted for approximately 5% of our sales.

Indirect Sales. We supplement our direct sales force and our inside sales force with our channel partners, who leverage their preexisting business relationships with the customer and act as sales agents for us. The channel partners include value-added resellers, local area network consultants and other IT and telecommunications consultants to small businesses. As compensation for their services, our channel partners receive ongoing residual payments on their sales. At June 30, 2005 we employed 14 indirect sales representatives and our channel partners contributed approximately 20% of our sales.

Referrals Program

We believe we are building a culture of referrals that benefits both our direct and indirect selling efforts. We obtain approximately 30% of our new customers from our referral program through our current base of customers and through our referral partners. Our customers and referral partners are eligible to receive a one-time referral credit for each new customer they refer.

Marketing and Advertising

We focus our marketing resources on our direct and indirect sales efforts and programs that support those efforts. We market ourselves as “the last communications company a small business will ever need.” We have launched a focused marketing campaign of targeted direct mail, print and online media but have not committed our resources to traditional brand advertising. Our marketing expenses for the year ended December 31, 2004 were $1.0 million.

Operations

Once a customer is signed, we believe we provide a highly differentiated customer experience in each aspect of the service relationship. Our automated and optimized business processes are designed to provide rapid and reliable installation, accurate billing and responsive, 24x7 care and support using both web-enabled and human resources.

Installation

We employ a team of service coordinators in each of our markets to handle the order entry and customer installation process. A centralized circuit provisioning and customer activation group takes responsibility for ensuring that T-1 circuits from the local telephone company to the customer’s location are provisioned correctly and on time, together with local number portability and the appropriate features and applications ordered by the customer. We seek to provision our BeyondVoice I customers within 30 calendar days, our BeyondVoice II and BeyondVoice II Plus customers within 40 calendar days and our BeyondVoice III customers within 60 calendar days. Our automated processes allow us to reduce the time and human intervention necessary to fill our circuit orders with the local telephone company. Currently, a majority of all circuit orders receive a firm order commitment from the local telephone company with no human intervention in less than twelve hours from submission. Once an order is submitted, an outsourced technician is dispatched to the customer’s location to install the integrated access device, connecting the customer’s equipment to our network, and to activate and test the services. After installation of the integrated access device, new services added by the customer will work with the customer’s existing equipment and require no further equipment changes or capital expenditures.

Billing

We bill all of our customers online via email. Full billing detail and analytical capabilities are available to our customers on the web through our Cbeyond Online website. We do not send any paper bills. In addition, over 30% of our customers pay us online, either via credit card, electronic funds transfer, or automatic account debit. During 2004, on average, our days sales outstanding, which relates outstanding receivables to the number of days of revenue, was 16. Approximately 85% of our customer bills are paid on time or within 30 days of being overdue. Because we employ flat-rate billing in advance, customers are able to budget their costs, billing is simplified and errors are kept to a minimum. Because billing-related calls are often the largest percentage of calls into customer care among communications service providers, our approach to billing greatly reduces the amount of resources needed in our customer care organization. Moreover, our automated systems enable us to easily disconnect and reconnect our services, which assists us in effectively collecting unpaid bills.

Customer Care and Cbeyond Online

We offer our customers 24x7 support through live access to dedicated care representatives and through online resources. Although customers can choose to speak with one of our Cbeyond representatives on a real-time basis, Cbeyond Online has become our primary channel for customer care.

We offer a broad range of capabilities online, including functions allowing customers to:

•	review their requested services and accept their installation (for new customers);

•	view, pay and analyze their bills;

•	view and modify their services and account features;

•	view and modify account information;

•	research products and troubleshoot issues using the section of our web site devoted to frequently asked questions, which we call our Find-It-Fast knowledge base; and

•	submit requests for account changes.

Since we completed our comprehensive upgrade of Cbeyond Online in 2003, call center service requests per customer have decreased. As we have grown, our care costs per customer have also decreased. Automated care and support have provided another key point of differentiation for our customers, one that simultaneously empowers the customer and increases our operational efficiency.

Underpinning our care and support operations is a network that provides our customers with reliable and high quality service. Our network operations group manages and tracks network performance. We have deployed state-of-the-art network monitoring and diagnostic tools to provide our care representatives and network operations center personnel with real-time insight into problem areas and the information needed to address them.

Our All-IP Network Architecture

We deliver our services over a single all-IP network using T-1 connections to connect customers to our network. This allows us to provide a wide array of voice and data services, attractive service features (such as real-time online adds and changes), and network reliability and call quality comparable to that of traditional telephone networks. Unlike traditional voice-centric circuit-switched communications networks, we employ a single integrated network using technologies that digitize voice communications into IP packets and converge them with other data services for transport on an IP network. We transmit our customers’ voice traffic over our secure private network and do not rely on the best efforts public Internet. Our network design exploits the convergence of voice and data services and requires significantly lower capital expenditures and operating costs compared to traditional service providers using legacy technologies. The integration of our network with our automated front and back office systems allows us to monitor network performance, quickly provision customers and offer our customers the ability to add or change services online, thus reducing our customer care expenses. We believe that our all-IP network and automated support systems enable us to continue to offer new services to our customers in an efficient manner.

There are two distinct strategies that carriers adopt in deploying VoIP services:

•	Voice as an application over the public Internet. Because calls are carried over the public Internet and not over a private network such as ours, service is often provided on a best-efforts basis. These service providers focus mainly on the consumer market. We believe that these offerings may lack the call quality, network reliability, security and service features that business customers require.

•	Our managed IP network. We have deployed an all-IP network over which voice calls primarily travel over a managed IP connection as opposed to the public Internet. This approach allows us to deliver quality of service similar to the quality of a public switched telephone network. In our model, voice is an application over a private data network.

In addition, some equipment makers have focused their VoIP efforts in the area of selling VoIP-enabled customer premises equipment, including private branch exchanges and desktop phones, to commercial users who wish to take advantage of this equipment’s intelligent features and cost-saving capabilities. To date, the large enterprise segment has been the primary adopter of VoIP customer premises equipment, and most of our customers continue to use legacy analog customer premises equipment with our IP network services. We have not focused on VoIP customer premises equipment to date because we believe that tying the sale of our services to the adoption of new customer premises equipment will tend to slow the volume of sales, since we believe that most small businesses would prefer to defer expensive equipment upgrades. In early 2005 we began technical trials of our BeyondVoice with Session Internet Protocol connect offering, which gives customers the ability to directly interconnect their Session Internet Protocol-enabled IP private branch exchanges with our Session Internet Protocol-enabled IP network. SIP is a communications industry standard that brings a variety of intelligent and convenient features and functionality to communications software and equipment. As the prices of VoIP customer premises equipment decrease and demand for the equipment increases among small businesses in the future, we expect to begin offering services that complement the demand and deployment of this equipment by our customers.

The main advantage of our IP network architecture is its low cost structure relative to traditional circuit-switched networks. Our more efficient single-network approach enables us, relative to the historical experiences of legacy carriers, to:

•	buy fewer network components (and at lower cost);

•	lease fewer telecommunications circuits;

•	employ fewer staff;

•	rent less colocation space;

•	incur lower maintenance costs; and

•	integrate fewer support systems.

Legacy competitive carriers often manage numerous overlapping and interconnected network technologies to provide the package of services that we provide on our single all-IP network. Legacy network architectures can include: a circuit-switched local or long distance voice network, digital subscriber line, IP and frame relay data transmission networks, and asynchronous transfer mode and synchronous optical network intracity transport networks. These different legacy networks generally require the expense and complexity of dedicated circuits and network transmission and monitoring equipment. We believe that we benefit from the efficiency of being able to provide all our services over a single network.

The following diagram illustrates the high level components of our communications network:

A call placed over our all-IP network typically operates in the following manner:

•	the call travels from the customer’s telephone equipment (A), typically a legacy time-division multiplexing system or private branch exchange, to our integrated access device (B) installed at the customer’s premise;

•	the integrated access device (B) converts the analog voice call into packets of data using Internet protocol;

•	these packets of data are sent from the integrated access device (B) via one of two types of dedicated T-1 connection:

•	over an unbundled network element loop T-1 line (C-1) to our T-1 aggregation router (D), colocated at a local telephone company’s central office, which concentrates the traffic and sends it over a dedicated DS-3 circuit (E) to our colocation aggregation router (F); or

•	over an enhanced extended link T-1 line (C-2), which connects directly to our colocation aggregation router at the city tandem colocation center (F);

•	the colocation aggregation router (F) located in leased space in the city tandem colocation center routes the data to the trunking gateway (G);

•	the trunking gateway (G), which is also located in leased space in the city tandem colocation center, converts the packets back into analog signal and sends the call into the public switched telephone network public switched telephone network (H), for delivery to the intended recipient; and

•	the call routing that takes place in the city tandem colocation center is directed by our softswitch (I), which operates as a call agent and is a central component of our IP network.

Our softswitch is a primary component of our IP network. A softswitch is a sophisticated set of software code residing on compact, and relatively low cost, servers. In contrast to circuit-switches employed by legacy service providers with their large upfront investment and significant space requirements, softswitches require relatively small upfront investment and minimal space. The softswitch, located remotely at our own data center location, handles call control and routing, providing the intelligent core of the network; voice traffic is never actually routed through the softswitch. In addition, the service capabilities, or business class features, reside in the softswitch and are imparted to specific users through the network. We generally employ dedicated softswitches for each of our markets, although the technology does not require that the softswitches reside physically in the markets they serve, affording us further space economies. In the future we believe our softswitch infrastructure will evolve to become distributed in design, and a combination of systems may serve one or more markets.

Local calls enter the public switched telephone network via the trunking gateway and are usually terminated by the local telephone company at no charge to us under the “bill and keep” arrangement of our interconnection agreement. See “Government Regulation.” Long distance calls are handed off to an interexchange carrier, or long distance carrier, by the trunking gateway for termination at a remote city. We currently have agreements in place with Global Crossing and MCI to act as long distance carriers for our voice traffic. The interexchange carriers charge us on a per-minute basis for traffic we send them, and they embed the terminating access fees they pay to local telephone companies as part of our rates. We believe that, in the future, we may be able to hand off long distance traffic to interexchange carriers in the form of VoIP traffic, which, depending on regulatory developments, may allow us to reduce the rates we pay for long distance by the amount of the terminating access fees. Long distance carriage is a commodity service with multiple quality providers competing with relatively undifferentiated services, and we have been able to take advantage of steadily decreasing rates.

In addition to voice traffic, we carry broadband Internet traffic from the customer’s personal computer to the integrated access device and out to our network in the same manner as voice traffic. When the data packets reach a gateway router, they are handed off to an Internet transit provider, such as Level(3) Communications or MCI, under contract with us, for routing over the public Internet.

One of the benefits of our IP network is the ability to integrate voice and data packets seamlessly. Bandwidth for voice is dynamically allocated, which allows the customer to enjoy full access to the 1.5 Mbps of bandwidth a T-1 connection affords when no voice traffic is present on the access circuit. When a customer activates a voice line, the allocated bandwidth automatically adjusts to allow the caller the amount of the T-1 connection needed to process his call. Since legacy time-division multiplexing service providers must dedicate fixed portions of their customer circuits to voice and data, they are unable to employ dynamic bandwidth allocation. This feature allows us to provide increased speed and performance to our customers in their Internet usage while assuring high quality voice service.

We organize our network into three groupings of equipment and circuits for purposes of network management and quality measurement:

•	the core network, which is located in our data centers and primarily comprises softswitches, backbone routers and media and feature servers;

•	the distribution network, which includes colocation equipment such as T-1 aggregation routers and trunking gateways, as well as DS-3 transport circuits; and

•	the access network, which comprises the T-1 local loops and integrated access devices that connect customers’ equipment to our extended network.

Our software monitors network quality and tracks potential problems by monitoring each of these network groupings.

The largest single monthly expense associated with our network is the cost of leasing T-1 circuits to connect to our customers. We lease T-1s primarily from the local telephone companies on a wholesale basis using unbundled network element loops or enhanced extended loops. An enhanced extended link consists of a T-1 loop connected to the unbundled interoffice transport unbundled network element. This allows us to obtain the functionality of a T-1 loop without the need for colocation in the local telephone company’s serving office. We are able to take advantage of T-1 unbundled network element loop and enhanced extended links and the associated cost-based pricing of each because we meet certain qualifying criteria established by the FCC for use of these services and because we have built the processes and systems to take advantage of these wholesale circuits, in contrast to many competitive carriers, which lease T-1 circuits under special access, or retail, pricing. See “Government Regulation.”

We employ these wholesale T-1 circuits as follows:

•	Unbundled network element loops. An unbundled network element loop is the facility that extends from the customer’s premises to our equipment colocated in the local exchange company end-office that serves that customer location. We employ unbundled network element loops when we have a colocation in the central office that serves a customer. We use high-capacity T-1 unbundled loops to serve our customers.

•	Enhanced extended links. An enhanced extended link is a combination of an unbundled T-1 loop and an associated transport element that are joined together by the local telephone company at the end-office serving the customer location. This allows us to obtain access to customer premises without having a colocation at the serving central office. The current FCC rules require local telephone companies to provide T-1 enhanced extended links to carriers subject to certain local use criteria, which we meet.

Approximately half of our circuits are provisioned using unbundled network element loops and half using enhanced extended links. Our monthly expenses are significantly less when using unbundled network element loops rather than enhanced extended links, but unbundled network element loops require us to incur the capital expenditures of central office colocation equipment. We lease DS-3 circuits from local telephone companies or competitive carriers to carry traffic from the end-office colocation to our equipment in a tandem wire center colocation. We install central office colocation equipment in those central offices having the densest concentration of small businesses. We usually launch a market with several colocations and add colocations as the business grows. For example, in Atlanta, our most mature market, we currently have 15 colocations.

Our VoIP technology allows us to concentrate approximately five times as many T-1 circuits onto our DS-3 transport circuits as legacy time-division multiplexing providers. Specifically, we can dynamically allocate available transport bandwidth and can converge and mix voice and data traffic on the network, which offers us significant cost savings.

Our software-based VoIP architecture also provides the flexibility to add services and change features quickly, in contrast to legacy providers whose systems have historically required them to make time consuming physical moves, adds and changes. We believe that our all-IP, private network is optimized to deliver services in an efficient, flexible and cost-effective manner.

Front and Back Office Systems Architecture

We have combined our streamlined business processes with best-in-class commercial software packages that we have integrated to create a platform for delivery of our automated front and back office systems. We believe that the integration of our IP network with our front and back office platform supports an efficient cost structure.

These are the cornerstones of our IT strategy:

•	deploying commercial software applications and making use of application service providers instead of building our own custom software;

•	operating a single customer facing system tightly integrated with back office provisioning, activation and billing systems;

•	using automated and web interfaces to extend our business processes to customers and partners; and

•	embedding business process management throughout our front and back office platform.

We believe that the software packages we have deployed are scalable, based on successful implementation and operation of such software packages by much larger enterprises with greater volumes of transactions. In addition, they can be customized by the incorporation of our specially tailored business processes. We enjoy the advantages of third-party maintenance and updates from companies with substantial research and development staffs.

Underlying our entire front and back office systems architecture is a comprehensive set of enterprise application integration code, with Siebel workflow and standard messaging and communications tools handling the majority of the interfaces.

Our front office systems consist of:

•	Customer relationship management. We use Siebel’s customer relationship management software to handle sales order entry and management, commissions, customer care, field service functions, integrated access device management and channel partner relationship management.

•	Online customer self-service. Our web-enabled customer self-service capabilities are primarily handled through a commercially available software system that manages our electronic bill presentment and payment functions, customer care requests and account and service management.

Our back office systems consist of:

•	Provisioning. We use an application service provider to conduct our gateway with local telephone companies and electronic bonding activities, including circuit orders and local number portability.

•	Activation. We have licensed software that handles our network inventory and activation functions, and we have an outsourcing arrangement with a third party to provide telephone number inventory functions.

•	Billing. Billing and payment processing are conducted through software we have licensed, and we handle billing mediation functions through other licensed software.

Relationship with Cisco Systems

Cisco Systems supplies our VoIP network technology. When we began our business in 2000, we evaluated a number of softswitch technologies and VoIP platforms. As a result, we determined that Cisco Systems’ softswitch represented the most advanced softswitch for our needs, incorporating business class features that business users require with a higher degree of reliability and sophistication than other competing technologies. In addition, we chose a single-vendor solution in an effort to mitigate the risk of integrating equipment from multiple vendors in a relatively new technology.

We have enjoyed a strategic relationship with Cisco Systems. We have benefited from being the first significant installment of Cisco Systems’ voice solution as the primary architecture in a communications service provider and, accordingly, have been able to influence the development and refinement of Cisco Systems’ VoIP technology. In addition to the technical relationship, we have also enjoyed marketing and other business advantages from our relationship with Cisco Systems.

In addition, Cisco Systems has, through its affiliate Cisco Capital, extended vendor financing to us for the equipment and services we purchase from them, as well as certain network-related expenditures with non-competing third party providers. Although we have continued to purchase only Cisco Systems network components to date, we believe that the risk of integrating competing products has greatly diminished, and we will deploy those products with the best combination of price and performance going forward, whether from Cisco Systems or competing manufacturers.

Competition

As a managed services provider in the communications industry, we broadly compete with companies that could provide both voice and enhanced services to small businesses in our markets.

As a provider of voice services, our primary competitors are the traditional local phone companies: BellSouth Corp. in Atlanta, Qwest Communications International, Inc. in Denver and SBC Communications, Inc. in Dallas, Houston and Chicago. Based on information provided by our customers at the time of activation, over two-thirds of our customers used a traditional local telephone company for local telephone service prior to signing with us, and the remainder used competitive local telephone companies. Many of our customers used multiple vendors for local and long distance voice services and broadband Internet access and have enjoyed the convenience of a sole-sourced service since signing with us. In addition to the local telephone companies, we compete with other competitive carriers in each of our markets. These competitive carriers include XO Communications, Inc., NuVox Communications, USLEC Corp., McLeod USA, Inc., ICG Communications, Inc., Eschelon Telecom, Inc., Birch Telecom and ITC^Deltacom, Inc., among many others. Covad Communications began offering IP-based voice services to business customers in 2004, following its purchase of GoBeam, Inc., a wholesale provider of VoIP services. Covad operates in all of our markets. We believe that in the future many of our communications competitors could adopt the use of VoIP technology similar to ours.

Furthermore, there are other providers using VoIP technology, such as Vonage Holdings Corp., Skype Technologies SA, deltathree, Inc. and 8x8, Inc., which offer service using the public Internet to access their customers. We do not currently view these companies as our direct competitors because they primarily serve the consumer market and businesses with fewer than four lines. Certain cable television companies, such as Cox Communications, Inc., Comcast Cable Communications, Inc., TimeWarner Cable, Inc. and Cablevision Systems Corp., have deployed VoIP primarily to address consumers and to compete better against local telephone companies for residential customers, although each of these companies does offer packaged services to small business customers. Certain other VoIP-based companies, such as Net2Phone, Inc., have built a business model based on wholesale VoIP services to cable companies that do not wish to develop or operate completely their own VoIP services. We do not view Net2Phone and other VoIP wholesalers as competitors, given their consumer focus. We expect that, in the future, other companies may be formed to take advantage of our VoIP-based business model. Existing companies may also expand their focus in the future to target small business customers. In addition, certain utility companies have begun experimenting with delivering voice and high speed data services over power lines.

History

We incorporated in March 2000 as Egility Communications, Inc. and changed our name in April 2000 to Cbeyond Communications, Inc. In November 2002, we recapitalized by merging the limited liability company that served as our holding company into Cbeyond Communications, Inc., the surviving entity in the merger. Cbeyond Communications, Inc. now serves as a holding company for our subsidiaries and directly owns all of the equity interests of our operating company, Cbeyond Communications, LLC.

Intellectual Property

We do not own any patent registrations, applications, or licenses. We maintain and protect trade secrets, know-how and other proprietary information regarding many of our business processes and related systems. We also hold several federal trademark registrations, including:

•	Cbeyond Communications®;

•	BeyondVoice®;

•	BeyondOffice®; and

•	The last communications company a small business will ever need.®

Employees

At June 30, 2005, we had 665 employees. None of our employees are represented by labor unions. We believe that relations with our employees are good.

Properties

We lease a 59,415 square-foot facility for our corporate headquarters in Atlanta. We also lease data center facilities in Atlanta and in Dallas as well as sales office facilities in each of our markets outside of Atlanta. Our total rental expenses in 2004 were approximately $0.5 million for our colocation and data center facilities and approximately $1.7 million for our offices. We do not own any real estate. Our management believes that our properties, taken as a whole, are in good operating condition and are suitable for our business operations. As we expand our business into new markets, we expect to lease additional data center facilities and sales office facilities.

Legal Proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no litigation pending that could have a material adverse effect on our results of operations and financial condition.

GOVERNMENT REGULATION

Overview

Our communications services business is subject to varying degrees of federal, state and local regulation. We have chosen to operate as a common carrier and therefore are voluntarily subject to the jurisdiction of both federal and state regulatory agencies, which have the authority to review our prices, terms and conditions of service. The regulatory agencies exercise minimal control over our prices and services, but do impose various obligations such as reporting, payment of fees and compliance with consumer protection and public safety requirements. In contrast to other VoIP-based carriers, we have elected to operate as a common carrier and our business does not rely on favorable regulatory treatment for VoIP-based carriers in particular.

We operate as a facilities-based carrier and have received all necessary state and FCC authorizations to do so. Unlike resale carriers, we do not rely upon access to incumbent local exchange carrier switching facilities or capabilities and have not relied on the FCC’s former unbundled network element platform, or “UNE Platform” or “UNE-P” rules. As a facilities-based carrier, we have undertaken a variety of regulatory obligations, including (for example) providing access to emergency 911 systems, permitting law enforcement officials access to our network upon proper authorization, contributing to the cost of the FCC’s universal service program and making our services accessible to persons with disabilities.

By operating as a common carrier, we also benefit from certain legal rights established by federal legislation, especially the Telecom Act, which gives us and other competitive entrants the right to interconnect to the networks of incumbent telephone companies and access to elements of their networks on an unbundled basis. These rights are not available to those VoIP providers who do not operate as common carriers. We have used these rights to gain interconnection with the incumbent telephone companies and to purchase selected UNEs at wholesale prices, especially T-1 loop UNEs that provide us access to our customers’ premises.

The FCC and state regulators are considering a variety of issues that may result in changes in the regulatory environment in which we operate our business. However, the FCC’s August 2003 “Triennial Review Order,” discussed below, maintained the general framework of regulation that allows us to purchase the UNEs that we buy. In addition, some of these changes may affect our competitors differently than us. For example, the FCC’s recent elimination of the UNE-P rules (as discussed in more detail below) will affect resale carriers that seek to compete against us, but will not affect us because we do not rely on UNE-P. Changes in the universal service fund may affect the fees we are required to pay to contribute to funding this program, but since we and our competitors generally pass these fees through to customers, we expect any changes to have minimal competitive effect. Similarly, we do not expect changes in inter-carrier compensation rules to have a material effect on us, because we derive the vast majority of our revenues directly from our customers, rather than from other carriers. We do not collect reciprocal compensation for termination of local calls, and we derive relatively little revenue from access charges for origination and termination of long distance calls over our network. In addition, reviews by state public service commissions have recently resulted in rate reductions for the circuits we lease in Colorado, Georgia and Texas.

The FCC is also considering adopting new regulations governing VoIP services. Although we use VoIP technology extensively in our network, we currently expect these rules to have more impact on service providers who do not currently operate as common carriers. For example, the FCC may make these providers subject to some obligations (like universal service contributions and access for persons with disabilities) that we have already undertaken to fulfill. The FCC recently has adopted new rules that require “interconnected VoIP providers” to enable all customers to access 911 emergency services and to provide certain capabilities for the monitoring of communications by properly-authorized law enforcement agencies. We believe that these rules will affect potential competitors more than they do us, because we already provide 911 access and law enforcement access capabilities in compliance with the requirements that apply to common carriers.

Although the nature and effects of governmental regulation are not predictable with certainty, we believe that the FCC is unlikely to enact rules that extinguish our basic right or ability to compete in the telecommunications markets and that any rule changes that affect us will continue to be accompanied by transition periods sufficient to allow us to adjust our business practices accordingly. The following sections describe in more detail the regulatory developments described above and other regulatory matters that may affect our business.

Regulatory Framework

Our business relies heavily on the use of T-1 unbundled network element loops and enhanced extended links that include T-1 loop components, for access to customer premises. Our existing strategy is based on FCC rules that require incumbent local exchange carriers to provide us these elements at favorable prices. As a result of a recent court decision, the FCC issued new rules, which became effective on March 11, 2005, limiting the obligation of incumbent local exchange carriers to provide certain elements at cost-based prices. Some portions of the new FCC rules do not affect us, such as rules eliminating unbundled circuit switching, used by UNE-P providers. The new rules require incumbent local exchange carriers to continue providing T-1 unbundled network element loops, which is the element we rely upon most heavily for access to customer premises, in most situations, but with exceptions for loops served out of high-traffic central offices. This exception may affect our cost for obtaining access to T-1 loops in some of the central business districts we serve, as discussed in more detail below. The new FCC rules are subject to continuing court challenges. The discussion of regulatory issues below describes the rules in effect as of the date of this prospectus, as well as proceedings pending at this date; however, these rules may change at any time due to future court and FCC decisions, and we are unable to predict how such future developments may affect our business.

The Telecom Act

The Telecom Act, which substantially revised the Communications Act of 1934, has established the regulatory framework for the introduction of competition for local communications services throughout the United States by new competitive entrants such as us. Before the passage of the Telecom Act, states typically granted an exclusive franchise in each local service area to a single dominant carrier, often a former subsidiary of AT&T known as a regional Bell operating company, which owned the entire local exchange network and operated a virtual monopoly in the provision of most local exchange services in most locations in the United States. The regional Bell operating companies, following some recent consolidation, now consist of BellSouth, Verizon, Qwest Communications and SBC Communications.

Among other things, the Telecom Act preempts state and local governments from prohibiting any entity from providing communications service, which has the effect of eliminating prohibitions on entry that existed in almost half of the states at the time the Telecom Act was enacted. At the same time, the Telecom Act preserved state and local jurisdiction over many aspects of local telephone service and, as a result, we are subject to varying degrees of federal, state and local regulation.

We believe that the Telecom Act provided the opportunity to accelerate the development of competition at the local level by, among other things, requiring the incumbent carriers to cooperate with competitors’ entry into the local exchange market. To that end, incumbent local exchange carriers are required to allow interconnection of their network with competitive networks. Incumbent local exchange carriers are further required by the Telecom Act to provide access to certain elements of their network to competitive local exchange carriers.

We have developed our business, including being designated as a common carrier, and designed and constructed our networks to take advantage of the features of the Telecom Act that require cooperation from the incumbent carriers and believe that the continued viability of the provisions relating to these matters is critical to the success of the competitive regime contemplated by the Telecom Act. There have been numerous attempts to revise or eliminate the basic framework for competition in the local exchange services market through a combination of federal legislation, adoption of new rules by the FCC, and challenges to existing and proposed regulations by the incumbent carriers. We anticipate that Congress will consider a range of proposals to modify the Telecom Act over the next few years, including some proposals that could restrict or eliminate our access to elements of the incumbent local exchange carriers’ network, although we consider it unlikely, based on statements of both telecommunications analysts and Congressional leaders, that Congress would reverse the fundamental policy of encouraging competition in communications markets.

Congress is also likely to consider legislation that would address the impact of the Internet on the current framework in the Telecom Act. Such legislation could seek to make unregulated VoIP and Internet providers subject to regulatory fees and taxes currently assessed on regulated communications service providers. Since we are already regulated and are subject to these fees and taxes, such legislation could remove a potential competitive advantage enjoyed by some other VoIP providers.

Federal Regulation

The FCC regulates interstate and international communications services, including access to local communications networks for the origination and termination of these services. We provide interstate and international services on a common carrier basis. The FCC requires all common carriers to receive an authorization to construct and operate communications facilities and to provide or resell communications services, between the United States and international points. We have secured authority from the FCC for the installation, acquisition and operation of our wireline network facilities to provide facilities-based domestic and international services.

The FCC imposes extensive economic regulations on incumbent local exchange carriers due to their ability to exercise market power. The FCC imposes less regulation on common carriers without market power including, to date, competitive local exchange carriers. Unlike incumbent carriers, we are not currently subject to price cap or rate of return regulation, which leaves us free to set our own prices for end user services subject only to the general federal guidelines that our charges for interstate and international services be just, reasonable and non-discriminatory. We have filed tariffs with the FCC containing interstate rates we charge to other carriers for access to our network, also called interstate access charges. The rates we can charge for interstate access, unlike our end user services, are limited by FCC rules. We are also required to file periodic reports, to pay regulatory fees based on our interstate revenues and to comply with FCC regulations concerning the content and format of our bills, the process for changing a customer’s subscribed carrier and other consumer protection matters. The FCC has authority to impose monetary forfeitures and to condition or revoke a carrier’s operating authority for violations of these requirements. Our operating costs are increased by the need to assure compliance with these regulatory obligations.

The Telecom Act is intended to increase competition. Specifically, the Telecom Act opens the local services market by requiring incumbent local exchange carriers to permit interconnection to their networks and establishing incumbent local exchange carrier obligations with respect to interconnection with the networks of other carriers, provision of services for resale, unbundled access to elements of the local network, arrangements for local traffic exchange between both incumbent and competitive carriers, number portability, access to phone numbers, access to rights-of-way, dialing parity and colocation of communications equipment in incumbent central offices. Incumbent local exchange carriers are required to negotiate in good faith with carriers requesting any or all of these arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, incumbent local exchange carriers remain subject to interconnection obligations established by the FCC and state communications regulatory commissions.

The Telecom Act also eliminated provisions of prior law restricting the regional Bell operating companies from providing long distance services and engaging in communications equipment manufacturing. The Telecom Act permitted the regional Bell operating companies to provide long distance service to customers outside of states in which the regional Bell operating company provides local telephone service, immediately upon its enactment. It also permitted a regional Bell operating company to enter the long distance market within its local telephone service area upon showing that certain statutory conditions have been met and obtaining FCC approval. The FCC has approved regional Bell operating company petitions for in-region long-distance for every state in the nation, and each regional Bell operating company is now permitted to offer long-distance service to its local telephone customers. Regional Bell operating companies have recently petitioned the FCC to remove some of the conditions they had to meet to obtain long-distance approval, including in particular conditions that impose obligations to provide access to regional Bell operating company broadband UNEs beyond what the FCC has required in its Triennial Review Order, which is discussed below in more detail. We do not know whether the FCC will grant any such relief. We do not currently use any UNEs obtained exclusively under these regional Bell operating company long-distance entry conditions, but we may seek to do so in the future if other options for obtaining UNEs are foreclosed by changes in regulations.

Triennial Review Order and Appeals. As discussed above, we rely on provisions of the Telecom Act that require the incumbent local exchange carriers to provide competitors access to elements of their local network on an unbundled basis, known as UNEs. The Telecom Act requires that the FCC consider whether competing carriers would be impaired in their ability to offer telecommunications services without access to particular UNEs.

The FCC’s “Triennial Review Order” of August 2003, substantially revised its rules interpreting and enforcing these requirements, while maintaining the general regulatory framework under which we purchase our UNEs. However, a March 2004 court decision required the FCC to reconsider portions of its Order, and as a result the FCC further revised the rules in a “Remand Order” adopted in late 2004, effective March 11, 2005. The FCC also issued interim rules that required incumbent local exchange carriers to continue providing UNEs under the former rules until March 11.

The Triennial Review Order denied competitors access to incumbent local exchange carrier packet switching capabilities provided over some fiber loop facilities and severely restricted their access to fiber loops to homes and other “primarily residential” locations such as apartment buildings. We currently do not use any incumbent local exchange carrier switching or fiber-to-the-home UNEs, so we were not materially affected by this ruling, although the FCC’s reference to “predominantly residential” premises conceivably could restrict our access to some small business customers. The FCC ruling also adopted new eligibility requirements for the use of EELs. Under these rules, a carrier seeking to purchase an EEL must certify that each circuit so purchased meets specific criteria designed to ensure that the circuit will be used to provide local exchange voice service. We believe, and are prepared to so certify, that all of our EEL circuits satisfy these criteria. These aspects of the Order were not affected by the Remand Order.

The FCC Remand Order decided that incumbent local exchange carriers will no longer be required to provide access to unbundled circuit switching capabilities, which previously allowed resale carriers to offer the UNE-P at incremental cost-based rates. These resale carriers will be permitted to continue purchasing existing UNE-P arrangements for a period of one year after March 11, 2005, after which they will have to either convert their customers to other arrangements or discontinue serving them. We do not use incumbent local exchange carrier circuit switching in our network, so we were not affected directly by this development, but limitations on the availability of UNE Platform may make it more difficult for resale competitive local exchange carriers to compete against our services.

The FCC Remand Order for the most part required that incumbent local exchange carriers continue to make access available to competitors for the high capacity loop and transport UNEs we use. However, the new rules placed new conditions and limitations on the incumbent local exchange carriers’ obligation to unbundle these elements.

Incumbent local exchange carriers have to continue providing T-1 unbundled network element loops at cost-based rates, except in central offices serving more than 38,000 or more business lines in which four or more fiber-based competitors have colocated. Because many of our customers are located in high-density central business districts, some of our existing T-1 loops are affected by this new limitation. An incumbent local exchange carrier also does not have to provide more than 10 T-1 loops to any single building, even in an area in which T-1 loops are unbundled. A 12-month transition period from March 11, 2005 is provided to transition any embedded T-1 loops that are no longer UNEs to another service. During the transition period, the circuit price is increased to 115% of the rate previously paid by the carrier.

Incumbent local exchange carriers also have to continue providing both T-1 and DS-3 transport circuits, except on routes connecting certain high-traffic central offices. For T-1 transport (including transport as a component of a T-1 EEL), the exception applies if both central offices serve at least 38,000 business lines or have four or more fiber-based colocators. For DS-3 transport, the exception applies if both central offices serve at least 24,000 business access lines or have three or more colocators. Again, because of the nature of the markets we serve, many of the T-1 EELs and DS-3 transport circuits we use are affected by this exception. There is also a cap of 12 DS-3 transport circuits available on an unbundled basis from an incumbent local exchange carrier on any given route, even where the high-traffic exception does not apply. A 12-month transition period from March 11, 2005, is provided for any current UNE transport that is no longer available as a UNE under the new rules. During the transition period, the circuit price is increased to 115% of the rate previously paid by the carrier.

The new FCC rules are subject to ongoing court challenges. We cannot predict the results of future court rulings, or how the FCC may respond to any such rulings, or any changes in the availability of UNEs as the result of future legislative or regulatory decisions.

We expect that access to current and new customer locations will continue to be available to us regardless of future changes in the FCC rules, although not necessarily at current prices. All incumbent local exchange carriers are required, independent of the UNE rules, to offer us some form of T-1 loop and transport services. It is possible that the FCC may establish rates for some of these services at levels that are comparable to current UNE rates, or that we may be able to negotiate reasonable prices for these services through commercial negotiations with incumbent local exchange carriers. However, we cannot assure you that either of these possibilities will occur. If all other options were unavailable, we would have to pay retail special access rates for these services.

TELRIC Proceeding. In late 2003, the FCC initiated a proceeding to address the methodology used to price UNEs and to determine whether the current methodology—total element long-run incremental cost, or TELRIC—should be modified. Specifically, the FCC is evaluating whether adjustments should be made to permit incumbent local exchange carriers to recover their actual embedded costs and whether to change the time horizon used to project the forward looking costs. The FCC is unlikely to adopt any changes to its rules within the next year, but we cannot be certain as to either the timing or the result of the agency’s action.

Special Access Proceeding. When it recently revised its UNE rules, the FCC also released a Notice of Proposed Rulemaking to initiate a comprehensive review of rules governing the pricing of special access service offered by incumbent local exchange carriers subject to price cap regulation (including BellSouth, SBC, Qwest, Verizon and some other incumbent local exchange carriers). To the extent we are no longer able to obtain certain T-1 loops and DS-3 transport circuits as UNEs, we may choose to obtain equivalent circuits as special access, in which case our costs will be determined by the incumbent local exchange carriers’ special access pricing. Special access pricing by the major incumbent local exchange carriers currently is subject to price cap rules as well as pricing flexibility rules which permit these carriers to offer volume and term discounts and contract tariffs (Phase I pricing flexibility) and remove special access service in a defined geographic area from price caps regulation (Phase II pricing flexibility) based on showings of competition. The Notice of Proposed Rulemaking tentatively concludes that the FCC should continue to permit pricing flexibility where competitive market forces are sufficient to constrain special access prices, but it will undertake an examination of whether the current triggers for pricing flexibility (based on certain levels of colocation by competitors within the defined geographic area) accurately assess competition and have worked as intended. The Notice of Proposed Rulemaking also asks for comment on whether certain aspects of incumbent local exchange carrier special access tariff offerings (e.g., basing discounts on previous volumes of service; tying nonrecurring charges and termination penalties to term commitments; and imposing use restrictions in connection with discounts), are unreasonable. Given the early stage of the proceeding, we cannot predict the impact, if any, the Notice of Proposed Rulemaking will have on our cost structure.

Intercarrier Compensation. In 2001, the FCC initiated a proceeding to address intercarrier compensation issues; that is, rules that require one carrier to make payment to another carrier for access to the other’s network. In its notice of proposed rulemaking, the FCC sought comment on some possible advantages of moving from the current rules to a bill and keep structure for all traffic types in which carriers would recover costs primarily from their own customers, not from other carriers. In February 2005, the FCC requested further comments on these issues and on several specific proposed plans for restructuring intercarrier compensation. We currently have negotiated bill and keep arrangements with other local carriers for the exchange of local traffic, so we have no revenue exposure associated with reciprocal compensation for local traffic. We do, however, collect revenue for access charges relating to the origination and termination of long distance traffic with other carriers. If the FCC were to move to a mandatory bill and keep arrangement for this traffic or to a single cost based rate structure, at significantly lower rates than we currently charge, our revenues would be reduced. We believe, however, that we have much less reliance on this type of revenue than many other competitive providers because the vast majority of our revenue derives from our end user customers. We also consider it likely that, if the FCC does adopt a bill and keep regime, it will provide some opportunity for carriers to adjust other rates to offset lost access revenues. We cannot predict either the timing or the result of this FCC rulemaking.

There are also several petitions before the FCC that could potentially affect our interstate access charges. Specifically, if the FCC disallows inclusion of certain functionality in the rates that competitive carriers may assess, it would result in lower revenue associated with access charges. These developments are not expected to have a material effect on us because of the relatively small portion of our revenue derived from these charges.

Regulatory Treatment of VoIP. In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for VoIP providers. Currently, the status of VoIP providers is not clear, although a report issued by the FCC in 1998 suggests that some forms of VoIP may constitute “telecommunications services” that are subject to regulation as common carriers under federal law. The 1998 report also suggested, however, that this regulatory treatment would not apply until after the FCC determined which specific services were subject to regulation. The new FCC proceeding will attempt to determine what, if any, regulation is appropriate for VoIP providers and whether the traffic carried by these providers will be subject to access charges. The principal focus of this rulemaking is on whether VoIP providers should be subject to some or all of the regulatory obligations of common carriers.

As part of this proceeding, the FCC adopted new rules on June 3, 2005, requiring all “interconnected VoIP providers” to enable all of their customers to reach designated emergency services by dialing 911 within 120 days. These providers also will be required to deliver notices to their customers advising them of limitations in their 911 emergency services, and to make certain compliance filings with the FCC. We anticipate that these rules will impose substantial new costs on VoIP companies that have not been operating as common carriers, and that full compliance within 120 days of the rules’ effective date may be difficult or impossible for those companies that offer VoIP over the public Internet. As a regulated common carrier, however, we already provide “traditional” 911 service over our dedicated network, and therefore believe that the new FCC rules were not intended to apply to us. Because the FCC’s definition of the term “interconnected VoIP provider” is not entirely clear, the rules conceivably could be interpreted to include us. If we were subject to these rules, we would already be in substantial compliance with the 911 dialing capabilities they require, and we have taken steps to notify our customers about these capabilities. We therefore do not expect compliance with the rules would entail a material increase in our costs.

The FCC is continuing to consider whether to impose other obligations on VoIP providers. It recently voted to impose requirements to provide access to 911 emergency services and to permit duly authorized law enforcement officials to monitor communications. Other issues being considered include, for example, whether VoIP providers should contribute to the cost of the FCC’s universal service program. Since we have already undertaken these obligations, this FCC rulemaking could require VoIP entrants that do not currently operate as common carriers to share some of the same burdens as us. It is also possible that we might be able to avail ourselves of lighter regulation in some regards once the FCC clarifies the regulatory framework and requirements. However, we rely upon our common carrier status for our ability to interconnect with incumbent local exchange carrier networks and obtain access to elements of those networks at incremental cost-based rates. Therefore, we will not seek to operate in any manner inconsistent with our status as a regulated common carrier under the Telecom Act, even if such an option becomes available under new FCC rules.

Wireline Broadband Classification Proceedings. In 2002, the FCC initiated a proceeding to examine whether it should classify incumbent local exchange carriers’ provision of broadband Internet access services as information services subject to Title I of the Telecom Act instead of telecommunications services subject to the common carrier obligations of Title II. In a recent case (National Cable & Telecommunications Assoc. v. Brand X Internet Services), the U.S. Supreme Court decided that the FCC has broad discretion in deciding what (if any) competitive access obligations should apply under Title I of the Telecom Act. In light of the Brand X decision, the FCC moved quickly to adopt an order in this proceeding. On August 5, 2005, the FCC voted to reclassify incumbent local exchange company broadband Internet access services as Title I information services that are not subject to common carrier regulation. As a result of the FCC’s decision, the incumbent local exchange carriers will no longer be required to provide unbundled broadband access, subject to a one year transition for existing customers. The FCC order does not appear to impact our rights to access the incumbent local exchange carriers’ facilities that we use to provide our retail service offerings, such as T-1 loops and extended enhanced links.

Non-Dominant Classification Proceeding. In 2001, the FCC initiated a proceeding to determine whether incumbent local exchange carriers should be reclassified as non-dominant in provision of broadband services. The primary impact of this reclassification would be that incumbent local exchange carriers’ rates would not be subject to extensive tariffing and rate regulation. We are not a customer of incumbent local exchange carrier retail broadband services and therefore would not be affected directly by deregulation of these services. Changes in these regulations could, however, increase the ability of the incumbent local exchange carriers to compete against our services.

State Regulation

State agencies exercise jurisdiction over intrastate telecommunications services, including local telephone service and in-state toll calls. Colorado, Georgia, Illinois and Texas each have adopted statutory and regulatory schemes that require us to comply with telecommunications certification and other regulatory requirements. To date, we are authorized to provide intrastate local telephone, long-distance telephone and operator services in Colorado, Georgia and Texas, as well as in 11 other states where we are not yet operational. As a condition to providing intrastate telecommunications services, we are required, among other things, to:

•	file and maintain intrastate tariffs or price lists describing the rates, terms and conditions of our services;

•	comply with state regulatory reporting, tax and fee obligations, including contributions to intrastate universal service funds; and

•	comply with, and to submit to, state regulatory jurisdiction over consumer protection policies (including regulations governing customer privacy, changing of service providers and content of customer bills), complaints, transfers of control and certain financing transactions.

Generally, state regulatory authorities can condition, modify, cancel, terminate or revoke certificates of authority to operate in a state for failure to comply with state laws or the rules, regulations and policies of the state regulatory authority. Fines and other penalties may also be imposed for such violations. As we expand our operations, the requirements specific to any individual state will be evaluated to ensure compliance with the rules and regulations of each state.

In addition, the states have authority under the Telecom Act to determine whether we are eligible to receive funds from the federal universal service fund. They also have authority to approve or (in limited circumstances) reject agreements for the interconnection of telecommunications carriers’ facilities with those of the incumbent local exchange carrier, to arbitrate disputes arising in negotiations for interconnection and to interpret and enforce interconnection agreements. In exercising this authority, the states determine the rates, terms and conditions under which we can obtain access to those loop and transport UNEs that are required to be available under the FCC rules. The states may re-examine these rates, terms and conditions from time to time. In the past, we have benefited from state review of UNE loop rates in Georgia, Colorado and Texas, although we cannot assure you that this trend will continue.

State governments and their regulatory authorities may also assert jurisdiction over the provision of intra-state IP communications services where they believe that their telecommunications regulations are broad enough to cover regulation of IP services. Various state regulatory authorities have initiated proceedings to examine the regulatory status of IP telephony services. We operate as a regulated carrier subject to state regulation, rules and fees, and therefore do not expect to be affected by these proceedings. The FCC proceeding on VoIP is expected to address, among other issues, the appropriate role of state governments in the regulation of these services.

Local Regulation

In certain locations, we are required to obtain local franchises, licenses or other operating rights and street opening and construction permits to install, expand and operate our telecommunications facilities in the public rights-of-way. In some of the areas where we provide services, we pay license or franchise fees based on a percentage of gross revenues. Cities that do not currently impose fees might seek to impose them in the future, and after the expiration of existing franchises, fees could increase. Under the Telecom Act, state and local governments retain the right to manage the public rights-of-way and to require fair and reasonable compensation from telecommunications providers, on a competitively neutral and non-discriminatory basis, for use of public rights-of-way. As noted above, these activities must be consistent with the Telecom Act and may not have the effect of prohibiting us from providing telecommunications services in any particular local jurisdiction. In certain circumstances we may be subject to local fees associated with construction and operation of telecommunications facilities in the public rights of way. To the extent these fees are required, we comply with requirements to collect and remit the fees.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

The following table sets forth information concerning our directors and executive officers as of May 1, 2005:

Name	Age	Position
James F. Geiger	46	Chairman, President and Chief Executive Officer

J. Robert Fugate	44	Executive Vice President and Chief Financial Officer

Robert R. Morrice	57	Executive Vice President, Sales and Service

Richard J. Batelaan	39	Chief Operations Officer

Christopher C. Gatch	33	Vice President and Chief Technical Officer

Henry C. Lyon	41	Vice President and Chief Accounting Officer

Joseph Oesterling	38	Vice President and Chief Information Officer

Brooks A. Robinson	33	Vice President and Chief Marketing Officer

Brian E. Craver	36	Vice President, Sales

Kurt Abkemeier	35	Vice President, Finance and Treasurer

Julia O. Strow	46	Vice President, Regulatory and Legislative Affairs

Anthony M. Abate	41	Director

John Chapple	52	Director

Douglas C. Grissom	38	Director

D. Scott Luttrell	50	Director

James N. Perry, Jr.	45	Director

Robert Rothman	52	Director

James F. Geiger has been our Chairman, President and Chief Executive Officer since he founded Cbeyond in 1999. Prior to founding Cbeyond, Mr. Geiger was Senior Vice President and Chief Marketing Officer of Intermedia Communications. Mr. Geiger was also in charge of Digex, Intermedia’s complex web-hosting organization, since acquisition and until just prior to its carve-out IPO. Before he joined Intermedia, Mr. Geiger was a founding principal and CEO of FiberNet, a metropolitan area network provider, which was sold to Intermedia in 1996. In the 1980’s Mr. Geiger held various sales and marketing management positions at Frontier Communications, Inc. He began his career at Price Waterhouse (now PricewaterhouseCoopers LLP) and received a bachelor’s degree in public accounting and pre-law from Clarkson University. In addition, Mr. Geiger currently serves as Vice Chairman of the board of directors of Comptel/ALTS, the leading trade association representing competitive facilities-based telecommunications services providers, and formerly served as Chairman of ALTS, prior to its merger with Comptel. Mr. Geiger also serves on the board of directors of the Marist School, an independent Catholic School of the Marist Fathers and Brothers, and the Hands On Network, a national volunteer organization that promotes civic engagement in communities.

J. Robert Fugate has been our Executive Vice President and Chief Financial Officer since 2000. Mr. Fugate leads our financial and accounting operations, business development and investor relations, and is a founder of Cbeyond. From 1988 until the founding of Cbeyond, Mr. Fugate served as chief financial officer for several telecommunications and technology companies, including Splitrock Services, Inc., a nationwide Internet and data network services provider, and Mobile Telecommunication Technologies Corp. (later SkyTel Communications Corp.), or Mtel, an international provider of wireless data services. In 1997, approximately a year after Mr. Fugate left Mtel, private plaintiffs brought a class action alleging insider trading, misleading statements and other federal securities law violations against Mtel, six of its executive officers, including Mr. Fugate, and one of its directors. The action primarily related to the feasibility of Mtel’s two-way paging product and capacity constraints on its one-way paging system. The action was settled in 1998 prior to any deposition of Mr. Fugate. Prior to joining to Cbeyond, Mr. Fugate oversaw numerous public securities offerings, as well as other financial transactions, and was previously an investment banker at Prudential-Bache Securities. He began his career at Mobile Communications Corporation of America. Mr. Fugate received an MBA from Harvard Business School and a bachelor’s degree from the University of Mississippi.

Robert R. Morrice has been our Executive Vice President, Sales and Service since 1999. Mr. Morrice oversees the launch, sales and delivery of our products and services. Prior to co-founding Cbeyond, Mr. Morrice was vice president of retail sales and an officer of Intermedia Communications. Prior to Intermedia, Mr. Morrice served at Sprint Communications in a variety of positions, including Southeast regional director for National Accounts, and led sales efforts for Precision Systems, Inc., a Florida-based telecommunications software company. Mr. Morrice has a bachelor’s degree in social sciences from Campbell University and a master’s degree in education psychology from Wayne State University.

Richard J. Batelaan has been our Chief Operations Officer since 2001. Mr. Batelaan manages our operations units including customer care, field operations, systems operations, network operations, network planning, provisioning, service activation and ILEC relations. Before joining us in 2001, Mr. Batelaan was co-founder and chief operations officer of BroadRiver Communications, a provider of VoIP, Internet access and virtual private network services, from 1999 to 2001. In 2001, BroadRiver Communications filed for bankruptcy and ceased operations. Previously, Mr. Batelaan spent 12 years with BellSouth, a regional ILEC based in Atlanta. Mr. Batelaan moved to the Internet services arm of the company, BellSouth.net, where he served in numerous roles including director of network operations, director of engineering, vice president of operations and chief operations officer. Mr. Batelaan has a bachelor’s degree in electrical engineering from the Georgia Institute of Technology and a master’s degree in information networking from Carnegie-Mellon University.

Christopher C. Gatch joined us in 1999 and is our Chief Technology Officer. Prior to co-founding Cbeyond, Mr. Gatch was vice president of business development, later becoming vice president of product development and then vice president of engineering. Before joining us, Mr. Gatch worked at Intermedia Communications, where his last role was senior director of strategic marketing, focusing on research and development of VoIP alternatives for the company. He also serves on the board of the Cisco BTS 10200 Users Group and the Service Provider Board of the International Packet Communications Consortium, which provides leadership on projects that are of importance to carriers and service providers. Mr. Gatch has a bachelor’s degree in computer engineering from Clemson University and a master’s degree in the management of technology from the Georgia Institute of Technology.

Henry C. Lyon joined us in 2004 and serves as our Chief Accounting Officer. Prior to joining us, Mr. Lyon was vice president and corporate controller and chief accounting officer for World Access, Inc., a provider of international long distance service focused on markets in Europe, from 2000 to 2004. In April 2001, World Access, Inc. filed for bankruptcy and commenced liquidation proceedings. Mr. Lyon also held positions as vice president and corporate controller for Nova Corporation, as principal for Broadstreet Development Company, LLC and as audit manager for Ernst & Young LLP. Mr. Lyon graduated from the University of Georgia in 1986 with a bachelor degree in Business Administration in Accounting.

Joseph Oesterling joined us in 2000 and is responsible for the development and support of all of our operational support systems (OSS). He also oversees billing operations and business intelligence solutions. Before joining us, Mr. Oesterling held leadership roles in information technology with Capital One, Security Capital Group, Booz-Allen & Hamilton, Sony and IBM. Mr. Oesterling is a member of the User Steering Committee for Daleen and a member of the Customer Advisory Board for NeuStar. Mr. Oesterling holds an MBA from the University of Texas at Austin and a bachelor of science degree in computer science from Purdue University.

Brooks A. Robinson joined us in 2000 and serves as our Chief Marketing Officer. He leads our marketing organization, including business strategy, product marketing, sales operations and communications. Prior to co-founding Cbeyond, Mr. Robinson worked for Cambridge Strategic Management Group (CSMG), a strategy consulting firm in Boston, where he managed consulting engagements that focused on strategy development and business case due diligence for the telecom and high tech sectors. Previously, Mr. Robinson managed consulting engagements for Deloitte Consulting in Toronto and held various engineering positions at Nortel Networks in Ottawa. Mr. Robinson holds a bachelor of applied science degree in electrical engineering and management science from the University of Waterloo (Canada) and the University of Queensland (Australia).

Brian E. Craver joined us in 1999 and serves as our Vice President of Sales, where he is responsible for our direct and indirect sales channels, sales operations and sales analysis. Prior to co-founding Cbeyond, Mr. Craver was senior director of ISP sales for Intermedia Communications. Previously, Mr. Craver was a business services manager for Sprint Corporation and held sales positions with Telus Communications. Mr. Craver studied engineering and business finance at Florida State University.

Kurt Abkemeier joined us in June 2005 and serves as our Vice President of Finance and our Treasurer. Prior to joining us, Mr. Abkemeier was director of finance and strategic planning at AirGate PCS, Inc., a regional wireless telecommunications service provider. Mr. Abkemeier also held various senior management positions within telecommunications-related companies and was a senior sell-side research analyst at JP Morgan & Co. analyzing telecommunications companies. Mr. Abkemeier graduated with a bachelor of science degree in applied economics from Cornell University.

Julia O. Strow joined us in 2000 and is our Vice President of Regulatory and Legislative Affairs. She is responsible for building our Government and Industry Relations organization with primary responsibility for our advocacy with government agencies (e.g., federal and state regulatory commissions, Congress and state legislatures) and for our compliance with federal and state regulations. Prior to joining us, Ms. Strow was affiliated with Intermedia Communications in a regulatory position. Ms. Strow also held positions in BellSouth’s regulatory department as well as product management positions in BellSouth’s Carrier Marketing organization. Ms. Strow has been extremely active in various FCC proceedings working on behalf of Cbeyond and represents us with national industry associations representing our interests in Washington, D.C. Ms. Strow graduated from the University of Texas in 1981 with a bachelor of science in communications.

Anthony M. Abate became a director in 2000 as a designee of Battery Ventures. Mr. Abate has recently served as a General Partner of Ironside Ventures and has over 19 years of experience in media, communication services and technology fields. Prior to joining Cbeyond, he was a General Partner at Battery Ventures where he led several investments, including Battery’s investment in Cbeyond. Prior to Battery, Mr. Abate was a Vice President at Whitney & Co. Mr. Abate also spent five years at McKinsey & Company, focusing on leading telecom, cellular, cable and Internet companies. Prior to business school, Mr. Abate was an officer in the United States Air Force, where he led technical development initiatives in data communications and advanced computational platform. Mr. Abate received a BSE in Electrical Engineering from Duke University (summa cum laude) and an MBA from Harvard Business School with honors.

John Chapple became a director in March 2004. Mr. Chapple has served as President, Chief Executive Officer and Chairman of the board of directors of Nextel Partners and its subsidiaries since August 1998. Mr. Chapple has over 24 years of experience in the wireless communications and cable television industries. From 1978 to 1983, he served on the senior management team of Rogers Cablesystems before moving to American Cablesystems as senior vice president of operations from 1983 to 1988. From 1988 to 1995, he served as executive vice president of operations for McCaw Cellular Communications and subsequently AT&T Wireless Services following the merger of those companies. From 1995 to 1997, Mr. Chapple was the president and chief operating officer for Orca Bay Sports and Entertainment in Vancouver, B.C. Orca Bay owned and operated Vancouver’s National Basketball Association and National Hockey League sports franchises in addition to the General Motors Place sports arena and retail interests. Mr. Chapple is the past chairman of Cellular One Group and the Personal Communications Industry Association, past vice-chairman of the Cellular Telecommunications & Internet Association and has been on the Board of Governors of the NHL and NBA. Mr. Chapple is currently on the Syracuse University Maxwell School Board of Advisors and the Fred Hutchinson Cancer Research Business Alliance board of governors. Mr. Chapple received a bachelor’s degree from Syracuse University and a graduate degree from Harvard University’s advanced Management Program.

Douglas C. Grissom became a director in 2000 as a designee of Madison Dearborn Partners. Prior to joining Madison Dearborn Partners, Mr. Grissom was with Bain Capital, Inc., McKinsey & Company, Inc. and Goldman, Sachs & Co. Mr. Grissom concentrates on investments in the communications industry and currently serves on the boards of directors of Intelsat, Ltd. and Great Lakes Dredge & Dock Corporation. Mr. Grissom received a bachelor’s degree from Amherst College and an MBA from Harvard Business School.

D. Scott Luttrell became a director in 2000 and is the designee of Battery Ventures, Madison Dearborn Partners and Vantage Point Venture Partners. Mr. Luttrell is the founder of LCM Group, Inc., an investment company based in Tampa, Florida and specializing in funds management and financial consulting services, alternative asset, private equity and real estate investing. Since 1988, Mr. Luttrell has served as CEO of LCM Group, Inc. Mr. Luttrell served from 1991 through 2000 as principal and senior officer of Caxton Associates, LLC, a New York based diversified investment firm. Mr. Luttrell’s responsibilities with Caxton included Senior Trading Manager, Director of Global Fixed Income and a senior member of the firm’s portfolio risk management committee. Mr. Luttrell has diverse investment experience in private equity, foreign exchange, fixed income and the alternative investment asset class. Prior to joining Caxton, Mr. Luttrell was a member at the Chicago Board of Trade, where he was involved in various trading and investment activities as an officer and partner of Chicago based TransMarket Group and related entities. Mr. Luttrell received a bachelor’s degree in Business Administration/Finance from Southern Methodist University in Dallas, Texas.

James N. Perry, Jr. became a director in 2000 as a designee of Madison Dearborn Partners. Mr. Perry serves as a managing director at Madison Dearborn Partners, which he co-founded. Previously, Mr. Perry was with First Chicago Venture Capital. Mr. Perry concentrates on investments in the communications industry and currently serves on the boards of directors of Band-X, Cinemark, Inc., Intelsat, Ltd., Madison River Telephone Company and Nextel Partners. Mr. Perry received his bachelor’s degree from the University of Pennsylvania and his MBA from the University of Chicago.

Robert Rothman became a director in 2004 as a designee of certain of our investors. Mr. Rothman is Chairman and Chief Executive Officer of Black Diamond Group, Inc. and Chairman of Bank of St. Petersburg Holdings, Inc. in Tampa, Florida. He was Chairman of the Board and Chief Executive Officer of Consolidated International Group, Inc., which owned and operated insurance companies in Europe and North America, from 1987 to 1999. Prior to founding the Consolidated Group of companies in 1987, he was Executive Vice President and Chief Financial Officer of Beneficial Insurance Group. Mr. Rothman is a member of the Advisory Council for the University of Chicago Graduate School of Business; Vice-Chairman of the Board of H. Lee Moffitt Cancer Center & Research Institute Hospital, Inc.; and Chairman of the Board of Trustees of the Academy of the Holy Names. Mr. Rothman obtained a B.A. Degree in Economics from Queens College of the City University of New York and an MBA in Finance from the University of Chicago, Graduate School of Business.

Board of Directors

Our board of directors has responsibility for our overall corporate governance and meets regularly throughout the year. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and eight directors are currently authorized. Upon the completion of this offering we will have nine authorized directors, consisting of Messrs. Geiger, Abate, Chapple, Grissom, Luttrell, Perry and Rothman and two other directors to be determined.

We have entered into a shareholders agreement with Madison Dearborn Partners, Battery Ventures, Vantage Point Venture Partners and other stockholders, which permits each of Madison Dearborn Partners, Battery Ventures and Vantage Point Venture Partners to appoint designated directors to serve as members of our board. Each designated director will remain a member of the board following the completion of this offering until his or her successor is duly elected and qualified or until his or her death, resignation, retirement, disqualification, removal or otherwise. Of our directors who will serve following the completion of this offering, Madison Dearborn Partners has designated Messrs. Grissom and Perry; Battery Ventures has designated Mr. Abate; each of Madison Dearborn Partners, Battery Ventures and Vantage Point Venture Partners has designated Mr. Luttrell; and certain holders of our stock have designated Mr. Rothman. These rights to appoint designated directors under the shareholders agreement will terminate upon the completion of this offering.

Upon completion of this offering, our board of directors will be divided into three classes. One class will be elected at each annual meeting of stockholders for a term of three years. The Class I directors, whose term will expire at the 2005 annual meeting of stockholders, are Messrs. Abate and Perry. The Class II directors, whose term will expire at the 2006 annual meeting of stockholders, are Messrs. Chapple, Luttrell and Rothman. The Class III directors, whose term will expire at the 2007 annual meeting of stockholders, are Messrs. Geiger and Grissom. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof and until their successors are duly elected and qualified. Executive officers are elected by and serve at the direction of our board of directors. There are no family relationships between any of our directors or executive officers. The composition of our board of directors and its committees will comply, when required, with the applicable rules of the Nasdaq Stock Market and applicable law.

Committees of the Board of Directors

We are managed under the direction of our board of directors. Upon completion of this offering, our board of directors will have an audit committee, compensation committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. We will adopt new charters for the audit committee, compensation committee and nominating and corporate governance committee prior to the completion of this offering.

Audit Committee

Upon completion of this offering, the audit committee will consist of Messrs. Grissom, Luttrell and Rothman. Mr. Grissom will serve as the chairman of this committee. Our board of directors has determined that Mr. Rothman is “financially sophisticated” as required by the rules of the Nasdaq Stock Market and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and is an “audit committee financial expert” as defined by the rules and regulations of the SEC and any similar requirements of the Nasdaq Stock Market. The functions of this committee will include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	appointing the independent auditors, determining the compensation of the independent auditors and pre-approving the engagement of the independent auditors for audit or non-audit services;

•	having oversight of our independent auditors, including reviewing the independence and quality control procedures and the experience and qualifications of our independent auditors’ senior personnel that are providing us audit services;

•	meeting with the independent auditors and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;

•	reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of our auditors and our reporting policies and practices, and reporting recommendations to our full board of directors for approval;

•	establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	following the completion of this offering, preparing the reports required by the rules of the SEC to be included in our annual proxy statement.

Each of our independent auditors and our financial personnel will have regular private meetings with this committee and will have unrestricted access to this committee.

Compensation Committee

Upon completion of this offering, the compensation committee will consist of Messrs. Abate, Chapple and Grissom. Mr. Grissom will serve as the chairman of this committee. The functions of this committee will include:

•	establishing overall employee compensation policies and recommending to our board major compensation programs;

•	reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;

•	administering our various employee benefit, pension and equity incentive programs;

•	reviewing executive officer and director indemnification and insurance matters; and

•	following the completion of this offering, preparing an annual report on executive compensation for inclusion in our proxy statement.

Nominating and Corporate Governance Committee

Upon completion of this offering, the nominating and corporate governance committee will consist of Messrs. Abate, Luttrell and Perry. Mr. Luttrell will serve as the chairman of this committee. The functions of this committee will include:

•	assisting the board of directors in selecting new directors;

•	evaluating the overall effectiveness of the board of directors; and

•	reviewing developments in corporate governance compliance.

Compensation Committee Interlocks and Insider Participation

The compensation committee of our board of directors consists of Messrs. Abate, Chapple and Grissom. During 2004:

•	none of the members of the compensation committee was an officer (or former officer) or employee of ours or any of our subsidiaries;

•	none of the members of the compensation committee entered into (or agreed to enter into) any transaction or series of transactions with us or any of our subsidiaries in which the amount involved exceeded $60,000;

•	none of our executive officers was a director or compensation committee member of another entity an executive officer of which served on our compensation committee; and

•	none of our executive officers served on the compensation committee (or another board committee with similar functions) of another entity an executive officer of which served as a director on our board of directors.

Director Compensation

Historically, we have not provided compensation to our directors, although we have reimbursed the out-of-pocket expenses they have incurred to attend board meetings. Following the completion of this offering, our outside directors, Messrs. Abate, Chapple, Luttrell and Rothman, will be paid annual retainers of $10,000 each for all services rendered. In addition, such directors will receive $1,000 for each board meeting attended in person and $500 for each board meeting attended telephonically. Those directors serving three-year terms have received 25,733 options at an exercise price of fair market value as of the date granted, of which one-third cliff vest on the one year anniversary; and those serving one-year terms received approximately 8,591 options at an exercise price of fair market value as of the date granted.

Messrs. Grissom, Perry and Rothman have not received option grants for their service as directors. Future equity awards to directors will be within the discretion of our board of directors. We do not maintain a medical, dental or retirement benefits plan for these directors.

Our chairman, Mr. Geiger, is employed by us and is not separately compensated for his service as a director.

Executive Compensation

The following table sets forth the cash and non-cash compensation paid by us or on our behalf to our chief executive officer and each of the four other most highly compensated executive officers, or, collectively, the named executive officers, as of December 31, 2004:

SUMMARY COMPENSATION TABLE

		Annual Compensation
Name and Principal Position	Year	Salary($)	Bonus($)
James F. Geiger Chairman, President and Chief Executive Officer	2004	256,000	47,955

J. Robert Fugate Executive Vice President and Chief Financial Officer	2004	200,000	36,537

Robert R. Morrice Executive Vice President, Sales and Service	2004	200,000	36,537

James T. Markle(1) Executive Vice President, Networks and Technology	2004	200,000	37,537

Richard J. Batelaan Chief Operations Officer	2004	167,723	30,143

(1)	We deeply regret that Mr. Markle passed away in March 2005.

Option Grants in 2004

We did not grant any stock appreciation rights or options to purchase shares of our common stock to any of the named executive officers in 2004.

Option Grants in 2005

On February 15, 2005, we granted options to our named executive officers for the following amounts of shares of our common stock, all of which have an exercise price of $11.83: 282,423 to Mr. Geiger; 54,124 to Mr. Fugate; 38,660 to Mr. Morrice; 2,577 to Mr. Markle; and 23,196 to Mr. Batelaan.

2004 Option Values

The following table sets forth information regarding the number and value of unexercisable and exercisable options to purchase our common stock outstanding as of December 31, 2004:

	Number of Securities Underlying Unexercised Options(#)		Value of Unexercised Options($)(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
James F. Geiger	823,156	123,970	7,918,277	1,192,587
J. Robert Fugate	183,107	29,891	1,761,070	287,549
Robert R. Morrice	159,464	19,748	1,533,617	189,978
James T. Markle	106,928	52,509	1,028,350	505,139
Richard J. Batelaan	36,263	20,803	347,443	199,636

(1)	The value of the unexercised options is based on an assumed offering price of $13.50 per share.

Employee Benefit Plans

2005 Equity Incentive Award Plan

We intend to adopt a 2005 Equity Incentive Award Plan, or the 2005 plan, that will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act. The principal purposes of the 2005 plan are to provide incentives for our officers, employees and consultants, as well as the officers, employees and consultants of any of our subsidiaries. We believe that grants of options, restricted stock and other awards will stimulate their personal and active interest in our development and financial success, and induce them to remain in our employ or continue to provide services to us. In addition to awards made to officers, employees or consultants, the 2005 plan permits us to grant options to our directors.

Under the 2005 plan, 2,190,722 shares of our common stock (or the equivalent in other equity securities) are initially reserved for issuance upon exercise of options, stock appreciation rights, or SARs, and other awards, or upon vesting of restricted stock awards or restricted stock units. The number of shares initially reserved for issuance under the 2005 plan will be increased by:

•	244,727 shares representing the shares remaining available for issuance under our 2002 Equity Incentive Plan and our 2000 Stock Incentive Plan as of the effective date of the 2005 plan (assuming an effective date of June 30, 2005), plus

•	those shares represented by awards under our 2002 Equity Incentive Plan and our 2000 Stock Incentive Plan that are forfeited, cancelled, repurchased or that expire on or after the effective date of the 2005 plan.

In addition, the 2005 plan contains an evergreen provision that allows for an annual increase in the number of shares available for issuance under the plan on January 1 of each year during the ten-year term of the 2005 plan, beginning on January 1, 2006. Under this evergreen provision, the annual increase in the number of shares shall be equal to the lesser of:

•	such number of shares as is necessary to bring the sum of the total share reserve under the 2005 plan on the first day of the relevant fiscal year, plus the number of outstanding awards and unvested shares of restricted stock under the 2005 plan, the 2002 Equity Incentive Plan and the 2000 Stock Incentive Plan on the first day of the relevant fiscal year, to 18.5% of our outstanding capital stock on the first day of the relevant fiscal year (calculated on a fully-diluted basis); and

•	an amount determined by our board of directors.

No individual may be granted awards under the 2005 plan representing more than 1,804,124 shares in any calendar year. In no event may more than 12,886,598 shares be reserved for issuance under the 2005 plan.

The principal features of the 2005 plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2005 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The compensation committee of our board of directors will administer the 2005 plan. To administer the 2005 plan, our compensation committee must consist of at least two members of our board of directors, each of whom is an “outside director,” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, a non-employee director for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, or the Exchange Act, and an independent director within the meaning of the Nasdaq Stock Market. Subject to the terms and conditions of the 2005 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2005 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2005 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2005 plan. The full board of directors will administer the 2005 plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and other awards under the 2005 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our directors and consultants. Only employees may be granted incentive stock options, or ISOs.

Awards. The 2005 plan provides that our compensation committee (or the board of directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by our compensation committee. NQSOs may be granted for any term specified by our compensation committee (or the board of directors, in the case of awards to non-employee directors).

•	Incentive Stock Options will be designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the 10 years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2005 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•	Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted Stock Units may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other award, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Internal Revenue Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the 2005 plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by our compensation committee (or the board of directors, in the case of awards to non-employee directors) in the SAR agreements. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of both.

•	Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•	Performance Awards may be granted by our compensation committee (or the board of directors, in the case of awards to non-employee directors) on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon increases in the price of our common stock over a predetermined period. Performance awards may also include bonuses that may be granted by our compensation committee (or the board of directors, in the case of awards to non-employee directors) on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•	Stock Payments may be authorized by our compensation committee (or the board of directors, in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the key employee or consultant.

Corporate Transactions. In the event of a change of control where the acquiror does not assume or replace awards granted under the 2005 plan, awards issued under the 2005 plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. Under the 2005 plan, a change of control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	a change in two-thirds of the incumbent members of our board of directors during any two-year period;

•	a merger or consolidation in which we are a party, other than a merger or consolidation which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	our liquidation or dissolution.

Securities Laws and Federal Income Taxes. The 2005 plan is designed to comply with various securities and federal tax laws as follows:

•	Securities Laws. The 2005 plan is intended to conform with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation, Rule 16b-3. The 2005 plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•	General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of NQSOs, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, and stock payments under the plan are taxable under Section 83 of the Internal Revenue Code upon their receipt of common stock or cash with respect to such awards or grants and, subject to Section 162(m) of the Internal Revenue Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. However, Section 409A of the Internal Revenue Code provides certain new requirements on non-qualified deferred compensation arrangements. Certain awards under the 2005 plan are subject to the requirements of Section 409A, in form and in operation. For example, the following types of awards will be subject to Section 409A: SARs settled in cash, restricted stock unit awards and other awards that provide for deferrals of compensation. If a plan award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Under Sections 421 and 422 of the Internal Revenue Code, recipients of ISOs are generally not taxable on their receipt of common stock upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises. Participants in the 2005 plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the 2005 plan.

•

Section 162(m) Limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2005 plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2005 plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of the 2005 plan;

•	the issuance of all employer stock and other compensation that has been allocated under the 2005 plan; or

•	the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs.

After the transition date, rights or awards granted under the 2005 plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We have attempted to structure the 2005 plan in such a manner that, after the transition date the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

2002 Equity Incentive Plan

We adopted our 2002 Equity Incentive Plan in November 2002. We have reserved a total of 3,608,247 shares of our common stock for issuance under the 2002 plan. As of June 30, 2005, options to purchase a total of 50,464 shares of our common stock had been exercised, options to purchase 3,314,960 shares of our common stock were outstanding and 242,823 shares of our common stock remained available for grant. As of June 30, 2005, the outstanding options were exercisable at a weighted average exercise price of $6.01 per share.

The maximum number of shares that may be subject to awards granted under the 2002 plan to any individual in any calendar year cannot exceed 2,577,320.

After the effective date of the 2005 plan, no additional awards will be granted under the 2002 plan and all awards granted under the 2002 plan that expire without having been exercised or are cancelled, forfeited or repurchased will become available for grant under the 2005 plan.

The principal features of the 2002 plan are summarized below, but the summary is qualified in its entirety by reference to the 2002 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The compensation committee of our board of directors administers the 2002 plan. To administer the 2002 plan following the completion of our initial public offering, our compensation committee must be constituted as described above in connection with the 2005 plan. Subject to the terms and conditions of the 2002 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2002 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2002 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2002 plan.

Eligibility. Options and restricted stock under the 2002 plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of any of our parent or subsidiary corporations. Such awards may also be granted to our directors. Only employees may be granted ISOs.

Awards. The 2002 plan provides that our compensation committee may grant or issue stock options or restricted stock or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options provide for the right to purchase shares of our common stock at a specified price which may be no less than 85% of the fair market value on the date of grant, and usually will become exercisable (at the discretion of our compensation committee) in one or more installments after the grant date, subject to the participant’s continued employment with us and/or subject to the satisfaction of our performance targets and individual performance targets established by our compensation committee. Under the 2002 plan, in the case of an NQSO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2002 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant. NQSOs may be granted for a maximum 10 year term.

•	Incentive Stock Options are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the 10 years after the date of grant, but may be subsequently modified to disqualify them from treatment as ISOs. Under the 2002 plan, in the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2002 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•	Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

Corporate Transactions. In the event of a change of control where the acquiror does not assume or replace awards granted under the 2002 plan, awards issued under the 2002 plan held by persons whose status as employees, consultants or directors has not terminated as of the date of the change of control will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. Under the 2002 plan, a change of control is generally defined as:

•	a merger or consolidation in which we are a party, other than a merger or consolidation which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities;

•	the sale, exchange, or transfer of 50% or more of our assets; or

•	our dissolution, liquidation or winding-up.

Securities Laws and Federal Income Taxes. The 2002 plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2005 plan.

2000 Stock Incentive Plan. We have reserved a total of 6,782 shares of common stock for issuance under our 2000 Stock Incentive Plan. As of June 30, 2005, options to purchase a total of 65 shares of common stock had been exercised, options to purchase 4,814 shares of common stock were outstanding and 1,904 shares of common stock remained available for grant. As of June 30, 2005, the outstanding options were exercisable at a weighted average exercise price of approximately $13.43 per share.

After the effective date of the 2005 plan, no additional awards will be granted under the 2000 plan and all awards granted under the 2000 plan that expire without having been exercised or are cancelled, forfeited or repurchased will become available for grant under the 2005 plan.

The principal features of the 2005 plan are summarized below. This summary is qualified in its entirety by reference to the 2000 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The compensation committee of our board of directors administers the 2000 plan. To administer the 2000 plan following the completion of our initial public offering, our compensation committee must be constituted as described above in connection with the 2005 plan. Subject to the terms and conditions of the 2000 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2000 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2000 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2000 plan.

Eligibility. Options, restricted stock awards and SARs under the 2000 plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of any of our parent or subsidiary corporations. Such awards may also be granted to our directors. Only employees may be granted ISOs.

Awards. The 2000 plan provides that our compensation committee may grant or issue stock options, restricted stock or SARs or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options provide for the right to purchase shares of our common stock at a specified price which may be no less than the fair market value on the date of grant, and usually will become exercisable (at the discretion of our compensation committee) in one or more installments after the grant date, subject to the participant’s continued employment with us and/or subject to the satisfaction of our performance targets and individual performance targets established by our compensation committee. NQSOs may be granted for a maximum 10 year term.

•	Incentive Stock Options are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal

Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the 10 years after the date of grant, but may be subsequently modified to disqualify them from treatment as ISOs. Under the 2000 plan, in the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2000 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•	Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

•	Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other award, but alternatively may be based upon criteria such as book value. There are no restrictions in the 2000 plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by our compensation committee in the SAR agreements. Our compensation committee may elect to pay SARs in cash or in common stock or in a combination of both.

Corporate Transactions. In the event of a sale of the company, each option granted under the 2000 plan will become vested and exercisable if, within 12 months following the sale of the company the option holder is terminated by the company other than for cause or resigns for good reason. Under the 2000 plan, a sale of the company is generally defined as:

•	a merger, consolidation or other transaction in which we are a party, other than a merger or consolidation which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities; or

•	the sale, exchange, or transfer of all or substantially all of our assets.

Securities Laws and Federal Income Taxes. The 2000 plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2005 plan.

Executive Employment Agreements

Messrs. Geiger, Fugate, Morrice, Batelaan, Gatch, Lyon, Oesterling, Robinson, Craver and Abkemeier and Ms. Strow are at-will employees. We have entered into employment agreements with each of our executive officers. Each of these employment agreements provides for:

•

in the event that the executive is terminated without cause or if the executive resigns with good reason, continued payment to the executive of his or her base salary for 12 months, accelerated vesting of 20% of each of the executive’s stock awards on the date of termination and, with respect to stock awards granted to the executive on or after the effective date of the employment agreement, a one-year period for the executive to exercise such stock awards following the date of termination (two years in the case of Mr. Geiger);

•	in the event of the executive’s death or if the executive is terminated without cause or resigns with good reason following certain change of control events, immediate vesting of all of the executive’s unvested stock awards;

•	in the event the executive’s employment is terminated as a result of his or her disability, accelerated vesting of the executive’s unvested stock awards so that 60% of each such stock award is vested as of the date of termination (if not already vested to that percentage); and

•	nondisclosure of our confidential information and, after the termination of the executive’s employment with us, non-solicitation of our employees and a one-year non-compete.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Registration Rights Agreement

We have entered into a registration rights agreement with Madison Dearborn Partners, Battery Ventures, Vantage Point Venture Partners, B-ETC, 118 Capital Fund LLC, Liberty Mutual Insurance Company, CCOS Florida Limited, Black Diamond Capital, Ballast Point Ventures, certain of each of their affiliates and certain other individuals. Under the agreement, the holders of our preferred stock have rights to register shares of our capital stock. For three years after this offering, holders of registrable securities, as defined in the agreement, will have the right to require us to effect registration under the Securities Act of their registrable securities, subject to specific value minimums and our board of directors’ right to defer the registration for a period of up to 180 days in certain circumstances. These stockholders also have the right to cause us to register their securities on Form S-3 when it becomes available to us if they propose to register securities having a value of at least $10 million, subject to the board of directors’ right to defer the registration for a period of up to 90 days. In addition, if we propose to register securities under the Securities Act, then the stockholders who are party to the agreement will have a right (which they have waived for this offering), subject to quantity limitations we determine, or determined by underwriters if the offering involves an underwriting, to request that we register their registrable securities. We will bear all registration expenses (but only up to $50,000 for registrations on Form S-3) incurred in connection with registrations. We have agreed to indemnify the investors against liabilities related to the accuracy of the registration statement used in connection with any registration effected under the agreement.

As part of their lock-up agreements with the underwriters, some of our stockholders have agreed not to make any demand for or exercise any rights with respect to the registration of their shares for a period of at least 180 days following the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. on behalf of the underwriters.

Stockholders Agreement

We have entered into an agreement with Madison Dearborn Partners, Battery Ventures, Vantage Point Venture Partners, B-ETC, 118 Capital Fund LLC, Liberty Mutual Insurance Company, CCOS Florida Limited, BVCF, Black Diamond Capital, Ballast Point Ventures, certain of each of their affiliates and certain other individuals that, among other things, provides them with the right to designate some members of our board of directors and contains certain transfer restrictions on our shares. Battery Ventures and VantagePoint each have the right to appoint one director to the board of directors, MDCP has the right to appoint two directors, our chief executive officer has the right to appoint one director, Battery Ventures, VantagePoint and MDCP together have the right to appoint one outside director and the holders of our Series C preferred stock have the right to appoint one director. Messrs. Geiger, Grissom, Perry, Abate, Chapple, Luttrell and Rothman have been appointed pursuant to the stockholders agreement. These provisions of the stockholders agreement will terminate by their terms upon consummation of this offering.

Executive Purchase Agreements

We have agreements with our named executive officers, as described in “Management—Executive Employment Agreements.”

Relationship with Cisco Capital and Cisco Systems

Cisco Capital, our principal lender and one of our principal stockholders, is affiliated with a major supplier of equipment to us. In the year ended December 31, 2004, we purchased $13.5 million of equipment and services from Cisco Systems through financing from Cisco Capital.

We are a party to a credit agreement with Cisco Capital under which we currently owe $62.9 million. As of June 30, 2005, the effective interest rate under our credit facility for all borrowings outstanding was 6.75%. When we entered into the credit agreement with Cisco Capital, we granted warrants and other rights to Cisco Capital that, upon the consummation of this offering, will permit Cisco Capital to acquire up to 713,593 shares of our common stock at an exercise price of $0.04 per share and up to 6,435 shares of our common stock at an exercise price of $3.88 per share, at any time on or before March 31, 2010. We are currently in compliance with all conditions, restrictions, and covenants contained in the credit facility. In accordance with an arrangement we have with Cisco Capital, we expect to use proceeds of this offering to terminate our credit facility with Cisco Capital and to repay all outstanding principal and accrued interest, at which time we will have no outstanding indebtedness.

Employment Agreements

Each of our named executive officers currently employed by us is a party to an employment agreement with us. See “Management—Executive Employment Agreements.”

Participation in this Offering

Concurrently with our offering to the public and pursuant to this prospectus, we are also offering shares of our common stock to two of our directors, Messrs. D. Scott Luttrell and Robert Rothman, who have indicated an interest in purchasing an aggregate of $3.0 million of shares of our common stock.

PRINCIPAL STOCKHOLDERS

The following table provides summary information regarding the beneficial ownership of our outstanding capital stock as of July 31, 2005, after giving effect to a 1 for 3.88 reverse stock split, for:

•	each of the executive officers;

•	each of our directors;

•	each person or group who beneficially owns more than 5% of our capital stock; and

•	all of our directors and executive officers as a group.

Except as otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. The address for each director and executive officer is c/o Cbeyond Communications, Inc., 320 Interstate North Parkway, Suite 300, Atlanta, Georgia 30339.

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering (1)		Percentage Owned After this Offering (1)
	Number	Percent	Without Over-Allotment	With Over-Allotment
Executive Officers and Directors
James F. Geiger (2)	880,263	4.45%	3.40%	3.29%
J. Robert Fugate (3)	205,069	1.07%	*	*
Robert R. Morrice (4)	166,021	*	*	*
Richard J. Batelaan (5)	48,204	*	*	*
Brian E. Craver (6)	90,547	*	*	*
Christopher C. Gatch (7)	87,131	*	*	*
Henry C. Lyon (8)	6,443	*	*	*
Brooks A. Robinson (9)	55,276	*	*	*
Joseph Oesterling (10)	52,521	*	*	*
Julia O. Strow (11)	42,223	*	*	*
Kurt Abkemeier	—	*	*	*
Anthony M. Abate (12)	17,139	*	*	*
Douglas C. Grissom (13)	5,620,062	29.65%	22.43%	21.66%
D. Scott Luttrell (14)	472,919	2.49%	2.33%	2.25%
James N. Perry, Jr. (15)	5,620,062	29.65%	22.43%	21.66%
John Chapple (16)	8,590	*	*	*
Robert Rothman (17)	453,302	2.39%	2.25%	2.18%
All directors and executive officers as a group (17 persons)	8,205,709	43.29%	32.74%	31.63%

Beneficial owners of 5% or more
Madison Dearborn Partners III, L.P. (18)	5,620,062	29.65%	22.43%	21.66%
VantagePoint Venture Partners (19)	3,422,441	18.05%	13.66%	13.19%
Battery Ventures (20)	3,250,981	17.15%	12.97%	12.53%
Cisco Systems Capital Corporation (21)	1,767,732	8.98%	6.86%	6.63%
Adams Street Partners, LLC (22)	1,106,898	5.84%	4.42%	4.27%
Metalmark Capital LLC (23)	1,021,901	5.39%	4.08%	3.94%

*	Less than 1% beneficial ownership.

(1)

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by the stockholder. The number of shares beneficially owned by a person includes shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of July 31, 2005 and not subject to repurchase as of that date. Shares issuable pursuant to options and warrants are deemed outstanding for calculating the percentage ownership of the person holding the options and warrants but are not deemed outstanding for the purposes of calculating the percentage ownership of any other person. For purposes of this table, the number of shares of common stock outstanding as of July 31, 2005 is deemed to be 18,955,735. For purposes of calculating the percentage beneficially owned by any person, shares of common stock issuable to such person upon the exercise of any options or warrants exercisable within 60 days of July 31, 2005 are also assumed to be outstanding.

(2)	Includes options for 824,646 shares of common stock.

(3)	Includes options for 184,131 shares of common stock.

(4)	Includes options for 159,464 shares of common stock.

(5)	Includes options for 37,153 shares of common stock.

(6)	Includes options for 75,111 shares of common stock.

(7)	Includes options for 72,438 shares of common stock.

(8)	Includes options only.

(9)	Includes options for 48,282 shares.

(10)	Includes options for 47,976 shares.

(11)	Includes options for 40,573 shares of common stock.

(12)	Includes options only.

(13)	Consists of shares owned by Madison Dearborn Capital Partners III, L.P. Mr. Grissom is a Director of Madison Dearborn Partners and as such shares voting and investment power with other directors. Mr. Grissom disclaims beneficial ownership of the shares owned by Madison Dearborn Capital Partners III, L.P.

(14)	Includes options for 8,591 shares. Mr. Luttrell is the Chief Executive Officer and founder of LCM Group, Inc. 118 Capital Fund, Inc. owns 414,466 shares; LCM Profit Sharing Plan owns 4,533 shares; and 2514 Multi-Strategy Fund LP owns 45,330 shares. 118 Capital Fund, Inc., LCM Profit Sharing Plan and 2514 Multi-Strategy Fund LP are part of an affiliated group of investment partnerships commonly controlled by LCM Group, Inc. Mr. Luttrell has indicated an interest in purchasing, concurrently with our offering to the public generally, an aggregate of $1.5 million of our common stock directly from us and not through underwriters or any brokers or dealers. Assuming an initial public offering price of $13.50 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, we will offer 111,111 shares to Mr. Luttrell and, after giving effect to his purchase, he will beneficially own a total of 584,031 shares of our common stock, representing the percentage owned after this offering as indicated in the above table.

(15)	Consists of shares owned by Madison Dearborn Capital Partners III, L.P. Mr. Perry is a Managing Director of Madison Dearborn Partners and as such shares voting and investment power with other directors. Mr. Perry disclaims beneficial ownership of the shares owned by Madison Dearborn Capital Partners III, L.P.

(16)	Includes options only.

(17)	Consists of shares owned by Black Diamond Capital II, LLC. Mr. Rothman is Chairman and Chief Executive Officer of Black Diamond Capital II, LLC, and as such shares voting and investment power with respect to such shares. Mr. Rothman has indicated an interest in purchasing, concurrently with our offering to the public generally, an aggregate of $1.5 million of our common stock directly from us and not through underwriters or any brokers or dealers. Assuming an initial public offering price of $13.50 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, we will offer 111,111 shares to Mr. Rothman and, after giving effect to his purchase, he will beneficially own a total of 564,414 shares of our common stock, representing the percentage owned after this offering as indicated in the above table. Mr. Rothman may be considered an affiliate or associated person of a broker-dealer that is not participating in this offering. He represents that he acquired his shares in the ordinary course of business and at the time of purchase had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

(18)	Includes 5,489,924 shares owned by Madison Dearborn Capital Partners III, L.P.; 121,899 shares owned by Madison Dearborn Special Equity III, LP; and 8,239 shares owned by Special Advisors Fund I, LLC. Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, LP and Special Advisors Fund I LLC are part of an affiliated group of investment partnerships and limited liability companies commonly controlled by Madison Dearborn Partners III, L.P. Messrs. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff have joint control over the shares held by Madison Dearborn Partners, and as such, they share voting and investment power with respect to such shares. Messrs. Canning, Jr., Finnegan and Mencoff disclaim beneficial ownership with respect to such shares. The address of this stockholder is c/o Madison Dearborn Partners, Three First National Plaza, Suite 3800, Chicago, IL 60602.

(19)

Includes 1,001,035 shares owned by VantagePoint Venture Partners III(Q), LP; 122,344 shares owned by VantagePoint Venture Partners III, LP; 2,063,179 shares owned by VantagePoint Venture Partners IV(Q), LP; 207,654 shares owned by VantagePoint Ventures Partners IV, LP; and 28,229 shares owned by VantagePoint Venture Partners IV Principals Fund, LP. VantagePoint Venture Partners III(Q), LP, VantagePoint Venture Partners III, LP, VantagePoint Venture Partners IV(Q), LP, VantagePoint Ventures Partners IV, LP and Venture Partners IV Principals Fund, LP are part of an affiliated group of investment partnerships commonly controlled by VantagePoint Venture Partners. Messrs. Alan Salzman and James Marver are managing members of the general partners of the limited partnerships that hold such shares, and as such, they share voting and investment power with respect to such shares. Messrs. Salzman and Marver disclaim beneficial ownership with respect to such shares. The address of this stockholder is c/o VantagePoint Venture Partners, 444 Madison Avenue, 39th Floor, New York, NY 10022.

(20)	Includes 2,994,701 shares owned by Battery Ventures V, LP; 191,256 shares owned by Battery Ventures Convergence Fund, LP; and 65,024 shares owned by Battery Investment Partners V, LLC. Battery Ventures V, LP, Battery Ventures Convergence Fund, LP and Battery Investment Partners V, LLC are part of an affiliated group of investment partnerships and limited liability companies commonly controlled by Battery Ventures. The address of this stockholder is c/o Battery Ventures, 20 William Street, Suite 200, Wellesley, MA 02481.

(21)	Includes warrants to purchase 720,029 shares of common stock. Cisco Systems Capital Corporation is a wholly-owned subsidiary of Cisco Systems, Inc. The address of this stockholder is 6005 Plumas Street, Suite 101, Reno, NV 89509.

(22)	Represents shares owned by BVCF IV, of which Adams Street Partners, LLC is the general partner. Mr. George Spencer is a member of Adams Street Partners, LLC and has shared voting and investment power with respect to such shares. The address of this stockholder is c/o Adams Street Partners, One North Wacker Dr., Suite 2200, Chicago, IL 60606.

(23)	Represents shares owned by Capital Partners IV Technology Holdings L.P., which is jointly owned by Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P. and Morgan Stanley Dean Witter Capital Investors IV, L.P. Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P. and Morgan Stanley Dean Witter Capital Investors IV, L.P. are managed by an affiliate of Metalmark Capital LLC pursuant to an agreement between an affiliate of Morgan Stanley and such affiliate of Metalmark. Metalmark is an independent private equity firm managed by former senior members of Morgan Stanley Capital Partners, and as such, they share voting and investment power with respect to such shares. The former senior members of Morgan Stanley Capital Partners disclaim beneficial ownership with respect to such shares. The address of this stockholder is 1177 Avenue of the Americas, 40th floor, New York, NY 10036. MSDW IV may be considered an affiliate or associated person of a broker-dealer that is not participating in this offering. It represents that it acquired its shares in the ordinary course of business and at the time of purchase had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, $0.01 par value and 15,000,000 shares of preferred stock, $0.01 par value, the rights and preferences of which may be designated by the board of directors. The following description of our capital stock is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our second amended and restated certificate of incorporation, which will become effective as of the completion of this offering, and our amended and restated bylaws, both of which will be in effect upon the completion of this offering. As of June 30, 2005, there were 162,066 shares of our common stock issued and outstanding, 17,074,992 shares of Series B preferred stock issued and outstanding and 525,605 shares of Series C preferred stock issued and outstanding. As of June 30, 2005, the preferred stock was convertible into 18,600,597 shares of common stock. All of the preferred stock will automatically convert into shares of common stock immediately prior to the completion of this offering. The number of shares of common stock our preferred stock converts into at the time of this offering will be 18,600,597 shares plus an additional number of shares based on the dividends that accrue on the preferred stock between June 30, 2005 and the date of this offering.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares that we offer in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Preferred Stock

Immediately prior to the completion of this offering, all of our outstanding Series B and Series C preferred stock will convert into common stock. After the completion of this offering, the board of directors will be authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 15,000,000 shares of preferred stock in one or more series and to fix the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company. We have no present plans to issue any shares of preferred stock.

Warrants

As of June 30, 2005, there were warrants outstanding to purchase a total of 720,028 shares of common stock. The warrant to purchase 713,593 shares at $0.04 per share and the warrant to purchase 6,435 shares at $3.88 per share will both expire in March 2010.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

As noted above, our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult.

Election and Removal of Directors. Our certificate and bylaws provides for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. Directors may be removed only for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, as it generally makes it more difficult for stockholders to replace a majority of directors.

Stockholder Meetings. Our bylaws provide that the stockholders may not call a special meeting of our stockholders. Instead, only the board of directors or the president will be able to call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or one of its committees.

Delaware Anti-Takeover Law. We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination,” as defined in clause (c)(3) of that section, with an “interested stockholder,” as defined in clause (c)(5) of that section, for a period of three years after the time the stockholder became an interested stockholder, subject to limited exceptions provided under Section 203.

Limitation of Officer and Director Liability and Indemnification Arrangements. Our certificate limits the liability of our directors to the maximum extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

•	the officer or director did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

Our charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of our company.

Transfer Agent and Registrar

Wachovia Bank, N.A. is the transfer agent and registrar for the common stock.

Nasdaq National Market

We have applied for the qualification of our common stock on the Nasdaq National Market under the symbol “CBEY.”

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

CIRCULAR 230 DISCLOSURE

TO COMPLY WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE; (B) ANY SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER AND THE UNDERWRITERS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN BY THE ISSUER; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	partnerships or other pass-through entities or investors in such entities;

•	“controlled foreign corporations,” “passive foreign corporations,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation for U.S. tax purposes created or organized in the United States or under the laws of the United States or of any state therein or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has made an election to be treated as a U.S. person.

Distributions

If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS in a timely manner.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless;

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding at a rate of up to 31%, with a current rate of 28%, may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Payments of the proceeds from a disposition of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

SHARES ELIGIBLE FOR FUTURE SALE

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following this offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Prior to this offering, there was no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate of 25,441,245 shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The shares we are offering to two of our directors will be subject to the lock-up agreements described in “Lock-Up Agreements,” and the directors are affiliates of ours and would be subject to the volume limitations of Rule 144 described below. In addition to the shares sold in this offering, the shares eligible for sale in the public market are as follows:

Number of Shares	Date
7,870	As of the date of this prospectus.

31,459	After 90 days from the date of this prospectus (subject, in some cases, to volume limitations).

19,297,342	At various times after 180 days from the date of this prospectus as described below under “Lock-up Agreements.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 254,412 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

All of our officers and directors and stockholders representing an aggregate of over 90% of our common stock outstanding after conversion of our preferred stock and immediately prior to the completion of this offering have entered into lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock held by them as of the completion of this offering or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of at least 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. on behalf of the underwriters.

Options

Upon completion of this offering, stock options to purchase a total of 3,306,481 shares of our common stock will be outstanding. These stock options have a weighted average exercise price of $6.02 and a weighted average of 7.9 years until expiration.

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering 3,306,481 shares of our common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our stock option plans. Accordingly, shares registered under the registration statement on Form S-8 will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above. See “Management—Employee Benefit Plans.”

Warrants

Upon completion of this offering, there will be warrants outstanding to purchase 713,593 shares of our common stock at $0.04 per share and 6,435 shares of our common stock at $3.88 per share, all of which will expire in March 2010.

Registration Rights

Upon completion of this offering, the holders of 19,171,702 shares of our common stock will have rights to require or participate in the registration of those shares under the Securities Act. The holder of warrants to purchase 720,028 shares of our common stock upon exercise of such warrants will also be entitled to piggyback registration rights with respect to shares of our common stock issuable upon the exercise of such warrant. As part of the lock-up agreements described above, all of our officers and directors and stockholders representing an aggregate of over 90% of our common stock outstanding after conversion of our preferred stock and immediately prior to the completion of this offering have agreed not to make any demand for or exercise any rights with respect to the registration of those shares for a period of at least 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. on behalf of the underwriters. For a detailed description of certain of these registration rights see “Certain Relationships and Related Transactions—Registration Rights Agreement.”

UNDERWRITING

Deutsche Bank Securities Inc. will act as book-running manager for our offering to the public. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of shares of our common stock for sale to the public:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Raymond James & Associates, Inc.
Thomas Weisel Partners LLC
ThinkEquity Partners LLC
Total	5,882,353

Concurrently with our offering to the public, we are offering shares of our common stock to Messrs. D. Scott Luttrell and Robert Rothman, who have indicated an interest in purchasing shares of our common stock at the public offering price with an aggregate price of $3.0 million, which represents an aggregate of 222,222 shares of our common stock assuming an initial public offering price of $13.50 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus. Messrs. Luttrell and Rothman are members of our board of directors. We are offering these shares directly to Messrs. Luttrell and Rothman and not through underwriters or any brokers or dealers. The shares offered to Messrs. Luttrell and Rothman will not be subject to any underwriting discounts or commissions. The shares will not be purchased unless the offering to the public is consummated.

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock we are offering to the public are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriting agreement provides that the underwriters will purchase all of the shares of our common stock offered to the public pursuant to this prospectus if any of these shares are purchased. The underwriters are not obligated to purchase the shares covered by the over-allotment option described below.

We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option to purchase up to an aggregate of 882,352 additional shares of our common stock. The option is exercisable not later than 30 days after the date of this prospectus. Under the option, the underwriters may purchase the 882,352 additional shares of our common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, and only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise the option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of our common stock subject to the option as the number of shares of our common stock to be purchased by it in the above table bears to the total number of shares of our common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of our common stock to the underwriters to the extent the option is exercised. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 5,882,353 shares are being offered to the public by this prospectus.

The underwriting discounts and commissions per share are equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of our common stock. The underwriting discounts and commissions are         % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

	Per Share				Total
	Without Over-allotment		With Over-allotment		Without Over-allotment		With Over-allotment
Underwriting discounts and commissions payable by us	$		$		$		$
Expenses payable by us		$0.56		$0.49		$3,298,053		$3,298,053

In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $3.3 million.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and stockholders representing an aggregate of over 90% of our common stock outstanding after conversion of our preferred stock and immediately prior to the completion of this offering, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc., as representative of the underwriters. This consent may be given at any time without public notice. 18,809,921 shares of our common stock will be subject to these lock-up agreements. An additional 533,173 shares of our common stock will be subject to similar lock-up agreements with us. We have entered into a similar agreement with the representative of the underwriters.

If we release earnings results or announce material news during the last 17 days of the lock-up period, or if prior to the expiration of the lock-up period we announce that we will release earnings during the 15-day period following the last day of the lock-up period, then the lock-up period automatically will be extended until the end of the 18-day period beginning on the date of the earnings release or material news announcement unless Deutsche Bank Securities Inc., as representative of the underwriters, waives such extension in writing.

On December 29, 2004, affiliates of Raymond James & Associates, Inc. purchased 655,737 shares of our Series C Preferred Stock, representing 169,004 shares of common stock after conversion of the preferred stock and the completion of the reverse stock split, in a private placement. These shares may be deemed by the NASD to be underwriting compensation pursuant to Conduct Rule 2710 of the NASD. In addition, unless an exemption is granted by the NASD or is otherwise available under Conduct Rule 2710, these shares will be subject to lock-up restrictions under Conduct Rule 2710(g) for the 180-day period immediately following the commencement of sales in this offering.

At our request, the underwriters have agreed to reserve up to 5% of the shares of common stock for sale at the initial offering price to our directors, officers, employees, business associates, and other parties related to us. We will indemnify the underwriters for certain liabilities they may incur in connection with the offering to the public of shares to such persons. The number of shares available for sale to the public will be reduced to the extent these persons purchase the reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered in this prospectus.

The representative of the underwriters advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with our offering to the public, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include over-allotments or short sales, purchases to cover positions created by short sales and stabilizing transactions.

Over-allotment involves the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, which creates a short position. The short position may be either a covered short position or a naked short position. In covered short positions, the number of shares over-allotted by the underwriters is not greater than the number of shares the underwriters may purchase from us in this offering pursuant to the over-allotment option. The underwriters may close out any short position either by exercising their over-allotment option with us or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. In naked short positions, the number of shares involved is greater than the number of shares subject to the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

A prospectus in electronic format will be made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of This Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representative of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Latham & Watkins LLP, Washington, D.C. Various regulatory matters will be passed upon for us by Swidler Berlin LLP, Washington, D.C. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cbeyond Communications, Inc., and subsidiaries at December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

The registration statement and the exhibits thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC’s website at http://www.sec.gov. You may request copies of the filing, at no cost, by telephone at (678) 424-2400 or by mail at Cbeyond Communications, Inc., 320 Interstate North Parkway, Suite 300, Atlanta, Georgia 30339.

As a result of this offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We are not currently subject to those requirements. We will furnish our stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

Index to Consolidated Financial Statements

Years ended December 31, 2002, 2003 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Cbeyond Communications, Inc.

We have audited the accompanying consolidated balance sheets of Cbeyond Communications, Inc. and Subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia

May 14, 2005, except Note 15 as to which the date is October 26, 2005

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except per share amounts)

	December 31		June 30
	2003	2004	2005
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,127	$22,860	$23,498
Marketable securities	21,079	14,334	10,000
Accounts receivable, net of allowance for doubtful accounts of $785 and $1,033 as of December 31, 2003 and 2004, respectively, and $1,735 as of June 30, 2005	4,175	5,356	8,029
Prepaid expenses	1,227	1,420	1,654
Other assets	635	1,047	834

Total current assets	32,243	45,017	44,015

Property and equipment, net	52,555	51,947	50,416
Long-term investments	267	567	303
Restricted cash equivalents	823	762	787
Deferred customer installation costs	597	525	520
Deferred public offering cost	—	—	1,465
Other assets	563	385	364

Total assets	$87,048	$99,203	$97,870

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(CONTINUED)

(Amounts in thousands, except per share amounts)

	December 31		June 30
	2003	2004	2005
			(unaudited)
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$5,773	$5,327	$4,560
Accrued compensation and benefits	2,542	3,945	3,015
Accrued taxes	4,293	4,839	5,197
Accrued telecommunications costs	3,080	3,788	5,679
Accrued professional fees	640	862	1,561
Deferred rent	531	994	1,427
Deferred customer revenue	—	638	1,932
Deferred installation revenue	571	693	671
Other accrued expenses	858	1,153	1,711
Current portion of capital lease obligations	293	336	369
Current portion of long-term debt	11,422	13,666	14,671

Total current liabilities	30,003	36,241	40,793

Deferred installation revenue	597	525	520
Long-term portion of capital lease obligations	718	382	195
Long-term debt	56,206	56,665	53,236
Convertible Series B preferred stock, $0.01 par value; 15,206 shares authorized; 12,398, 12,407, and 12,407 shares issued and outstanding at December 31, 2003 and 2004 and June 30, 2005, respectively	54,835	62,068	65,957
Convertible Series C preferred stock, $0.01 par value; 1,546 shares authorized; 1,437 shares issued and outstanding	—	16,895	17,936
Stockholders’ deficit:
Common stock, $0.01 par value; 65,722 shares authorized, 124, 132 and 162 shares issued and outstanding at December 31, 2003 and 2004 and June 30, 2005, respectively	1	1	2
Deferred stock compensation	(1,432)	(1,210)	(912)
Additional paid-in capital	78,543	78,598	78,482
Accumulated deficit	(132,423)	(150,962)	(158,339)

Total stockholders’ deficit	(55,311)	(73,573)	(80,767)

Total liabilities and stockholders’ deficit	$87,048	$99,203	$97,870

See accompanying notes.

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	Year ended December 31			Six months ended June 30
	2002	2003	2004	2004	2005
				(unaudited)

Revenue	$20,956	$65,513	$113,311	$51,452	$73,358

Operating expenses:
Cost of service (exclusive of depreciation and amortization of $6,672, $12,947, $17,611, $8,362 and $9,783 respectively, shown separately below)	11,558	21,815	31,725	14,083	21,824
Selling, general and administrative (exclusive of depreciation and amortization of $7,544, $8,324, $5,036 $3,169 and $1,869, respectively, shown separately below)	42,197	48,085	65,159	30,318	41,288
Write-off of public offering costs	—	—	1,103	—	—
Depreciation and amortization	14,216	21,271	22,647	11,531	11,652

Total operating expenses	67,971	91,171	120,634	55,932	74,764

Operating loss	(47,015)	(25,658)	(7,323)	(4,480)	(1,406)

Other income (expense):
Interest income	411	715	637	328	508
Interest expense	(4,665)	(2,333)	(2,788)	(1,615)	(1,315)
Gain recognized on troubled debt restructuring	4,338	—	—	—	—
Loss on disposal of property and equipment	(222)	(1,986)	(1,746)	(425)	(273)
Other income (expense), net	(35)	(220)	(236)	(149)	(22)

Net loss	(47,188)	(29,482)	(11,456)	(6,341)	(2,508)
Dividends accreted on preferred stock	(958)	(6,254)	(7,083)	(3,411)	(4,869)

Net loss attributable to common stockholders	$(48,146)	$(35,736)	$(18,539)	$(9,752)	$(7,377)

Net loss attributable to common stockholders per common share:
Basic and diluted	$(429.88)	$(310.75)	$(143.71)	$(76.79)	$(50.18)

Weighted average common shares outstanding:
Basic and diluted	112	115	129	127	147

See accompanying notes.

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(Amounts in thousands)

	Common Stock		Additional Paid-in Capital	Deferred Compensation	Officer Notes Receivable	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Par Value
Balance at December 31, 2001	—	$—	$—	$—	$(300)	$(48,541)	$(48,841)
Conversion of Class A preferred stock to common stock	112	1	74,509	—	—	—	74,510
Issuance of warrants for common stock in connection with debt restructuring	—	—	2,657	—	—	—	2,657
Issuance of stock options to vendors for services	—	—	22	—	—	—	22
Forgiveness of notes receivable from officers	—	—	—	—	300	—	300
Accretion of preferred dividends	—	—	—	—	—	(958)	(958)
Accretion of issuance costs	—	—	(21)	—	—	—	(21)
Net and comprehensive loss	—	—	—	—	—	(47,188)	(47,188)

Balance at December 31, 2002	112	1	77,167	—	—	(96,687)	(19,519)
Exercise of stock options	12	—	49	—	—	—	49
Issuance of stock options to employees	—	—	1,477	(1,477)	—	—	—
Deferred stock compensation expense	—	—	—	21	—	—	21
Forfeiture of options	—	—	(24)	24	—	—	—
Accretion of preferred dividends	—	—	—	—	—	(6,254)	(6,254)
Accretion of issuance costs	—	—	(126)	—	—	—	(126)
Net and comprehensive loss	—	—	—	—	—	(29,482)	(29,482)

Balance at December 31, 2003	124	1	78,543	(1,432)	—	(132,423)	(55,311)
Exercise of stock options	8	—	30	—	—	—	30
Issuance of stock options to employees	—	—	191	(191)	—	—	—
Issuance of stock options to non-employees for services	—	—	78	(78)	—	—	—
Deferred stock compensation expense	—	—	—	375	—	—	375
Forfeiture of options	—	—	(116)	116	—	—	—
Accretion of preferred dividends	—	—	—	—	—	(7,083)	(7,083)
Accretion of issuance costs	—	—	(128)	—	—	—	(128)
Net and comprehensive loss	—	—	—	—	—	(11,456)	(11,456)

Balance at December 31, 2004	132	1	78,598	(1,210)	—	(150,962)	(73,573)
Exercise of stock options	30	1	115	—	—	—	116
Issuance of stock options to non-employees for services	—	—	16	(16)	—	—	—
Deferred stock compensation expense	—	—	—	152	—	—	152
Forfeiture of options	—	—	(162)	162	—	—	—
Accretion of preferred dividends	—	—	—	—	—	(4,869)	(4,869)
Accretion of issuance costs	—	—	(85)	—	—	—	(85)
Net and comprehensive loss	—	—	—	—	—	(2,508)	(2,508)

Balance at June 30, 2005 (unaudited)	162	$2	$78,482	$(912)	$—	$(158,339)	$(80,767)

See accompanying notes.

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31			Six Months Ended June 30
	2002	2003	2004	2004	2005
				(unaudited)
Operating activities
Net loss	$(47,188)	$(29,482)	$(11,456)	$(6,341)	$(2,508)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	14,216	21,271	22,647	11,531	11,652
Provision for doubtful accounts	1,107	1,369	2,393	1,236	1,723
Loss on disposal of property and equipment	222	1,986	1,746	425	273
Non-cash portion of interest expense	390	—	—	—	—
Compensation expense from forgiveness of officer notes receivable	300	—	—	—	—
Interest expense offset by reduction in carrying value in excess of principal	(449)	(2,578)	(2,281)	(1,226)	(961)
Write-down of marketable securities to fair value	—	220	235	149	—
Gain recognized on troubled debt restructuring	(4,338)	—	—	—	—
Non-cash stock compensation expense	—	21	362	178	134
Issuance of stock options to vendors for services	22	—	13	—	18
Changes in operating assets and liabilities:
Accounts receivable	(3,061)	(2,971)	(3,574)	(2,089)	(4,396)
Prepaid expenses and other current assets	(567)	(3)	(603)	(944)	(22)
Other receivables	304	—	—	—	—
Other assets	(720)	(183)	516	67	(1,437)
Accounts payable	2,382	180	(446)	(2,200)	(767)
Accrued employee benefits	402	1,333	1,403	55	(930)
Other accrued expenses	2,909	2,901	2,994	1,068	5,211
Other liabilities	480	41	(72)	(72)	(5)

Net cash provided by (used in) operating activities	(33,589)	(5,895)	13,877	1,837	7,985

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

(Amounts in thousands)

	Year ended December 31			Six Months Ended June 30
	2002	2003	2004	2004	2005
				(unaudited)

Investing activities
Purchases of property and equipment	(5,190)	(9,083)	(10,192)	(5,997)	(6,319)
Increase from restricted cash equivalents	124	193	61	225	(25)
Purchases of marketable securities	(7,074)	(14,492)	(11,790)	(12,470)	(9,839)
Proceeds from asset disposals	20	7	—	—	—
Redemption of marketable securities	—	28,000	18,000	18,000	14,437

Net cash provided by (used in) investing activities	(12,120)	4,625	(3,921)	(242)	(1,746)

Financing activities
Proceeds from long-term debt	7,023	5,959	1,003	713	246
Repayment of long-term debt and capital leases	(471)	(5,081)	(9,861)	(4,583)	(5,908)
Proceeds from issuance of preferred stock, net	42,112	—	16,917	—	—
Repayment of officer loan	50	—	—	—	—
Proceeds from exercise of stock options	—	49	30	21	116
Financing issuance costs	(828)	—	(312)	(301)	(55)

Net cash provided by (used in) financing activities	47,886	927	7,777	(4,150)	(5,601)

Net increase (decrease) in cash and cash equivalents	2,177	(343)	17,733	(2,555)	638
Cash and cash equivalents at beginning of year	3,293	5,470	5,127	5,127	22,860

Cash and cash equivalents at end of year	$5,470	$5,127	$22,860	$2,572	$23,498

Supplemental disclosure
Interest paid	$4,662	$4,910	$5,070	$2,841	$2,276

Non-cash purchases of property and equipment	$23,257	$17,122	$13,549	$6,540	$4,045

See accompanying notes.

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

(Amounts in thousands, except per share amounts)

1.    Description of Business

Cbeyond Communications, Inc., a privately held communications service provider, was incorporated on March 28, 2000 in Delaware, for the purpose of providing voice and broadband data services to small and medium size business users in major metropolitan areas across the United States. As of December 31, 2004, these services were provided in the metropolitan Atlanta, Georgia; Dallas, Texas; Houston, Texas; and Denver, Colorado areas.

Until November 1, 2002, Cbeyond Communications, Inc. was a wholly-owned subsidiary of Cbeyond Investors LLC (“Investors LLC”), a holding company. On November 1, 2002, Investors LLC was merged with and into Cbeyond Communications, Inc. As of and prior to that date, Investors LLC had no operations or assets other than its ownership of Cbeyond Communications, Inc. (See Note 5).

2.    Summary of Significant Accounting Policies

Unaudited Interim Results

The accompanying June 30, 2004 and 2005 unaudited consolidated financial statements and information have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management these financial statements contain all normal adjustments considered necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Principles of Consolidation

The consolidated financial statements include the accounts of Cbeyond Communications, Inc. and its wholly-owned subsidiaries (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in the consolidation process.

Revenue Recognition

Revenues are recognized when earned. Revenue derived from local voice and data services is billed in advance and deferred until earned. Revenues derived from other telecommunications services, including long distance, excess charges over monthly rate plans and terminating access fees from other carriers, are recognized monthly as services are provided and billed in arrears.

Revenue derived from customer installation and activation is deferred and amortized over the average estimated customer life of three years on a straight-line basis. Related installation and activation costs are deferred only to the extent that revenue is deferred and are amortized on a straight-line basis in proportion to revenue recognized.

The Company’s marketing promotions include various rebates, discounts and customer reimbursements that fall under the scope of Emerging Issues Task Force (“EITF”) Issue No. 00-22, Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Offers, and Offers for Free Products or Services to be Delivered in the Future, and EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer. In accordance with these pronouncements, the Company records any cash or customer credit consideration as a reduction in revenue when earned by the customer. For rebate obligations earned over time, the Company ratably allocates the cost of honoring the rebates over the underlying rebate period.

Allowance for Doubtful Accounts

The Company has established an allowance for doubtful accounts through charges to selling, general and administrative expense. The allowance is established based upon the amount the Company ultimately expects to collect from customers, and is estimated based on a number of factors, including a specific customer’s ability to meet its financial obligations to the Company, as well as general factors, such as length of time the receivables are past due, historical collection experience and the general economic environment. Customer accounts are written off against the allowance upon disconnection of the customers’ service, at which time the accounts are deemed to be uncollectible. Generally, customer accounts are considered delinquent and service is disconnected when they are sixty days in arrears from their last payment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less at the date of purchase. The carrying amount of cash and cash equivalents approximates fair value.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents consist of certificates of deposit held as collateral for letters of credit issued on behalf of the Company. Some vendors providing services to the Company require letters of credit to be redeemed in the event the Company cannot meet its obligations to the vendor. These letters of credit are issued to the Company’s vendors, and in return, the Company is required to maintain cash or cash equivalents on hand with the bank at a dollar amount equal to the letters of credits outstanding, the majority of which is maintained in 5 year certificates of deposit, with the remainder in a restricted cash account with a commercial bank. In the event market conditions change and the letters of credit outstanding increase beyond the level of cash on hand at a commercial bank, the Company will be required to provide additional capital. The Company’s collateral requirements (restricted cash) were $823 and $762 as of December 31, 2003 and 2004, respectively.

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Marketable Securities

Marketable securities consist of highly rated asset-backed government agency obligations and other debt securities, preferred stock redeemable at the option of the Company, and mutual funds. All marketable securities are classified as investments available for sale as the Company does not have the intent or ability to hold the investments to the underlying original maturities. The Company’s investments available for sale are carried at fair value or at cost, which approximates fair value. There were no realized gains or losses on the sale of securities. The Company considers the unrealized losses at December 31, 2003 and 2004 to be other than temporary because the underlying securities held by the mutual funds are interest rate sensitive and are unlikely to recover their value in the near future. Further, due to the Company’s early growth stage, it is unlikely the Company will retain the current investments until interest rates decline. Accordingly, the Company has reflected losses of $220 and $235 in earnings for 2003 and 2004, respectively, and has reduced the cost basis of the investments to fair value.

The adjusted cost bases, which equal fair value, are as follows:

	December 31		June 30
	2003	2004	2005
			(unaudited)
Mutual Fund	$14,079	$14,334	$—
Corporate Bonds	5,000	—	10,000
Municipal Bonds	—	—	—
Other Debt Securities	2,000	—	—

Total Marketable Securities	$21,079	$14,334	$10,000

The mutual fund’s target duration is two years +/- 0.5 years, and its expected interest rate sensitivity and benchmark are based on the two-year U.S. Treasury note. Substantially all of the fund’s assets are invested in U.S. government securities and in instruments based on U.S. government securities. The balance of the fund may be invested in non-U.S. government securities rated AAA, or comparable rating, at the time of purchase. As of December 31, 2003, the Company also held debt securities consisting of corporate bonds with an estimated market value of $300 maturing on July 1, 2014, and $4,700 maturing on January 1, 2038, and preferred stock with an estimated market value of $2,000 redeemable at the option of the Company.

Property and Equipment

Property and equipment is stated at cost and depreciated over estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the lease or the duration of their economic value to the Company. Repair and maintenance costs are expensed as incurred.

Network engineering costs incurred during the construction phase of the Company’s networks are capitalized as part of property and equipment and recorded as construction-in-progress until the projects are completed and placed into service.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for income tax purposes. Such amounts are measured using enacted tax rates that are expected to be in effect when the differences reverse.

Impairment and Other Losses on Long-Lived Assets

The Company evaluates impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired. If the Company’s review indicates that the carrying value of an asset will not be recoverable, based on a comparison of the carrying value of the asset to the undiscounted cash flows, the impairment will be measured by comparing the carrying value of the asset to the fair value. Fair value will be determined based on quoted market values, discounted cash flows or appraisals. The Company’s review will be at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows of other business units.

During 2003 and 2004, the Company replaced certain categories of network equipment with newer equipment having greater functionality in order to improve network efficiency and performance. The equipment being replaced had no further use in the network, and the replacement of this class of assets comprised a substantial portion of the loss on disposal of fixed assets in each year. During the normal course of operations, the Company also writes equipment off that it is not able to recover from former customers. This equipment resides at customer locations to enable connection to the Company’s telecommunications network. The gross value of equipment written off during 2002, 2003, and 2004 was $1,014, $3,896 and $3,073, respectively.

Marketing Costs

The Company expenses marketing costs, including advertising, in support of its sales efforts as these costs are incurred. Such costs amounted to approximately $78, $278 and $1,021 during 2002, 2003 and 2004, respectively.

Deferred Financing Costs

In connection with entering into a Credit Facility with Cisco Systems Capital Corporation (“Cisco Capital”) in February 2001, the Company recorded $377 of deferred costs. In connection with the first amendment to the facility in 2002 (see Note 7), the Company recorded $103 of additional deferred loan costs. Deferred financing costs of $393, net of accumulated amortization, were written off in November 2002 as a reduction in the gain on troubled debt restructuring (see Note 7).

During March 2004, the Company recorded an additional $301 of deferred costs associated with an amendment to this facility, of which $38 has been amortized to interest expense as of December 31, 2004. The Company also recorded additional deferred costs of $11 during 2004 pertaining to an amendment which was not finalized until 2005. In accordance with the Company’s policy, these costs will begin amortizing on the effective date of the amendment over the then remaining life of the facility.

Concentrations of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of trade accounts receivable, which are unsecured. The Company’s risk is

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

limited due to the fact that there is no significant concentration with one customer or group of customers. Because the Company’s operations were conducted in Atlanta, Georgia; Dallas, Texas; Houston, Texas; and Denver, Colorado, its revenues and receivables were geographically concentrated in these cities.

Fair Value

The Company has used the following methods and assumptions in estimating its fair value disclosures for financial instruments:

•	The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, restricted cash and cash equivalents, marketable securities and accounts receivable equals or approximates their respective fair values.

•	The carrying amounts reflected in the consolidated balance sheets for long-term debt approximates fair value due to variable interest rates. The carrying amounts reported in the consolidated balance sheets for capital leases approximate fair value due to the use of imputed interest rates based on the variable interest rates of the Company’s debt.

Stock-Based Compensation

The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation- Transition and Disclosure, encourages, but does not require, companies to record compensation for stock-based employee compensation plans at fair value. Accordingly, non-cash compensation expense for stock options is determined by measuring the excess, if any, of the estimated fair value of the Company’s common stock at the date of grant over the amount an employee must pay to acquire the stock and amortizing that excess on a straight-line basis over the vesting period of the applicable stock options.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had the Company elected to adopt the fair value recognition provisions of SFAS No. 123, pro forma net loss would be as follows (see Note 9):

	Year ended December 31			Six Months ended June 30
	2002	2003	2004	2004	2005
				(unaudited)
Net loss attributable to common stockholders	$(48,146)	$(35,736)	$(18,539)	$(9,752)	$(7,377)
Add: total stock-based compensation expense determined under the intrinsic value based method	—	21	362	169	133
Deduct: total stock-based compensation expense determined under the fair value based method	(166)	(1,172)	(1,880)	(842)	(1,443)

Pro forma net loss attributable to common stockholders	$(48,312)	$(36,887)	$(20,057)	$(10,425)	$(8,687)

Net loss attributable to common stockholders per common share:
Basic and diluted—as reported	$(429.88)	$(310.75)	$(143.71)	$(76.79)	$(50.18)

Basic and diluted—pro forma	$(431.36)	$(320.76)	$(155.48)	$(82.09)	$(59.10)

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the equity instrument issued, which the Company deems more reliably measurable than the fair value of the consideration received. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance, or obligation to perform, is complete or the date on which it is probable that performance will occur.

During 2002, and 2004 , respectively, the Company issued 10 and 13 common stock options to vendors for services. In 2002, the value of the options issued amounted to $22, which was recognized at the time of issuance. In 2004, these options were valued at $78, of which $13 was recognized in selling, general and administrative expenses.

Basic and Diluted Net Loss Attributable to Common Stockholders per Common Share

Basic net loss attributable to common stockholders per common share excludes dilution for potential common stock issuances and is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. As the Company reported a net loss for all periods presented, the conversion of Preferred Stock into 17,526 shares of common stock, stock options of 2,882 and warrants of 720 was not considered in the computation of diluted net loss attributable to common stockholders per common share for the year ended December 31, 2004 because their effect is anti-dilutive.

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Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25, and amends SFAS No. 95, Statement of Cash Flows. Generally the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS No. 123(R).

SFAS No. 123(R) must be adopted by the Company no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123(R) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123(R) for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt SFAS No. 123(R) on January 1, 2006 and is still evaluating which methodology it will follow.

3.    Property and Equipment

Property and equipment consist of:

	Year ended December 31,			Six Months ended June 30
	Useful Lives	2003	2004	2005
	(In years)			(unaudited)
Network and lab equipment	3 – 5	$61,495	$79,638	$87,692
Leasehold improvements	2 – 5	2,193	2,813	3,289
Computers and software	3	23,999	26,685	28,187
Furniture and fixtures	7	1,476	1,806	2,251
Construction-in-progress		3,969	2,906	2,360

		93,132	113,848	123,779
Less accumulated depreciation and amortization		(40,577)	(61,901)	(73,363)

Property and equipment, net		$52,555	$51,947	$50,416

Substantially all the assets of the Company have been pledged as collateral for the Company’s credit facility.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2001, the Company entered into a purchase arrangement with a supplier. Under the terms of the arrangement, for each purchase of specific types of equipment, the Company earned certain incentive credits that could be used to purchase other types of equipment from the supplier. The value of earned but unused and unrecorded credits were $1,595 as of December 31, 2003. During 2004, this program ended and all credits were used by December 31, 2004.

4.    Notes Receivable from Officers

In March 2000, the Company loaned $300 to certain officers in exchange for units in a subsidiary. Interest was accrued at 6.8% per annum. The original maturity date of these loans was March 28, 2005. Additionally, in 2001, a further $50 was advanced to an officer of the Company, which was interest free and was repaid in 2002.

In January 2003, the Board of Directors of the Company elected to forgive the principal balances and accrued interest of these notes receivable. Other expense of $357 was recorded in 2002 to establish a reserve for the balances forgiven. Beginning in January 2003, the Company’s policy is to not issue loans to officers.

5.    Capitalization

Stock Purchase Agreements

On March 28, 2000, the Company entered into a Stock Purchase Agreement (“Agreement”) with Investors LLC whereby Investors LLC purchased 10,135 shares of the Company’s convertible Class A preferred stock, par value $0.01 per share, for an aggregate commitment of $13.4345 per share. Additionally, as of December 31, 2001, Investors LLC purchased one share of the Company’s common stock for $3.88.

In April 2001, Investors LLC, Cbeyond Communications, Inc. (“Cbeyond”), and Cbeyond Communications LLC (“Operating LLC”) consummated a transaction hereinafter referred to as the “Management Rollup.” Prior to this transaction, Investors LLC owned 100% of Cbeyond and Cbeyond owned 90.27% of Operating LLC.

The 9.73% minority ownership in Operating LLC was owned by the Cbeyond Founders who are also investors in Investors LLC. The Management Rollup resulted in Investors LLC directly acquiring from these Founders the preferred and common units they owned directly in Operating LLC. The transaction was completed by exchanging preferred and common units in Investors LLC for the preferred and common units in Operating LLC. The transaction resulted in the $1,629 of minority interest being reclassified to stockholders’ equity. Subsequent to this transaction, Investors LLC exchanged the preferred and common units in Operating LLC for preferred stock in Cbeyond. As a result of this transaction, Operating LLC became a wholly-owned subsidiary of Cbeyond.

In November 2002, Investors LLC merged with and into Cbeyond pursuant to an Agreement and Plan of Merger. As a result of the merger, Cbeyond became the holder of all of the assets and liabilities of Investors LLC. Under the Agreement and Plan of Merger, all of the outstanding preferred and common units of Investors LLC were converted to shares of Cbeyond’s common stock at a ratio of one share to every 100 units, regardless of class. The common stock of Cbeyond outstanding prior to the merger was cancelled.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In conjunction with the merger, Cbeyond’s certificate of incorporation was amended to authorize 16,753 shares of Series B preferred stock (“Series B”) and 65,722 shares of common stock. Immediately following the merger, pursuant to a Stock Purchase Agreement, Cbeyond issued 12,398 shares of Series B for $3.88 per share; including 753 shares issued in conjunction with the cancellation of debt (see Note 7). The merger of Investors LLC with and into Cbeyond, together with the conversion of preferred and common units of Investors LLC into Cbeyond’s common stock and the issuance of Series B in November 2002, are hereafter collectively referred to as the “November 2002 Equity Reorganization.” The difference in the amount of proceeds implied by the number of Series B shares issued and the amount of cash actually received arises from the prior overfunding of Class A preferred shares subscribed by one of the original Class A investors. This investor purchased Series B shares and was given credit toward their Series B purchase in the amount of their prior overfunding of Class A shares. Additionally, Cbeyond issued 112 shares of common stock to satisfy the conversion of the Investors LLC units noted above.

In December 2004, Cbeyond amended its certificate of incorporation to authorize 15,206 shares of Series B and 1,546 shares of Series C preferred stock (“Series C”) and, pursuant to a Stock Purchase Agreement with substantially all of the existing Series B preferred stockholders and certain other investors, Cbeyond issued 1,437 shares of Series C for $11.83 per share. Additionally, the Company issued 9 shares of Series B to an existing Series B preferred stockholder at $3.88 per share under the stockholders’ prior stock purchase agreement.

Each share of the Series B and Series C (collectively, the “Preferred Stock”) is convertible initially into one share of the Company’s common stock. The conversion price per share of common stock is equal to be the original price paid per share of Preferred Stock. All of the shares of Preferred Stock will automatically convert to common stock in the event of a firm commitment, underwritten public offering of at least $50,000 of the Company’s common stock, subject to adjustment for certain dilutive events. Beginning November 1, 2007, the holders of the Preferred Stock may require redemption of the shares in cash from the Company if certain conditions have not occurred. If the redemption provision is exercised, the repurchase price would be the greater of (a) the Liquidation Value, or (b) the fair market value per share of the Company as determined by provisions outlined in the Second Amended and Restated Shareholder Agreement.

The Preferred Stock accumulates dividends at an annual rate of 12% compounded daily on the Preferred Stock’s liquidation value. The liquidation value of the Preferred Stock is equal to the original price paid per share of Preferred Stock plus cumulative unpaid dividends. As of December 31, 2002, 2003 and 2004 and June 30, 2005, no dividends have been declared or paid and cumulative unpaid dividends on the Preferred Stock were $958, $7,212, $14,295 and $19,164 (unaudited), respectively. The Company’s amended and restated certificate of incorporation provides for the accumulated dividends to be paid in common stock in lieu of cash upon conversion of the Preferred Stock.

The holders of the Company’s common stock and Preferred Stock vote as one class, with each share of Preferred Stock entitled to one vote for each share of common stock issuable upon conversion.

As of December 31, 2004, Cbeyond was authorized to issue up to 15,206 shares of Series B and 1,546 shares of Series C, of which 12,407 and 1,437, respectively, were issued and outstanding.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Common Stock

As of December 31, 2004, 65,722 shares of common stock were authorized and 132 shares were issued and outstanding, 17,526 shares are reserved for conversion of Preferred Stock, 2,924 shares are reserved for issuance under the Company’s 2002 Stock Incentive Plan, and 720 shares are reserved for issuance upon the exercise of outstanding warrants (see Note 7).

6.    Classification of Preferred Stock

As discussed in Note 5, the Company’s Preferred Stock is redeemable through the exercise of a put option upon the vote of a majority of the holders of the Preferred Stock beginning November 1, 2007 if there has not been either a sale of the Company or a qualified initial public offering of its common stock. If the put option is exercised, the repurchase price would be the greater of (a) the Liquidation Value, or (b) the fair market value per share of the Company as determined by provisions outlined in the Second Amended and Restated Shareholder Agreement. The Company has classified its Preferred Stock outside of equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities (“Topic D-98”), because the redemption provisions of the put option are not solely within the control of the Company, without regard to the probability of whether the redemption requirements would ever be triggered.

Topic D-98 establishes that the initial carrying value of the Preferred Stock should be the fair value at the date of issuance. Topic D-98 further provides that if the Preferred Stock is not redeemable currently and that it is not probable that the security will become redeemable, then subsequent adjustments to redemption value are not necessary until it is probable that the Preferred Stock will become redeemable. Accordingly, since inception, the Company determined that it is not probable that a qualified initial public offering of its stock would not be achieved before November 1, 2007. In making this determination, the Company assessed the likelihood of redemption based on the Preferred Stock redemption provisions and the specific facts and circumstances at each reporting period. The Company’s business plan since inception was to expand into numerous major metropolitan markets replicating a similar operating model. Successful execution of this business model was predicated on obtaining significant funds through a public offering of its common stock within a reasonable period of time after inception.

As discussed in Note 5, the Preferred Stock accrues dividends at an annual rate of 12% compounded daily and are payable in common stock in lieu of cash upon conversion of the Preferred Stock. Dividends are cumulative and accrue whether or not declared by the Board of Directors. Because the dividends are cumulative and can be converted into shares of common stock at any time at the Preferred Stockholders’ option, the Company has accreted the value of these dividends.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Preferred Stock transactions during the period covered by these financial statements:

	Class A	Series B	Series C
Balance at December 31, 2001	$76,972	$—	$—
Conversion to common stock	(76,972)	2,462	—
Issuance of preferred stock	—	42,112	—
Issuance of preferred stock in connection with debt restructuring	—	2,902	—
Accretion of preferred dividends	—	958	—
Accretion of issuance costs	—	21	—

Balance at December 31, 2002	—	48,455	—
Accretion of preferred dividends	—	6,254	—
Accretion of issuance costs	—	126	—

Balance at December 31, 2003	—	54,835	—
Issuance of preferred stock	—	35	16,882
Accretion of preferred dividends	—	7,072	11
Accretion of issuance costs	—	126	2

Balance at December 31, 2004	—	62,068	16,895
Adjustments to issuance costs	—	—	(24)
Accretion of preferred dividends	—	3,826	1,043
Accretion of issuance costs	—	63	22

Balance at June 30, 2005 (unaudited)	$—	$65,957	$17,936

7.    Long-Term Debt

Long-term debt consisted of the following:

	December 31,		June 30,
	2003	2004	2005
			(unaudited)
Credit Facility:
Principal balance	$59,403	$64,387	$62,924
Carrying value in excess of principal	8,225	5,944	4,983

	67,628	70,331	67,907
Less current portion	(11,422)	(13,666)	(14,671)

Long-term debt	$56,206	$56,665	$53,236

The Company formally entered into a Credit Facility with Cisco Capital in February 2001 (the “Credit Facility”). The Credit Facility provided the Company with a commitment of up to $240,000. However, only $114,000 was initially available to borrow as of December 31, 2001 to support the Company’s entry into its first five markets. The Credit Facility is secured by substantially all of the assets and equity of the Company and restricts the payment of dividends. Borrowings under the facility bear interest at a rate of LIBOR plus margin of between 3.5% and 5.5% depending on the Company’s leverage ratio.

In March 2002, the Company amended its Credit Facility (“First Amendment”). The First Amendment increased the initial availability from $114,000 to $146,000 in support of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s entry into its first five markets. The total original commitment of $240,000 was reduced to the $146,000 available for the first five markets. The maturity date for the loan was lengthened from March 31, 2008 to March 31, 2010 and the borrowing period was extended by one year. Additionally, this amendment allowed for quarterly interest expenses applicable to open tranches under the Credit Facility to be paid through direct draws against the Credit Facility for a two-year period beginning March 31, 2002.

In November 2002, the Company amended the Credit Facility (“Second Amendment”). In conjunction with the Second Amendment, Cisco Capital cancelled $25,000 of the amount outstanding in exchange for 753 shares of Series B (“Debt Exchange”). The Second Amendment also reduced the total commitment to $115,400. The Second Amendment required that the Company receive a minimum of $40,000 in additional equity capital in order to fully access Tranches 1 and 2, the available borrowings of which totaled $70,500, and Tranche X of up to $15,900, available for the financing of interest payments through March 31, 2004. In addition, the Second Amendment required that the Company receive a minimum of $54,000 in aggregate additional equity capital in order to access Tranche 3, which made an additional $29,000 in borrowings available prior to March 31, 2005. Through the November 2002 Equity Reorganization, the Company received $42,112 in equity capital, satisfying the borrowing requirements for Tranches 1 and 2.

In June 2003, the Company again amended the Credit Facility (“Third Amendment”). For all borrowings outstanding as of June 30, 2003, amounting to approximately $51,694, the Third Amendment fixed the base interest rate at 3.35%, but allows the margin to fluctuate within a prescribed range based on changes in the Company’s leverage ratio. At the time of the Third Amendment and until June 30, 2004, the applicable rate was 8.85%, which represents the maximum rate that may be charged on this portion of the debt. Since June 30, 2004 and continuing through December 31, 2004, the applicable rate on this portion of the debt was 6.85%. Borrowings against the Credit Facility after June 30, 2003 continue to bear interest at a rate of LIBOR plus a margin of between 3.5% and 5.5%, depending on the Company’s leverage ratio at the time. From June 30, 2003 until June 30, 2004, the margin applicable to these borrowings was 5.5%. From June 30, 2004 and continuing through December 31, 2004, the margin applicable to these borrowings was 3.5%. The effective rate on these borrowings at December 31, 2004 was 5.5%.

In March 2004, the Company amended its Credit Facility (“Fourth Amendment”). The Fourth Amendment extended the borrowing availability period for Tranche 2 from March 31, 2004 until March 31, 2005. The Fourth Amendment further provided that Tranche 3 would be reduced from $29,000 to $19,000 and that, as soon as the Company has fully borrowed under Tranche 2, the additional $19,000 of funds would be available to borrow, provided that the Company had obtained at least $11,000 in additional equity funding prior to December 31, 2004. The Company’s Series C preferred stock investment in December 2004 resulted in $17,000 in additional equity funding. In addition, the Fourth Amendment provided that the first borrowing under Tranche 3, which occurred in 2005, would result in the acceleration of vesting of Cisco Capital’s outstanding warrants in their entirety. The borrowing period for Tranche 3 extends until December 31, 2005, and no further borrowing is available after that date. In addition, the Fourth Amendment includes certain adjustments to the loan covenants.

Future borrowings available under the Credit Facility as of December 31, 2004 are restricted to purchases of network equipment and services. As of December 31, 2004, the remaining

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

availability under Tranche 2 of $2,405 was available to borrow until March 31, 2005 and an additional $19,000 (Tranche 3) is available for borrowing until December 31, 2005.

Subsequently, in March 2005, the Company amended its Credit Facility (“Fifth Amendment”). The Fifth Amendment made certain adjustments to the loan covenants as a result of the Company’s entry into its fifth market, Chicago, and the financial impact of that expansion.

Beginning June 30, 2003, as each tranche closes, equal principal installments and current interest charges are paid quarterly over the remaining duration of the Credit Facility. These payments are based on the amount drawn down in each tranche as of the closing of the particular tranche. The Company incurs commitment fees (1% per annum as of December 31, 2004) on the undrawn amount of the loan commitment. Commitment fees are recorded as interest expense and totaled $971, $676, and $214 in 2002, 2003 and 2004, respectively.

Principal payments, excluding amortization of the carrying value in excess of principal, under the Credit Facility for the next five years are:

Long-Term Debt
2005	$11,837
2006	12,365
2007	12,365
2008	12,365
2009	12,365
Thereafter	3,090

$64,387

As a result of the significant discount on the value of the Company’s debt cancelled in the Debt Exchange, the Company accounted for the exchange as a troubled debt restructuring in accordance with SFAS No. 15 and EITF Issue No. 02-4, Determining whether Debtor’s Modification or Exchange of Debt Instruments is within the Scope of FASB Statement No. 15. Under SFAS No. 15, a gain is recognized to the extent that the carrying amount of the debt before the restructuring, net of unamortized discounts and loan costs and other consideration exchanged as partial settlement, exceeds future contractual payments (principal and interest combined) of the restructured debt. Based on this calculation, the Company recorded a gain of $4,338 at the date of the restructuring. Projected future interest payments estimated based on the interest rate in effect at the date of the restructuring, approximately 7.3%, are considered carrying value in excess of principal. As interest is paid in subsequent periods, payments are applied against the carrying value, resulting in no interest expense after the date of restructuring, except to the extent that actual interest rates fluctuate. During 2003 and 2004, such changes in estimates totaled approximately $282 and $259 and are reflected as an increase in interest expense. The effects of such fluctuations are recognized in the period the applicable interest rate changes, except that no gain is recorded until it can no longer be offset by future payments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance of the carrying value in excess of principal liability as of June 30, 2005 is as follows:

Debt cancelled	$25,000

Less:
Value of preferred stock exchanged	(2,902)
Warrants issued with restructure	(2,215)
Unamortized debt discount	(3,636)
Unamortized deferred financing costs written off	(393)
Restructuring transaction costs	(264)

Carrying value in excess of principal at restructure	15,590

Gain on restructuring of debt	(4,338)
Interest payments recorded as a reduction of carrying value in 2002	(449)

Carrying value in excess of principal as of December 31, 2002	10,803
Interest payments recorded as a reduction of carrying value in 2003	(2,578)

Carrying value in excess of principal as of December 31, 2003	8,225
Interest payments recorded as a reduction of carrying value in 2004	(2,281)

Carrying value in excess of principal as of December 31, 2004	$5,944

Interest payments recorded as a reduction of carrying value for the six months ended June 30, 2005	(961)

Carrying value in excess of principal as of June 30, 2005 (unaudited)	$4,983

In connection with the Credit Facility, the Company provided Cisco Capital warrants to acquire shares of the Company’s common stock. When the Credit Facility was established in February 2001, the Company issued Cisco Capital warrants (“First Issuance”) to purchase 543 shares of common stock at an exercise price of $13.4345 per share. The First Issuance had a maximum life of 5 years and was valued at $1,218. In connection with the First Amendment, the Company issued Cisco Capital warrants (“Second Issuance”) in April 2002 to purchase 101 shares of common stock at an exercise price of $13.4345 per share. The Second Issuance had a maximum life of 5 years and was valued at $442. The fair value of these warrants was capitalized as deferred loan costs, and the remaining unamortized loan costs were subsequently offset against the carrying value of the debt cancelled in the Debt Exchange. As a result of the November 2002 Equity Reorganization, the First and Second Issuances were subject to the 1 share for 100 stock exchange, and a new replacement warrant was issued to Cisco Capital (“Third Issuance”) allowing for the purchase of 6 shares of common stock at an exercise price of $3.88 per share. The warrants contained in the Third Issuance are exercisable until March 31, 2010, and the warrants in the First and Second Issuances are no longer outstanding.

In connection with the Second Amendment, the Company issued to Cisco Capital warrants (“Fourth Issuance”) to acquire up to 714 shares of the Company’s common stock at an exercise price of $0.04 per share. The warrants are exercisable through March 31, 2010, or upon the occurrence of a triggering event (“Trigger Event”), which is defined as a sale of the Company or its assets or the consummation of a qualified initial public offering. Upon the occurrence of a Trigger Event that results in a valuation of the equity of the Company at $300,000 or less, none of the warrants in the Fourth Issuance are exercisable. A Trigger Event that results in a valuation of the equity of the Company at $400,000 or greater renders all of the warrants in the Fourth

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Issuance to be exercisable, and a Trigger Event giving a valuation of the Company’s equity between $300,000 and $400,000 results in a pro rata portion of the warrants to be exercisable. In addition, the Fourth Amendment provided for the warrants from the Fourth Issuance to become exercisable upon any borrowing under Tranche 3, which occurred in 2005. The fair value of the Fourth Issuance was $2,199, which was offset against the carrying value of the debt canceled in conjunction with the Debt Exchange. The warrants contained in the Third and Fourth Issuances are currently outstanding.

The Company calculated the fair value of the warrants issued using a binomial valuation model and the following assumptions:

	Issuance
	First (February 2001)	Second (April 2002)	Third (November 2002)	Fourth (November 2002)
Volatility	125.7%	97.4%	97.9%	97.9%
Fair value of common stock	$310.40	$669.22	$3.10	$3.10
Life of warrants	5	5	7.4	7.4
Risk-free interest rate	4.89%	4.65%	3.64%	3.64%

8.    Income Taxes

The income tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective income tax bases, which give rise to deferred tax assets and liabilities, as of December 31, 2004 and 2003 are as follows:

	2003	2004
Deferred tax assets:
Net operating loss	$39,559	$45,637
Carrying value in excess of principal	3,167	2,289
Allowance for doubtful accounts	208	465
Impairment of investments	85	175
Accrued liabilities	1,368	1,463
Organization costs	69	14
Other	827	221

Gross deferred tax assets	45,283	50,264

Deferred tax liabilities:
Property and equipment	4,305	4,958

Gross deferred tax liabilities	4,305	4,958

Net deferred tax assets	40,978	45,306
Valuation allowance	(40,978)	(45,306)

Net deferred taxes	$—	$—

The Company has net operating loss carryforwards of approximately $118,537, which begin expiring in 2015. Utilization of existing net operating loss carryforwards may be limited in future years if significant ownership changes were to occur. The Company has recorded a valuation allowance equal to the net deferred tax assets at December 31, 2003 and 2004, due to the uncertainty of future taxable income.

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Stock Incentive Plans

In November 2002, in connection with the Company’s recapitalization, the Company adopted the Cbeyond Communications, Inc. 2002 Equity Incentive Plan (“Incentive Plan”) and issued 1,621 and 295 options thereunder with respective vesting periods of two and three years. The Incentive Plan permits the grant of nonqualified stock options, incentive stock options and stock purchase rights. The number of shares of common stock that may be issued pursuant to the Plan is 3,608. Substantially all of the options granted under the Incentive Plan following the 2002 recapitalization vest at a rate of 25% per year over four years, although the Board of Directors may occasionally approve a different vesting period. Options are granted at exercise prices equal to or greater than 85% of estimated fair value of the Company’s common stock on the date of grant. For each fiscal year since the 2002 recapitalization, the Company has determined the fair value of its common stock by the Company has determined the fair value of its common stock by using independent external valuation events such as arms-length transactions in our shares, significant business milestones that may have affected the value of our business, and internal valuation estimates based on discounted cash flow analysis of our financial results or other metrics, such as multiples of revenue and adjusted EBITDA. Options expire 10 years after the grant date.

In conjunction with the merger of Investors LLC and the Company, the number of shares to be issued upon exercise of options issued under the Cbeyond Communications, Inc. 2000 Stock Incentive Plan (“2000 Plan”) was adjusted to provide for the optionee to purchase one share of the Company’s new common stock in lieu of each 100 shares of the Company’s old common stock.

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Incentive Plan and the 2000 Plan is presented in the table below (options issued under the 2000 Plan have been retroactively restated to reflect the effect of the November 2002 Equity Reorganization):

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2001	6	$13.4248
Granted	2,103	3.8940
Forfeited	(2)	13.4248

Outstanding, December 31, 2002	2,107	3.9110
Granted	714	3.8800
Exercised	(12)	3.8804
Forfeited	(145)	3.9669

Outstanding, December 31, 2003	2,664	3.8998
Granted	344	11.3502
Exercised	(8)	3.8800
Forfeited	(118)	4.1147

Outstanding, December 31, 2004	2,882	4.7809
Granted	597	11.8340
Exercised	(30)	3.9002
Forfeited	(129)	5.9857

Outstanding, June 30, 2005 (unaudited)	3,320	$6.0190

Options exercisable, December 31, 2002	1,083	$3.8959

Options exercisable, December 31, 2003	1,463	$3.9898

Options exercisable, December 31, 2004	2,003	$3.9006

Options available for future grant	699

The weighted-average fair value of all options at grant date for options granted in 2002, 2003, and 2004 was $1.8302, $3.8757 and $5.5736 per share, respectively. The amount by which fair value of the stock exceeds an option’s exercise price at the applicable grant date is amortized over the vesting period and recognized as non-cash stock option compensation in the consolidated statement of operations. The weighted-average remaining contractual life of outstanding options at December 31, 2004 is 8.2 years.

The following table provides additional information based on the exercise prices of options outstanding at December 31, 2004:

Option Price	Options Outstanding	Options Exercisable	Contractual Life
$3.88	2,564	1,999	8.1
$11.83	34	—	10.0
$12.03	280	—	9.6
$13.42	4	4	6.5

Total	2,882	2,003	8.2

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company follows APB No. 25 and related Interpretations in accounting for its stock options. Under APB No. 25, if the exercise price of the Company’s employee stock options equals the market value of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information regarding net loss, as presented in Note 3, is required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123 as of its effective date. The fair value of these options was estimated at the date of grant using a binomial option-pricing model with the following weighted-average assumptions:

	2002	2003	2004
Risk-free interest rate	4.4%	3.7%	3.4%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	97.5%	79.2%	53.7%
Expected lives (years)	7.2	7.6	7.5

10.    Commitments

The Company has entered into various operating and capital leases, with expirations through 2011, for network facilities, office space, equipment, and software used in its operations. Future minimum lease obligations under noncancelable operating leases and maturities of capital lease obligations as of December 31, 2004 are as follows:

	Operating	Capital
2005	$2,671	$380
2006	1,722	400
2007	1,223
2008	1,246
2009	1,246
Thereafter	3,341

	$11,449	780

Less amounts representing interest		(62)

Present value of minimum lease payments		718
Less current portion		336

Obligations under capital leases—net of current portion		$382

Total rent expense for the years ended December 31, 2002, 2003 and 2004 was $1,856, $2,017 and $2,218, respectively. Certain real estate leases have fixed escalation clauses. Expense under such operating leases is recorded on a straight-line basis over the life of the lease.

The net book value of the software under capital leases at December 31, 2003 and 2004 was $1,197 and $870, respectively. The Company applies its incremental borrowing rate in effect at the time a capital lease is initiated to determine the present value of the future minimum lease payments.

At December 31, 2004, the Company had outstanding letters of credit of $762. These letters of credit expire at various times through December 2006 and collateralize the Company’s

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obligations to third parties for leased space. The fair value of these letters of credit approximates contract values.

11.    Employee Benefit Plan

The Company has a 401(k) Profit Sharing Plan (“Plan”) for the benefit of eligible employees and their beneficiaries. All employees are eligible to participate in the Plan on the first day of the following quarter of the Plan year following the date of hire provided they have reached the age of 18. The Plan provides for an employee deferral up to 25% of eligible compensation. The Plan does not provide for a matching contribution by the employer.

12.    Segment Information

The Company is organized and managed on a geographical segment basis, as follows: Atlanta, Dallas, Denver, Houston and Chicago. The balance of operations are centralized in the Corporate group and serve all customers and markets. The Corporate group primarily consists of executive, administrative and support functions and unallocated operations, including network operations, customer care, and customer provisioning. The Corporate costs are not allocated to the individual operating segments.

Specifically, the Company’s chief operating decision maker allocates resources to and evaluates the performance of its segments based on revenue, direct operating expenses, and certain non-GAAP financial measures. The accounting policies of the Company’s reportable segments are the same as those described in the summary of significant accounting policies.

The asset totals disclosed by segment are directly managed at the segment level and include accounts receivable and certain fixed assets uniquely identifiable with the operations of a particular segment. Corporate assets primarily include cash and cash equivalents, investments, fixed assets, and other assets.

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents information about the Company’s reportable segments:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Revenue:
Atlanta	$11,262	$27,033	$42,236	$19,754	$25,402
Dallas	6,064	19,813	33,129	15,428	20,035
Denver	3,630	18,667	35,051	15,955	22,494
Houston	—	—	2,895	315	5,128
Chicago	—	—	—	—	299

Total revenue	$20,956	$65,513	$113,311	$51,452	$73,358

Adjusted EBITDA
Atlanta	$(1,637)	$11,851	$24,986	$11,786	$14,541
Dallas	(3,736)	4,235	12,353	5,764	8,268
Denver	(3,387)	5,230	17,750	7,707	11,709
Houston	—	(187)	(3,954)	(2,076)	(190)
Chicago	—	—	(565)	(9)	(3,318)
Corporate	(24,017)	(25,495)	(33,768)	(15,943)	(20,612)

Total Adjusted EBITDA	$(32,777)	$(4,366)	$16,802	$7,229	$10,398

Operating profit (loss):
Atlanta	$(3,838)	$7,384	$18,922	$8,904	$11,505
Dallas	(5,319)	678	7,281	3,358	5,625
Denver	(4,151)	2,568	13,404	5,728	9,142
Houston	—	(210)	(4,658)	(2,295)	(879)
Chicago	—	—	(568)	(10)	(3,476)
Corporate	(33,707)	(36,078)	(41,704)	(20,165)	(23,323)

Total operating loss	$(47,015)	$(25,658)	$(7,323)	$(4,480)	$(1,406)

Depreciation and amortization expense:
Atlanta	$2,201	$4,465	$6,064	$2,882	$3,036
Dallas	1,581	3,557	5,072	2,406	2,643
Denver	765	2,663	4,346	1,979	2,567
Houston	2	24	703	219	689
Chicago	—	—	3	1	158
Corporate	9,667	10,562	6,459	4,044	2,559

Total depreciation and amortization	$14,216	$21,271	$22,647	$11,531	$11,652

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Capital expenditures:
Atlanta	$8,389	$7,944	$2,742	$2,161	$1,965
Dallas	8,344	6,181	2,870	1,899	1,287
Denver	7,030	6,379	3,903	2,357	1,744
Houston	—	948	4,041	2,857	1,653
Chicago	—	—	2,325	87	1,650
Corporate	4,684	4,753	7,860	3,176	2,065

Total capital expenditures	$28,447	$26,205	$23,741	$12,537	$10,364

Total assets:
Atlanta	$12,677	$16,227	$12,552	$15,345	$12,525
Dallas	11,591	14,528	11,920	14,306	11,161
Denver	8,326	12,382	11,731	12,794	11,753
Houston	6	930	5,355	3,900	7,258
Chicago	—	—	2,322	86	4,079
Corporate	63,983	42,981	55,323	34,770	51,094

Total assets	$96,583	$87,048	$99,203	$81,201	$97,870

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Reconciliation of Adjusted EBITDA to Net income (loss):
Total Adjusted EBITDA for reportable segments	$(32,777)	$(4,366)	$16,802	$7,229	$10,398
Depreciation and amortization	(14,216)	(21,271)	(22,647)	(11,531)	(11,652)
Non-cash stock option compensation	(22)	(21)	(375)	(178)	(152)
Write-off of public offering cost	—	—	(1,103)	—	—
Interest income	411	715	637	328	508
Interest expense	(4,665)	(2,333)	(2,788)	(1,615)	(1,315)
Minority interest	—	—	—	—	—
Gain recognized on trouble debt restructuring	4,338	—	—	—	—
Loss on disposal of property and equipment	(222)	(1,986)	(1,746)	(425)	(273)
Other income (expense), net	(35)	(220)	(236)	(149)	(22)

Net income (loss)	$(47,188)	$(29,482)	$(11,456)	$(6,341)	$(2,508)

13.    Initial Public Offering Costs

In 2004, the Company began work in connection with an initial public offering of common stock. In connection with the proposed offering, the Company incurred legal and accounting fees of approximately $1.1 million. Although such transaction costs are typically deferred and

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deducted from the proceeds of this offering as a charge against additional paid-in capital, due to the length of time that has transpired since these costs were incurred and other considerations, management determined it was appropriate to expense such costs.

14.    Contingencies Arising After Year-end (unaudited)

In February 2005, the Federal Communications Commission (the “FCC”) issued its Triennial Review Remand Order (the “TRRO”) and adopted new rules, effective March 11, 2005, governing the obligations of incumbent local exchange carriers (“ILECs”) to afford access to certain of their network elements, if at all, and the cost of such facilities. The TRRO reduces the ILECs’ obligations to provide high-capacity loops within, and dedicated transport facilities between, certain ILEC wire centers that are deemed to be sufficiently competitive, based upon various factors such as the number of fiber-based colocators and/or the number of business access lines within such wire centers. In addition, certain caps are imposed regarding the number of UNE facilities that a company, like the Company, may have on a single route or into a single building. Where the wire center conditions or the caps are exceeded, the TRRO eliminates the ILECs’ obligations to provide these high-capacity circuits to competitors at the discounted rates historically received under the 1996 Telecommunications Act.

The rates charged by ILECs for the Company’s high-capacity circuits in place on March 11, 2005 that were affected by the FCC’s new rules are increased 15% effective for one year until March 2006, although the scope of this increase is uncertain because the new FCC rules are subject to interpretation by state regulatory agencies. In addition, by March 10, 2006, the Company will be required to transition those existing facilities to alternative arrangements, such as other competitive facilities or the higher-priced “special access services” offered by the ILECs, unless another rate has been negotiated. Subject to any contractual protections under the Company’s existing interconnection agreements with ILECs, beginning March 11, 2005, the Company is also subject to the ILECs’ higher “special access” pricing for any new installations of DS-1 loops and/or DS-1 and DS-1 transport facilities in the affected ILEC wire centers, on the affected transport routes or that exceeded the caps.

The Company is able to estimate the probable liability for implementation of certain provisions of the TRRO and has accrued approximately $535 through June 30, 2005 for these liabilities, which has been charged to cost of service sold in the six months ended June 30, 2005. The estimate includes $485 for the total cost impact related to wire centers and transport routes deemed sufficiently competitive. However, the Company believes that there is insufficient information to make a reasonable estimate of the increased costs associated with the caps imposed on the number of circuits that the Company may have on a single route or into a single building. Due to inconsistencies and ambiguities in the FCC order as to the application of the loop and transport caps, the cost impacts for Atlanta, Denver and Chicago will not be reasonably estimable until the state of Georgia, Colorado and Illinois, respectively, interprets the rule. The Company believes that such information does exist for the Dallas and Houston markets, resulting in a probable liability of approximately $50, which the Company accrued and, which is reflected as a cost of service in the results of operations through June 30, 2005.

15.     Stock Split (unaudited)

On September 19, 2005, the Company’s Board of Directors approved a 1 for 3.88 reverse stock split effective as of October 26, 2005. All shares and per share data have been adjusted retroactively to reflect the stock split.

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of our common stock.

Until                     , 2005 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

6,104,575 Shares

Common Stock

Deutsche Bank Securities

Raymond James

Thomas Weisel Partners LLC

ThinkEquity Partners LLC

Prospectus

                    , 2005

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the Nasdaq National Market and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee	$20,303.25
NASD filing fee	17,750.00
Nasdaq National Market listing fee	100,000.00
Printing and engraving expenses	300,000.00
Legal fees and expenses	1,500,000.00
Accounting fees and expenses	900,000.00
Transfer agent and registrar fees	10,000.00
Miscellaneous	450,000.00

Total	$3,298,053.25

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our amended and restated bylaws provide for indemnification of the officers and directors to the fullest extent permitted by applicable law. We plan to enter into indemnity agreements with our directors, officers and certain key employees prior to the effectiveness of this offering.

The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

Set forth in chronological order is information regarding all securities sold and employee stock options granted from May 2002 to date (except as otherwise noted) by us and by Cbeyond Investors, LLC, which merged with us in November 2002. Also included is the consideration, if any, received for such securities, and information relating to the section of the Securities Act of 1933, as amended, and the rules of the Securities and Exchange Commission pursuant to which the following issuances were exempt from registration. None of these securities was registered under the Securities Act. No award of options involved any sale under the Securities Act. No sale of securities involved the use of an underwriter and no commissions were paid in connection with the sales of any securities.

1. At various times during the period from May 2002 through May 2005, we granted options to purchase an aggregate of 3,757,202 shares of common stock to employees and directors at exercise prices ranging from $3.88 to $13.43 per share.

2. On November 1, 2002, we issued and sold an aggregate of 12,382,173 shares of Series B participating preferred stock at different closing dates during a 30-day period for an aggregate purchase price of $48,104,738 to certain holders of our Class A preferred stock, members of Cbeyond Investors, LLC, and a number of new investors.

3. On November 1, 2002, we issued warrants to purchase 713,594 shares of our Common Stock at an exercise price of $.04 per share and 6,435 shares of our Common Stock at an exercise price of $3.88 per share to Cisco Systems Capital Corporation in connection with the second amendment and restatement of our credit agreement with Cisco Systems Capital Corporation.

4. On November 1, 2002, we issued 111,803 shares of Common Stock for $3.88 per share to holders of common and preferred units of Cbeyond Investors, LLC, as a result of the conversion of units to Common Stock effected by the merger of Cbeyond Investors, LLC into Cbeyond Communications, Inc.

5. On December 29, 2004, we issued and sold 1,436,533 shares of Series C participating preferred stock for an aggregate purchase price of $17.0 million to certain holders of our Series B preferred stock and a number of new investors.

6. On December 29, 2004, we issued and sold 9,006 shares of Series B participating preferred stock for a purchase price of $34,945 to a holder of our Class A Preferred Stock pursuant to a pre-existing arrangement with the holder.

The issuances of the securities described in paragraph 1 were exempt from registration under the Securities Act under Rule 701, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of such options and common stock were our employees and directors, who received the securities under our compensatory benefit plans or a contract relating to compensation. Appropriate legends were affixed to the share certificates issued in such transactions. All recipients either received adequate information from us or had adequate access, through their employment with us or otherwise, to information about us.

The issuances of the securities described in paragraphs 2 through 6 were exempt from registration under the Securities Act in reliance on Section 4(2) because the issuance of securities to recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to resale or distribution thereof, and appropriate legends were affixed to share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs 2 through 6 were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.

All of the shares of Series B preferred stock described in paragraphs 2 and 6 and all of the shares of Series C preferred stock described in paragraph 5 will automatically convert into shares of common stock prior to completion of this offering.

ITEM 16.     EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) Exhibits

Exhibit No.	Description of Exhibit
1.1†	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of Cbeyond Communications, Inc.

3.2	Second Amended and Restated Certificate of Incorporation of Cbeyond Communications, Inc.

3.3†	Amended and Restated Bylaws of Cbeyond Communications, Inc.

3.4	Second Amended and Restated Bylaws of Cbeyond Communications, Inc.

4.1†	Form of stock certificate of common stock.

5.1	Opinion of Latham & Watkins LLP.

10.1†	Second Amended and Restated Shareholders Agreement, dated as of December 29, 2004, by and among Cbeyond Communications, Inc. and the other parties thereto.

10.2†	Third Amended and Restated Registration Rights Agreement, dated as of December 29, 2004, by and among Cbeyond Communications, Inc. and the other signatories thereto.

10.3†	Second Amended and Restated Credit Agreement, dated as of November 1, 2002, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. and Cisco Systems Capital Corporation.

10.4†	Stock Purchase Agreement, dated as of November 1, 2002, by and between Cbeyond Communications, Inc. and Cisco Systems Capital Corporation.

10.5†

Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of June 30, 2003, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. Cbeyond Leasing, LP and Cisco Systems Capital Corporation.

10.6†

Amendment No. 2 to Second Amended and Restated Credit Agreement, dated as of March 2004, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. Cbeyond Leasing, LP and Cisco Systems Capital Corporation.

10.7†

Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of February 18, 2005, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. Cbeyond Leasing, LP and Cisco Systems Capital Corporation.

10.8	Stock Subscription Warrant of Cisco Systems Capital Corporation, dated as of March 31 2004, to Purchase Shares of Common Stock of Cbeyond Communications, Inc.

10.9†	Stock Subscription Warrant of Cisco Systems Capital Corporation, dated as of November 1, 2002, to Purchase Shares of Common Stock of Cbeyond Communications, Inc.

10.10	2005 Equity Incentive Award Plan of Cbeyond Communications, Inc.

10.11†	2002 Equity Incentive Plan of Cbeyond Communications, Inc.

10.12†	2000 Stock Incentive Plan (as amended) of Cbeyond Communications, Inc.

Exhibit No.	Description of Exhibit

10.13†	Executive Purchase Agreement, dated as of March 28, 2000, by and among Egility Communications, LLC, Egility Communications, Inc., Egility Investors, LLC and James F. Geiger.

10.14†	Executive Purchase Agreement, dated as of March 28, 2000, by and among Egility Communications, LLC, Egility Communications, Inc., Egility Investors, LLC and J Robert Fugate.

10.15†	Executive Purchase Agreement, dated as of March 28, 2000, by and among Egility Communications, LLC, Egility Communications, Inc., Egility Investors, LLC and Robert R. Morrice.

10.16†	Executive Purchase Agreement, dated as of January 31, 2002, by and among Cbeyond Communications, Inc., Cbeyond Investors, LLC and Richard J. Batelaan.

10.17†	Amendment No. 1 to Executive Purchase Agreement, dated as of May 28, 2003, by and among Cbeyond Communications, Inc. and Richard J. Batelaan.

10.18†	Form of Stock Option Grant Notice and Stock Option Agreement under the 2005 Equity Incentive Award Plan of Cbeyond Communications, Inc.

10.19†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2005 Equity Incentive Plan of Cbeyond Communications, Inc.

10.20†	Form of Indemnity Agreement.

10.21†	Form of Amended and Restated At-Will Employment Agreement.

10.22†	Form of Subscription Agreement.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1†	Power of Attorney dated May 16, 2005.

24.2†	Power of Attorney dated June 30, 2005.

†	Previously filed.

(b) Financial Statement Schedules

The following financial schedule is a part of this registration statement and should be read in conjunction with the consolidated financial statements of Cbeyond Communications, Inc.:

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2002, 2003 and 2004

(Dollars in thousands)

	Balance at Beginning of Year	Additions Charged to Cost and Expenses	Less Deductions	Balance at End of Year
Allowance for Doubtful Accounts Receivable
2002	$90	$1,107	$(408)	$789
2003	789	1,369	(1,373)	785
2004	785	2,393	(2,146)	1,033

ITEM 17.    UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from this form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in this form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on October 27, 2005.

CBEYOND COMMUNICATIONS, INC.

By:	/s/ JAMES F. GEIGER
James F. Geiger Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* James F. Geiger	Chairman, President and Chief Executive Officer	October 27, 2005

/s/ J. ROBERT FUGATE J. Robert Fugate	Executive Vice President and Chief Financial Officer	October 27, 2005

/s/ HENRY C. LYON Henry C. Lyon	Chief Accounting Officer	October 27, 2005

* Anthony M. Abate	Director	October 27, 2005

* John Chapple	Director	October 27, 2005

* Douglas C. Grissom	Director	October 27, 2005

* D. Scott Luttrell	Director	October 27, 2005

* James N. Perry, Jr.	Director	October 27, 2005

* Robert Rothman	Director	October 27, 2005

*By:	/s/ J. ROBERT FUGATE
J. Robert Fugate
Attorney-in-Fact